As filed with the Securities and Exchange Commission on August 6, 2010

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES
GLADSTONE LAND CORPORATION
(Exact Name of Registrant as Specified in its Governing Instruments)
1521 Westbranch Drive, Second Floor
McLean, Virginia 22102
(703) 287-5800
(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)
David Gladstone
Chairman and Chief Executive Officer
Gladstone Land Corporation
1521 Westbranch Drive, Second Floor
McLean, Virginia 22102
(703) 287-5800
(703) 287-5801 (facsimile)
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Thomas R. Salley, Esq.
Cooley LLP
777 6th Street, NW
Washington, D.C. 20004
(202) 842-7800
(202) 842-7899 (facsimile)

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
	Amount to be	Offering	Aggregate	Registration
Title of Securities to be Registered	Registered(1)	Price per Share(2)	Offering Price(1)	Fee
Common Stock, $0.01 par value per share	13,915,000	$16.00	$222,640,000	$15,875

(1)	Includes shares subject to sale pursuant to the underwriters’ over-allotment option..

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED AUGUST 6, 2010

12,100,000 Shares of Common Stock

This is an initial public offering of shares of common stock of Gladstone Land Corporation, or Gladstone Land. We are a Delaware corporation that owns farmland in California. We intend to acquire more farmland, which we will lease to farmers until such time as the land may be converted to urban or suburban uses. We also intend to lend to farmers for the purchase of farmland. We may also acquire and invest in mortgages for properties related to farming, such as coolers, processing plants, packing buildings and distribution centers. We intend to elect and qualify to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2011.

Gladstone Land is offering 11,350,000 of the shares to be sold in the offering. The selling stockholder identified in this prospectus is offering an additional 750,000 shares. Gladstone Land will not receive any of the proceeds from the sale of the shares being sold by the selling stockholder.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $14.00 and $16.00. We intend to apply to have our common stock listed on The NASDAQ Global Market under the symbol “LAND.”

See “Risk Factors” on page 12 to read about factors you should consider before buying shares of the common stock. Some risks include:

•	In 2004, we reoriented our company to focus on acquisition of agricultural property to be leased for annual crops, as well as other land and buildings, and may not be able to operate successfully.

•	In addition to acquiring farms and leasing them to tenants, we also intend to make mortgage loans secured by farms and farm-related properties. We cannot predict how much of our assets will be in mortgages.

•	Our real estate investments will include farms and other agricultural properties that may be difficult to sell or re-lease upon tenant defaults or early lease terminations.

•	We intend to set a distribution rate at % of the public offering price in this offering, which may have an adverse impact on the market price for our common stock.

•	Because some of our properties will be devoted to agricultural uses pending their potential future conversion to urban or suburban uses, we will be subject to risks associated with agriculture, which may result in an adverse impact on the price of our common stock.

•	There are material income tax risks associated with the offering.

•	We currently own only two farm properties and we have identified properties to purchase with the net proceeds we will receive from this offering. As a result, investors will be unable to evaluate the manner in which the net proceeds are invested and the economic merits of projects prior to investment.

•	We cannot guarantee when or if our farm properties will ever be converted to urban or suburban uses. If we are unable to sell our agricultural real estate for urban or suburban development, our long-term operating results may be materially adversely affected.

•	Highly leveraged tenants may be unable to make lease payments, which could adversely affect our cash available for distribution to our stockholders.

•	Conflicts of interest exist between us, our Adviser, its officers, directors, and their affiliates, which could result in decisions that are not in the best interests of our stockholders.

•	Our success will depend on the performance of our Adviser. If our Adviser makes inadvisable investment or management decisions, our operations could be materially adversely impacted.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholder	$	$

To the extent that the underwriters sell more than 12,100,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,815,000 shares of common stock from us at the initial public offering price, less the underwriting discount, within 30 days from the date of this prospectus, solely to cover over-allotments.

The underwriters expect to deliver the shares of common stock on [          ], 2010.

[Underwriters]

The date of this prospectus is          , 2010.

GLADSTONE LAND CORPORATION

PROSPECTUS SUMMARY

This summary highlights some information from this prospectus. It may not include all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the Risk Factors. Unless the context suggests otherwise, when we use the term “we” or “us” or “Company” or “Gladstone Land,” we are referring to Gladstone Land Corporation and Gladstone Land Limited Partnership and their respective subsidiaries and not to our Adviser, Gladstone Management Corporation or any of its other affiliated entities. When we use the term “Adviser” we are referring to our Adviser, Gladstone Management Corporation. Unless otherwise indicated, the information included in this prospectus assumes no exercise of the underwriters’ over-allotment option. All information in this prospectus gives effect to a 27,500-for-1 stock split, which will be effected before the closing of this offering.

Corporate Overview

We are an externally-managed corporation that currently owns two farms in California that we lease to Dole Fresh Vegetables, Inc., or Dole Fresh, a wholly owned subsidiary of Dole Food Company, or Dole Foods, which is a guarantor of the leases. We intend to acquire more farmland, which we will lease to farmers until such time as the land may be converted to urban or suburban uses. We also intend to provide senior secured first lien mortgages to farmers for the purchase of farmland and properties related to farming. We expect these mortgages to be secured by farming properties in operation for over five years with a history of crop production and profitable farming operations. We expect that most of our future tenants and borrowers will be small and medium-sized farming operations that are unrelated to us. We may also acquire properties related to farming, such as coolers, processing plants, packing buildings and distribution center, as well as ground leases under these facilities. We intend to lease our properties under triple net leases, an arrangement under which the tenant maintains the property while paying us rent plus taxes and insurance. We have currently identified           properties to acquire, although we have not yet entered into letters of intent or binding agreements to acquire these properties, and there is no guarantee that we will be able to acquire any of them. We have not identified any other specific properties to acquire or for which to invest in mortgages. We are actively seeking and evaluating properties in this regard. We may also provide ancillary services to farmers through our wholly owned taxable real estate investment trust, or REIT, subsidiary, Gladstone Land Advisers, Inc.

We were formed in 1997. Prior to 2004, we engaged in the owning and leasing of farmland, as well as an agricultural operating business whereby we engaged in the farming, contract growing, packaging, marketing and distribution of fresh berries, including commission selling and contract cooling services to independent berry growers. In 2004 we sold our agricultural operating business to Dole Fresh. Since 2004, our operations have consisted solely of leasing our farms located in Watsonville, California and Oxnard, California to Dole Fresh. We also lease a small parcel on our Oxnard farm to an oil company. We do not currently intend to enter the business of growing and marketing farmed products. However, if we do so in the future we will do so through a taxable REIT subsidiary.

We intend to elect to be taxed as a REIT under federal tax laws beginning with the year ending December 31, 2011. Gladstone Management Corporation serves as our adviser and manages our real estate portfolio.

Industry Overview and Our Opportunity

Land Acquisitions

The United States Department of Agriculture, or USDA, estimates that in 2007 there were approximately 2.2 million farms on 922.1 million acres of land in the United States. Out of this total, there were 1.7 million farms dedicated to producing crops on 406.4 million acres of land, resulting in an average of approximately 241 acres per farm.

The USDA’s 2007 Census of Agriculture estimates the total annual market value of crops harvested in the United States at $143.7 billion. According to the National Council of Real Estate Investment Fiduciaries, or NCREIF, Farmland Index, which tracks domestic farmland income and appreciation, U.S. farmland has yielded average annualized returns of 13.9% between 2000 and 2009. Furthermore, the USDA estimates that U.S. cropland value per acre has increased by 92.7% between 2000 and 2009.

Crops can be divided into two sub-categories, annual cropland and permanent cropland. Annual crops, such as strawberries, corn and soybeans, are planted and harvested annually. Permanent crops, such as oranges, almonds and grapes, have plant structures such as trees or vines that produce crops annually without being replanted. We intend to acquire and lease farmland for the primary purpose of harvesting annual crops, with less emphasis on permanent crop farms, because annual crops are less expensive to replace and are less susceptible to disease and poor weather.

We intend to lease to independent farmers with sufficient experience and capital to operate the farms without our financial assistance. We believe this capability on the part of our tenant farmers will give us flexibility to replace tenants if needed and to increase annual rents. We do not have resources to farm the land we acquire, but we know farmers who we believe we can lease to. We seek to acquire cropland in multiple locations in the United States, including California, the Southeast and the Midwest, in order to provide diversification of climate conditions and water sources.

We believe that agricultural real estate that is leased for farming has certain features that distinguish it from other rental real estate. First, because almost all of the property consists of land, there is generally not a significant concern about risks associated with fires or other natural disasters that may damage the property. Second, we believe farmland has historically maintained relatively low vacancy rates when compared to other types of rental real estate and we believe that it is rare for good farmland not to be leased and farmed. As a result, we believe there is a relatively low risk of being unable to lease our properties. Based on our own survey of real estate agents, a low percentage of the farmland in the areas in which we intend to purchase property has remained un-rented during the past ten years. Third, most farmland in the areas in which we intend to buy land is leased under short-term leases, and we plan to lease our property under short term-leases. By entering into short-term leases, we believe we will be in a position to increase our rental rates when the leases are renewed, which could result in higher rents. Conversely there is the possibility that the land cannot be rented. Members of our management team have experience in leasing land that could be used for strawberries, raspberries, tomatoes, beans, peppers, lettuce and other annual crops which produce for one season and are then replaced with newly planted crops. We believe that this strategy will provide us with an opportunity to lease our land holdings to a wide variety of different farmers from year to year and avoid the risk of owning land dedicated to a single crop.

We also believe that much of the real estate we are seeking to acquire will be owned by families and farming businesses. According to the USDA, as of 2007, approximately 86% of farms in the United States are owned by families. Some of these farmers may wish to simultaneously lease their property back and continue their agricultural businesses under short term, net leases. Sellers in these “sale-leaseback” transactions can then use the cash sales proceeds to repay existing indebtedness or for growth of their farming operations. Other sellers may wish to use the cash proceeds for retirement or other business endeavors. Therefore, we believe that real estate that we acquire but do not simultaneously lease back to the seller may instead be leased to other independent farmers. While we expect we will generally receive rents from leasing land for these farming operations from year to year, we believe that we will be able to sell this land at appreciated valuations in the future when these properties may be sold for urban or suburban development.

We believe that, as an investment, U.S. farmland has performed extremely well in recent years compared to other asset classes and has provided investors with a safe haven during the recent turbulence in the financial markets. From 2000 to 2009 the average annual return of the S&P 500 was 1.2%, while the average annual return of the NCREIF Farmland Index was 13.9%. In general, the farming sector is not heavily leveraged, and farmland has maintained low debt levels during a period of unprecedented leverage in other asset classes. As a result, farm values and income have not experienced the extreme volatility seen in recent years in other asset classes.

We believe that farmland possesses the following attributes that may appeal to long-term investors:

•	Inflation drives up food costs and therefore the cost of agricultural commodities. As a result, the underlying land that supports agricultural production will increase with significant correlation to inflation.

•	Farmland provides investors with another asset class to increase portfolio diversification. Historically, farmland values have not been significantly impacted by major swings in the stock and bond markets.

•	Large acreage farmland has minimal vacancy loss and limited capital expense requirements, which results in relatively stable and predictable operating income.

These features increase our confidence in evaluating prospective individual farm acquisitions, including projecting rental income that may be generated from specific properties.

Mortgage Loans

We also expect to make senior secured first lien mortgage loans to farmers for the purchase of farmland and properties related to farming. We believe that we can offer more favorable terms than the traditional farmland lenders against whom we expect to compete. Based on our own survey of agricultural lenders, these institutions are currently lending to borrowers purchasing farmland in amounts up to approximately 65% of the appraised value of the mortgaged land, at interest rates of 6% to 8%. Most, if not all, of these lenders require significant monthly payments of principal. Interest-only loans are not readily available to farmers.

We plan to enter this lending market by offering a greater loan-to-value on mortgaged land, but at slightly higher interest rates and no principal amortization. We believe this loan product will be attractive to two different groups. First, we believe there are farmers that have loans maturing that cannot locate refinancing opportunities. We will seek to make those loans at higher interest rates than offered by the local banks. Second, certain buyers of farms may lack sufficient equity capital to purchase property with the relatively low loan-to-value loans offered by traditional farmland lenders. These buyers need to borrow more of the purchase price, and we intend to lend up to 80% of the purchase price because of our willingness to own the property if the buyer defaults on our loan. Banks usually do not intend to own property, and we do not intend to make a loan solely in order to own the property, as is the case with some “vulture funds.” Instead, we will advise all of our borrowers that non-payment may result in our seeking to own and control the collateral farmland. We also plan on offering interest-only loans to farmers that other lenders are currently not offering. Based on prevailing market rates, we currently intend to initially make these mortgage loans at interest rates of 6.5% to 8.5%.

When we make mortgage loans we intend to provide borrowers with a conditional put option so they can sell their property to us at an agreed fair market value. This option will provide the borrowers with the assurance that they can sell their land if needed. We intend to apply the same underwriting criteria to our loans as we do when buying farmland to ensure the property meets our acquisition criteria if the borrower exercises the put option and sells us the property.

Our Current Properties

We currently own an aggregate of 959 acres of farmland in California, of which approximately 737 acres is farmable.

We acquired 306 acres of farmland in Watsonville, California in 1997, which is held through our wholly owned subsidiary San Andreas Road Watsonville, LLC, for a purchase price of approximately $4.4 million. We currently lease this farm to Dole Fresh on a net lease basis under a lease that expires on December 31, 2010. During 2009, we earned gross rental income on this property of $405,000. We have in place a credit facility that is secured by a mortgage on this property. The credit facility currently has $5,000 outstanding, the minimum amount required under the credit facility.

We acquired 653 acres of farmland in Oxnard, California in 1998, which is held through our wholly owned subsidiary West Gonzales Road Oxnard, LLC, for a purchase price of approximately $9.9 million. We currently lease this farm, including a cooler operation, a box barn, and other buildings, to Dole Fresh on a net lease basis under a lease that expires on December 31, 2013. During 2009, we earned gross rental income on this property of $2.0 million. We have in place a mortgage on this property. The mortgage loan currently has a principal balance of approximately $12.0 million and matures in February 2021. The mortgage loan balance is in excess of the original purchase price, because the value of the land has increased since the purchase in 1998.

Our Objectives and Our Strategy

Our principal business objective is to maximize stockholder returns through a combination of monthly cash distributions to our stockholders, sustainable long-term growth in cash flow from operations and long-term appreciation in the value of our real estate properties. Our primary strategy to achieve our business objective is to invest in and own a diversified portfolio of leased farmland, mortgages on farmland and properties related to farming operations that we believe will produce stable cash flow and increase in value. This strategy includes the following components:

•	Owning Farms and Farm-Related Real Estate. We intend to acquire farmland and lease it to independent farmers. In addition to farmland, we may also seek to buy operations that are related to farmland, such as vegetable and fruit coolers and freezers, packing houses, storage sheds and distribution centers that could generate rental income. We expect to sell some of our real estate assets from time to time when doing so would be advantageous to us and our stockholders. We also expect many of the properties we purchase to eventually be converted to urban or suburban uses, which could result in their long-term appreciation in value.

•	Owning Mortgages on Farms and Farm-Related Real Estate. In circumstances where our purchase of farms and farm-related properties is not feasible, we will seek to provide the purchaser of the property with a mortgage loan secured by the property, often with an option to sell the property to us in the future. Currently, there are few lenders who provide financing for the purchase of farm and farm-related properties, and those loans that can be obtained are at relatively lower amounts to the value of the real estate. This “loan to value” ratio has fallen substantially since the recent economic recession in the United States. We are also aware of shorter term mortgages that were made by banks and other lending institutions that will come due in the near term, and the absence of significant numbers of mortgage providers to make replacement mortgages. We hope to take advantage of this opportunity and provide mortgage loans to owners of farmland and farm-related real estate. We anticipate that these mortgage loans will be at rates and on terms that, in the early years of the loans, will provide us with more income than we would receive from owning and renting farmland in those years. We believe that these attractive terms will be available to us because lending by banks and other financial institutions is currently at a relatively low point. By providing a mortgage loan on the farmland, we believe we will also be in a good position to purchase the farmland should the owner wish to sell the land.

•	Owning Ground Leases. Sometimes an agricultural real estate owner will enter into a long-term lease for the land alone and the tenant will build a building on the site. At the end of the lease the landlord often owns the building. Some of these ground leases are as short as 20 years but many are longer. We believe that there is an opportunity to buy land that is leased under long-term ground leases.

•	Expanding Our Operations Beyond California. The United States is one of the largest farming countries in the world, and we believe this provides us with a great deal of expansion opportunities. While we will begin our farm acquisition operations in California, we expect that we will establish other operations in other farming locations. The southern part of the United States, such as Georgia and Florida, offers additional attractive areas. We also expect to seek farmland acquisitions in the Midwest and Mid-Atlantic. In addition, there are other farming communities throughout the United States and Canada that have similar characteristics, and we may seek to own farmland in those locations as well.

•	Using Leverage. Our strategy includes the use of leverage so that we may make more investments than would otherwise be possible in order to maximize potential returns to stockholders. We intend to borrow through mortgage loans secured by our properties and, in such cases, will attempt to limit our loss exposure on any property to the amount of equity invested in that property. We may also borrow funds on a short-term basis or incur other indebtedness. Some of our investments may be made through joint ventures that will permit us to own interests in large properties without restricting the diversity of our portfolio.

Our Structure

We intend to conduct our business through a traditional Umbrella Partnership Real Estate Investment Trust, or UPREIT, structure in which our properties and mortgages will be held directly or indirectly by our operating partnership, Gladstone Land Limited Partnership, or our Operating Partnership. We are the sole general partner of our Operating Partnership and currently hold 100% of the outstanding limited partnership units of our operating partnership. In the future, we may issue operating partnership units to third parties from time to time in connection with real property acquisitions. Limited partners who hold limited partnership units in our Operating Partnership will be entitled to redeem these units for cash or, at our election, shares of our common stock on a one-for-one basis at any time after the first anniversary of the completion of this offering. Farmland owners who exchange their farms for Operating Partnership units may be able to do so in a tax free exchange. As long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax to the extent that we currently distribute our net taxable income to our stockholders. We may utilize a taxable REIT subsidiary, or TRS, such as Gladstone Land Advisers, Inc., to own or manage our assets and engage in other activities when we deem it necessary or advisable. The taxable income generated by our TRS will be subject to regular corporate income tax.

The following diagram depicts our expected ownership structure upon completion of this offering.

Our Adviser

Gladstone Management Corporation, a Delaware corporation and a registered investment adviser, serves as our adviser, and we refer to it in this prospectus as our Adviser. Our Adviser is responsible for managing our real estate business activities on a day-to-day basis and for identifying and making acquisitions and dispositions that it believes meet our investment criteria. Our Adviser does not acquire or lease real estate other than for its own use. Our Adviser does not and will not make loans to or investments in any company with which we have or intend to enter into a lease, and we will not co-invest with our Adviser in any real estate transaction.

Each of our officers, who are also officers of our Adviser, has significant experience in making investments in and lending to small and medium-sized businesses, including investing in real estate and making mortgage loans. In addition to our officers, our Adviser currently has 32 professionals who are involved in structuring, arranging and managing investments on behalf of companies advised by our Adviser. We also rely on outside professionals that have agricultural experience that are involved in conducting due diligence on the properties that we acquire and lease. Additionally, our Adviser plans to hire additional investing professionals from the California area following this offering.

Under the terms of an amended Advisory Agreement with our Adviser that we will enter into upon completion of this offering, we will pay an annual base management fee equal to 2.0% of our total stockholders’ equity, less the recorded value of any preferred stock, and an incentive fee based on funds from operations, or FFO. For purposes of calculating the incentive fee, FFO includes any realized capital gains and capital losses, less any dividends paid on preferred stock, but FFO does not include any unrealized capital gains or losses. The incentive fee will reward our Adviser if our quarterly FFO, before giving effect to any incentive fee, exceeds 1.75%, or 7% annualized, (the “hurdle rate”) of total stockholders’ equity, less the recorded value of any preferred stock. Our Adviser will receive 100% of the amount of the pre-incentive fee FFO that exceeds the hurdle rate, but is less than 2.1875% of our pre-incentive fee FFO. Our Adviser will also receive an incentive fee of 20% of the amount of our pre-incentive fee FFO that exceeds 2.1875%.

We have designed the incentive fee to reward our Adviser based on our generation of funds from operations. There are no acquisition fees paid to our Adviser when real estate is acquired, and there are no sale fees paid to our Adviser when real estate is sold. The incentive fee is paid based on the generation of income for us. Therefore, we believe the Adviser is incentivized to generate stable and consistent funds from operations to pay our monthly dividends and its incentive fee. We also have entered into a trademark agreement with our Adviser that permits us to use the trademarked diamond-shaped “G” and Gladstone logo for the sum of $10 per quarter.

Our Administrator

We will enter into an amended Administration Agreement with Gladstone Administration, LLC, which we refer to in this prospectus as our Administrator, upon the completion of this offering. Under this agreement, we will pay separately for our allocable portion of our Administrator’s overhead expenses in performing its obligations including, but not limited to, rent and our allocable portion of the salaries and benefits expenses of its employees, including, but not limited to, our chief financial officer, chief compliance officer, treasurer, internal counsel, investor relations officer and their respective staffs.

Our Other Affiliates and Potential Conflicts of Interest

Gladstone Commercial Corporation.  Many of our directors and executive officers are also affiliated with Gladstone Commercial Corporation, a publicly held REIT whose common stock is traded on the NASDAQ Global Select Market under the trading symbol “GOOD.” Gladstone Commercial invests primarily in commercial real estate and selectively makes long-term commercial and industrial mortgage loans. Gladstone Commercial does not invest in or own agricultural real estate or make loans secured by agricultural real estate.

Gladstone Capital Corporation.  Many of our directors and executive officers are also affiliated with Gladstone Capital Corporation, a publicly held closed-end management investment company whose common stock is traded on the NASDAQ Global Market under the trading symbol “GLAD.” Gladstone Capital makes loans to and investments in small and medium-sized businesses. It does not buy or lease real estate and does not lend to agricultural enterprises. Gladstone Capital will not make loans to or investments in any company with which we have or intend to enter into a lease.

Gladstone Investment Corporation.  Many of our directors and executive officers are also affiliated with Gladstone Investment Corporation, a publicly held closed-end management investment company whose common stock is traded on the NASDAQ Global Market under the trading symbol “GAIN.” Gladstone Investment makes loans to and investments in small and medium-sized businesses in connection with buyouts and other recapitalizations. It does not buy or lease real estate and does not lend to agricultural enterprises. Gladstone Investment will not make loans to or investments in any company with which we have or intend to enter into a lease.

We do not presently intend to co-invest with Gladstone Capital, Gladstone Commercial, Gladstone Investment or any other affiliated entity in any business. However, in the future it may be advisable for us to co-invest with one of our affiliates. If we decide to change our policy on co-investments with affiliates, we will seek approval of this decision from our independent directors.

Many of our officers are also officers or directors of our Adviser, Gladstone Capital, Gladstone Commercial and Gladstone Investment. Our Adviser and its affiliates, including our officers, may have conflicts of interest in the course of performing their duties for us. These conflicts may include:

•	Our Adviser may realize substantial compensation on account of its activities on our behalf;

•	Our agreements with our Adviser are not arm’s-length agreements;

•	We may experience competition with our affiliates for financing transactions; and

•	Our Adviser and other affiliates could compete for the time and services of our officers and directors.

Our Tax Status

We were taxed as a C corporation for our taxable years ended December 31, 1997 through December 31, 2009. We will elect to be taxed as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2011. To qualify as a REIT, we may not have, at the end of any taxable year ending on or after December 31, 2011, any undistributed earnings and profits accumulated in any non-REIT taxable year. Our non-REIT earnings and profits include any earnings and profits we accumulated before the effective date of our REIT election, which is expected to be January 1, 2011. As of the date of this prospectus, we estimate our non-REIT earnings and profits to be approximately $10.6 million. We intend to distribute sufficient earnings and profits, to stockholders of record after the completion of this offering, before December 31, 2011 to eliminate any non-REIT earnings and profits, which distributions will be in addition to distributions we will be required to make to satisfy the 90% distribution test (as discussed above) and avoid incurring tax on our undistributed income.

We intend to elect and qualify to be taxed as a REIT under the Code commencing with the taxable year ending December 31, 2011. We believe that, following the completion of this offering, our election to be taxed as a REIT for the tax year ending December 31, 2011, and any distribution of pre-REIT earnings and profits (as discussed above), we will be organized and operated in conformity with the requirements for qualification and taxation as a REIT and that our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes thereafter. We expect to receive an opinion of counsel to the effect that, commencing with our taxable year ending December 31, 2011, and subject to our distribution of all pre-REIT earnings and profits (as discussed above), we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT thereafter. It is possible that the Internal Revenue Service, or IRS, may challenge our qualification as a REIT or attempt to recharacterize the nature of our assets or income. We do not intend to seek a ruling from the IRS as to the foregoing matters. It must be emphasized that the opinion of our counsel, which is not binding on the IRS or any court, is based on various assumptions and certain representations made by our management relating to our organization, assets, income and operations, including, without limitation, the amount of rents that we will receive from personal property.

To maintain our qualification as a REIT beginning with the tax year ending December 31, 2011, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our net income, excluding net capital gains, to our stockholders, and a requirement that we distribute by December 31, 2011, all of our pre-REIT earnings and profits. As a REIT, we generally will not be subject to U.S. federal income tax on our net income that we currently distribute to our stockholders beginning with the year ending December 31, 2011. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some U.S. federal, state and local taxes on our income or property, and the net income of our TRS will be subject to taxation at normal corporate rates. In addition, we will be subject to regular corporate income tax for the taxable years ending on or before December 31, 2010. See “U.S. Federal Income Tax Considerations.”

Risk Factors

You should carefully consider the matters discussed in the “Risk Factors” section of this prospectus beginning on page [  ] prior to deciding to invest in our common stock. Some of the risks include:

•	We may not be able to successfully operate our agricultural properties to be leased for annual crops.

•	We have identified specific properties to purchase with the net proceeds we will receive from this offering and are reviewing others, although we have not yet entered into letters of intent or binding agreements to acquire these properties, and there is no guarantee that we will be able to acquire any of them.

•	There is no assurance that we will be able to purchase the properties under review. As a result, investors will be unable to evaluate the manner in which the net proceeds are invested and the economic merits of projects prior to investment.

•	Because our properties will be devoted to agricultural uses pending their potential future conversion to urban uses, we will be subject to risks associated with agriculture, which may result in an adverse impact on the price of our common stock.

•	Conflicts of interest exist between us, our Adviser, its officers and directors and their affiliates, which could result in decisions that are not in the best interests of our stockholders.

•	We cannot guarantee when or if our properties will ever be converted to urban or suburban uses. If we are unable to sell our agricultural real estate for urban or suburban development, our operating results may be materially adversely affected.

•	We intend to set a distribution rate at % of the public offering price in this offering, which may have an adverse impact on the market price for our common stock.

•	Highly leveraged tenants may be unable to make lease payments, which could adversely affect our cash available for distribution to our stockholders.

•	Our real estate investments will include farms that may be difficult to sell or re-lease upon tenant defaults or early lease terminations.

•	The inability of a tenant to make lease payments will reduce our revenues.

•	We have not identified any properties on which we will make mortgage loans. As a result, investors will be unable to evaluate the economic merits of the mortgage lending aspect of our plan.

•	The inability of a borrower to make interest and principal amortization payments will reduce our revenues.

•	Our business strategy relies on external financing, which may expose us to risks associated with leverage such as restrictions on additional borrowing and payment of distributions, risks associated with balloon payments and risk of loss of our equity upon foreclosure.

•	We are subject to certain risks associated with the ownership of agricultural real estate which could reduce the value of our investments.

•	We may not qualify as a REIT for federal income tax purposes, which would subject us to federal income tax on our taxable income at regular corporate rates, thereby reducing the amount of funds available for paying distributions to stockholders.

•	Our success will depend on the performance of our Adviser. If our Adviser makes inadvisable investment or management decisions, our operations could be materially adversely impacted.

Corporate Information

We were incorporated in California in 1997 and reincorporated in Delaware in 2004. Our executive offices are located at 1521 Westbranch Drive, Second Floor, McLean, Virginia 22102. We also have an office in Oxnard, California near the location of one of our current properties. Our telephone number at our executive offices is (703) 287-5800 and our corporate website will be www.GladstoneLand.com. The information contained on, or accessible through, our website is not incorporated into this prospectus.

The Offering

Common stock offered by us(1)(2)	11,350,000 shares

Common stock offered by the selling stockholder(3)	750,000 shares

Common stock retained by the selling stockholder	2,000,000 shares

Common stock to be outstanding after this offering(1)	14,100,000 shares

Use of proceeds	To purchase agricultural real estate to be leased for farming and to make mortgages on similar agricultural real estate.

Proposed NASDAQ Listing Symbol	LAND

Distribution Policy	Consistent with our objective of qualifying as a REIT, we expect to pay monthly distributions and distribute at least 90% of our REIT taxable income. We expect to commence monthly distributions upon the completion of this offering. Our Board of Directors will determine the amount of distributions we will pay, and our initial distribution rate will be % of the public offering price in this offering. We also intend to distribute sufficient earnings and profits, to stockholders of record after the completion of this offering, before December 31, 2011 to eliminate any non-REIT earnings and profits (which we are required to do to qualify as a REIT). These distributions will be in addition to distributions we are required to make to satisfy the 90% distribution test.

Our Adviser	Pursuant to the terms of an advisory agreement, our Adviser will administer our day-to-day operations, and select our real estate investments.

(1)	Excludes 1,815,000 shares of our common stock issuable pursuant to the over-allotment option granted to the underwriters.

(2)	Up to shares of our common stock will be reserved for sale by the underwriters to our directors, officers and employees and certain associated persons at the public offering price net of the underwriting discount. For more information, see “Underwriting — Directed Shares.”

(3)	Mr. Gladstone intends to sell these shares in the offering in order for us to meet one of the REIT qualification requirements.

The number of shares of our common stock to be outstanding after this offering is based on 2,750,000 shares of common stock outstanding as of          , 2010.

Unless otherwise indicated, all information in this prospectus reflects and assumes the following:

•	effect to 27,500-for-1 stock split prior to the completion of the offering;

•	no exercise by the underwriters of their over-allotment option to purchase up to 1,815,000 additional shares of our common stock in this offering;

•	an initial public offering price of $15.00, which is the midpoint of the range listed on the cover page of this prospectus; and

•	the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering.

Summary Consolidated Financial Data

You should read the summary financial information below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements, notes thereto and other financial information included elsewhere in this prospectus. The summary consolidated financial data as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 are derived from audited financial statements included elsewhere in this prospectus. The summary consolidated financial data as of December 31, 2007 is derived from audited financial statements not included in this prospectus. The summary consolidated financial data as of and for the six months ended June 30, 2010 and 2009 are derived from unaudited financial statements included elsewhere in this prospectus. Our results of operations are not necessarily indicative of results of operations that should be expected in any future periods.

	For the Six Months Ended
	June 30,		For the Years Ended December 31,
	2010	2009	2009	2008	2007
	(Unaudited)	(Unaudited)

Rental Income	$1,196,634	$1,196,634	$2,418,111	$2,418,111	$2,418,111
Net Income	275,313	303,725	654,761	760,253	857,384
EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization)(1)	1,036,956	1,043,171	2,119,977	2,345,583	2,536,017
FFO available to common stockholders(2)	432,237	460,649	968,608	1,075,798	1,173,048
Assets	20,655,379	21,128,789	20,096,184	21,051,214	24,737,513
Liabilities	12,392,956	12,492,714	12,109,074	12,718,865	12,921,494
Stockholder’s Equity	8,262,423	8,636,075	7,987,110	8,332,349	11,816,019

(1)	EBITDA is a key financial measure that our management uses to evaluate our operating performance but should not be construed as an alternative to operating income, cash flows from operating activities or net income (loss), as determined in accordance with accounting principles generally accepted in the United States of America, or GAAP. EBITDA is not a measure defined in accordance with GAAP. We believe that EBITDA is a standard performance measure commonly reported and widely used by analysts and investors in our industry. A reconciliation of net income (loss) to EBITDA is set forth in the table below.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

• EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

• EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

• EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

• Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for these replacements; and

• Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results of operations and using EBITDA only supplementally.

A reconciliation of net income (loss) to EBITDA is as follows:

	For the Six Months Ended
	June 30,		For the Years Ended December 31,
	2010	2009	2009	2008	2007
	(Unaudited)	(Unaudited)

Net Income	$275,313	$303,725	$654,761	$760,253	$857,384
Add:
Interest Expense	352,101	369,048	727,249	793,477	812,023
Income Taxes	252,618	213,474	424,120	476,308	550,946
Depreciation Expense	156,924	156,924	313,847	315,545	315,664

EBITDA	$1,036,956	$1,043,171	$2,119,977	$2,345,583	$2,536,017

(2)	Funds From Operations, or FFO, is a term approved by the National Association of Real Estate Investment Trusts, or NAREIT.

FFO was developed by the NAREIT, as a relative non-GAAP supplemental measure of operating performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO, as defined by NAREIT, is net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash flows from operating activities in accordance with GAAP and should not be considered an alternative to either net income (loss) as an indication of our performance or cash flow from operations as a measure of liquidity or ability to make distributions. Comparison of FFO to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

Basic funds from operations per share, or Basic FFO per share, and diluted funds from operations per share, or Diluted FFO per share, are FFO divided by weighted average common shares outstanding and FFO divided by weighted average common shares outstanding on a diluted basis, respectively, during a period. We believe that FFO, Basic FFO per share and Diluted FFO per share are useful to investors because they provide investors with a further context for evaluating our FFO results in the same manner that investors use net income and earnings per share, or EPS, in evaluating net income available to common stockholders. In addition, since most REITs provide FFO, Basic FFO and Diluted FFO per share information to the investment community, we believe these are useful supplemental measures for comparing us to other REITs. We believe that net income is the most directly comparable GAAP measure to FFO, basic EPS is the most directly comparable GAAP measure to Basic FFO per share, and diluted EPS is the most directly comparable GAAP measure to Diluted FFO per share.

The following table provides a reconciliation of our FFO to the most directly comparable GAAP measure, net income, and a computation of Basic and Diluted FFO per weighted average common share and basic and diluted net income per weighted average common share:

	For the Six Months Ended
	June 30,		For the Years Ended December 31,
	2010	2009	2009	2008	2007
	(Unaudited)	(Unaudited)

Net income	$275,313	$303,725	$654,761	$760,253	$857,384
Add: Real estate depreciation and amortization	156,924	156,924	313,847	315,545	315,664

FFO available to common stockholders	$432,237	$460,649	$968,608	$1,075,798	$1,173,048
Weighted average shares outstanding — basic & diluted	100	100	100	100	100
Basic & Diluted net income per weighted average common share	$2,753	$3,037	$6,548	$7,603	$8,574

Basic & Diluted FFO per weighted average common share	$4,322	$4,606	$9,686	$10,758	$11,730

RISK FACTORS

Before you invest in our securities, you should be aware that your investment is subject to various risks, including those described below. You should carefully consider these risk factors together with all of the other information included in this prospectus before you decide to purchase our securities.

Risks Relating To Our Business

We may not be successful in identifying and consummating suitable acquisitions that meet our investment criteria, which may impede our growth and negatively affect our results of operations.

In 2004, we reoriented our operations and began to implement a strategy of land acquisition to lease for the farming of annual crops, primarily strawberries, while continuing to own and operate our traditional operating farms business. We own two large farm properties in the State of California which we lease to Dole Fresh Vegetables, Inc., or Dole Fresh. We intend to use the net proceeds of this offering to invest in and own more net leased farmland. We expect that most of our future tenants will be small and medium-sized farming operations. Because of the reorientation of our business focus, we are subject to many of the business risks and uncertainties associated with any new business enterprise. Our failure to operate successfully or profitably or accomplish our investment objectives could have a material adverse effect on our ability to generate cash flow to make distributions to our stockholders, and the value of an investment in our common stock may decline substantially or be reduced to zero.

Although we have identified           specific properties to purchase with a portion of the net proceeds from this offering, there can be no assurance that we will be close on these           properties. Therefore, investors will be unable to evaluate the manner in which the net proceeds are invested and the economic merits of projects prior to investment.

At the time of this offering, we have identified           specific properties to purchase with a portion of the net proceeds we will receive from this offering. See “Properties Under Consideration.” However, we have not yet completed our due diligence investigations of any of these properties, nor have we entered into letters of intent or definitive agreements to purchase any of these properties. As a result, there can be no assurance that we will be successful in purchasing any of these properties. Factors that could cause us not to purchase one or more of these properties include our potential inability to agree to definitive purchase terms for the properties with the prospective sellers, and our discovery of problems with the properties in our due diligence investigations. Additionally, besides these initial           properties, we have not yet identified any other properties to purchase. As a result, investors in the offering will be unable to evaluate the manner in which the net proceeds are invested and the economic merits of projects prior to investment. Additionally, our Adviser will have broad authority to make acquisitions of properties that it may identify in the future. There can be no assurance that our Adviser will be able to identify or negotiate acceptable terms for the acquisition of properties that meet our investment criteria, or that we will be able to acquire such properties. We cannot assure you that acquisitions made using the net proceeds of this offering will produce a return on our investment. Any significant delay in investing the net proceeds of this offering would have a material adverse effect on our ability to generate cash flow and make distributions to our stockholders.

Our distribution rate may have an adverse effect on the market price of our common stock.

We intend to set an initial distribution rate at     % of the public offering price in this offering. However, because we only own two properties, we currently do not expect to generate sufficient cash flows from operations to pay distribution at this level. Our failure to rapidly invest the net proceeds of this offering or make investments at acceptable rates of return could result in us using a significant portion of the proceeds of this offering for the purpose of making these distributions or result in our fixing a distribution rate that is not competitive with alternative investments, which could adversely affect the market price for our common stock.

Highly leveraged tenants may be unable to pay rent, which could adversely affect our cash available to make distributions to our stockholders.

Some of our tenants may have been recently restructured using leverage acquired in a leveraged transaction or may otherwise be subject to significant debt obligations. Tenants that are subject to significant debt obligations may be unable to make their rent payments if there are adverse changes to their businesses or economic conditions. Tenants that have experienced leveraged restructurings or acquisitions will generally have substantially greater debt and substantially lower net worth than they had prior to the leveraged transaction. In addition, the payment of rent and debt service may reduce the working capital available to leveraged entities and prevent them from devoting the resources necessary to remain competitive in their industries. In situations where management of the tenant will change after a transaction, it may be difficult for our Adviser to determine with certainty the likelihood of the tenant’s business success and of it being able to pay rent throughout the lease term. These companies are more vulnerable to adverse conditions in their businesses or industries, economic conditions generally and increase in interest rates.

Leveraged tenants are more susceptible to bankruptcy than unleveraged tenants. Bankruptcy of a tenant could cause:

•	the loss of lease payments to us;

•	an increase in the costs we incur to carry the property occupied by such tenant;

•	a reduction in the value of our common stock; and

•	a decrease in distributions to our stockholders.

Under bankruptcy law, a tenant who is the subject of bankruptcy proceedings has the option of continuing or terminating any unexpired lease. If a bankrupt tenant terminates a lease with us, any claim we might have for breach of the lease (excluding a claim against collateral securing the claim) will be treated as a general unsecured claim. Our claim would likely be capped at the amount the tenant owed us for unpaid rent prior to the bankruptcy unrelated to the termination, plus the greater of one year’s lease payments or 15% of the remaining lease payments payable under the lease (but no more than three years’ lease payments). In addition, a bankruptcy court could recharacterize a net lease transaction as a secured lending transaction. If that were to occur, we would not be treated as the owner of the property, but might have additional rights as a secured creditor. This would mean our claim in bankruptcy court would only be for the amount we paid for the property, which could adversely impact our financial condition.

Our real estate investments will consist of agricultural properties that may be difficult to sell or re-lease upon tenant defaults or early lease terminations.

We intend to focus our investments on agricultural properties. These types of properties are relatively illiquid compared to other types of real estate and financial assets. This illiquidity will limit our ability to quickly change our portfolio in response to changes in economic or other conditions. With these properties, if the current lease is terminated or not renewed, we may be required to renovate the property to the extent we have buildings on the property, or to make rent concessions in order to lease the property to another tenant or sell the property. In addition, in the event we are forced to sell the property, we may have difficulty finding qualified purchasers who are willing to buy the property. These and other limitations may affect our ability to sell or re-lease properties without adversely affecting returns to our stockholders.

Our current properties are leased to the same tenant, Dole Fresh, and Dole Fresh may no longer be able to make rental payments or may chose to terminate its leases.

Both of our current farm leases are with Dole Fresh. If Dole Fresh fails to make rental payments or elects to terminate its leases and the land cannot be re-leased on satisfactory terms, it would have a material adverse effect on our financial performance and our ability to make dividend payments to our stockholders.

The inability of a tenant to pay rent will reduce our revenues.

We expect that a single tenant will occupy each of our properties and, therefore, the success of our investments will be materially dependent on the financial stability of these tenants. Lease payment defaults by these tenants could adversely affect our cash flows and cause us to reduce the amount of distributions to stockholders. In the event of a default by a tenant, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. If a lease is terminated, there is no assurance that we will be able to lease the property for the rent previously received or sell the property without incurring a loss.

Our business strategy relies heavily on external financing, which may expose us to risks associated with leverage such as restrictions on additional borrowing and payment of distributions, risks associated with balloon payments, and risk of loss of our equity upon foreclosure.

Our acquisition strategy contemplates the use of leverage so that we may make more investments than would otherwise be possible in order to maximize potential returns to stockholders. If the income generated by our properties and other assets fails to cover our debt service, we could be forced to reduce or eliminate distributions to our stockholders and may experience losses. We may borrow on a secured or unsecured basis. Neither our certificate of incorporation nor our bylaws impose any limitation on borrowing on us. However, our Board of Directors has adopted a policy that our aggregate borrowing will not result in a total debt to total equity ratio greater than two-to-one. This coverage ratio means that, for each dollar of equity we have, we can incur up to two dollars of debt. Our Board of Directors may change this policy at any time.

We currently have a line of credit from a bank that permits us to borrow up to $3,250,000 secured by the Watsonville farm. To date, we have not used this line of credit beyond the minimum draw requirements. In the future, we expect to use it for working capital. As of June 30, 2010, we currently have a $11.5 million mortgage loan from a life insurance company that is secured by the Oxnard farm. The current interest rate on the Oxnard farm loan is 6%. The loan is being amortized over 17 years, of which 12 years are remaining.

Our ability to achieve our investment objectives will be affected by our ability to borrow money in sufficient amounts and on favorable terms. We expect that we will borrow money that will be secured by our properties and that these financing arrangements will contain customary covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. In addition, any credit facility we might enter into is likely to contain certain customary restrictions, requirements and other limitations on our ability to incur indebtedness, and will specify debt ratios that we will be required to maintain. Accordingly, we may be unable to obtain the degree of leverage that we believe to be optimal, which may cause us to have less cash for distribution to stockholders than we would have with an optimal amount of leverage. Our use of leverage could also make us more vulnerable to a downturn in our business or the economy generally. There is also a risk that a significant increase in the ratio of our indebtedness to the measures of asset value used by financial analysts may have an adverse effect on the market price of our common stock.

Some of our debt financing arrangements may require us to make lump-sum or “balloon” payments at maturity. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or to sell the financed property. At the time the balloon payment is due, we may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment, which could adversely affect the amount of our distributions to stockholders.

Once the net proceeds of this offering have been substantially fully invested, we intend to acquire additional properties by borrowing all or a portion of the purchase price and securing the loan with a mortgage on some or all of our real property. If we are unable to make our debt payments as required, a lender could foreclose on the property securing its loan. This could cause us to lose part or all of our investment in such property which in turn could cause the value of our common stock or the amount of distributions to our stockholders to be reduced.

We are subject to certain risks associated with real estate ownership which could reduce the value of our investments.

Our investments will include net leased agricultural real estate. Our performance, and the value of our investments, is subject to risks incident to the ownership and operation of these types of properties, including:

•	adverse weather conditions;

•	global warming;

•	crop disease;

•	changes in the general economic climate;

•	changes in local conditions such as an oversupply of farmland or reduction in demand for farmland;

•	changes in market price of or demand for crops that are grown on our properties, such as strawberries;

•	changes in interest rates and the availability of financing;

•	competition from other available properties; and

•	changes in laws and governmental regulations, including those governing real estate usage, zoning and taxes.

If one or more of these events transpires, our results of operations and financial condition may be materially adversely impacted, resulting in the reduction in the value of our assets and our common stock.

Competition for the acquisition of agricultural real estate may impede our ability to make acquisitions or increase the cost of these acquisitions, which could adversely affect our operating results and financial condition.

We will compete for the acquisition of properties with many other entities engaged in agricultural and real estate investment activities, including corporate agriculture companies, financial institutions, institutional pension funds, other real estate investment trusts, or REITs, other public and private real estate companies and private real estate investors. These competitors may prevent us from acquiring desirable properties or may cause an increase in the price we must pay for real estate. Our competitors may have greater resources than we do, and may be willing to pay more for certain assets or may have a more compatible operating philosophy with our acquisition targets. In particular, larger REITs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase, resulting in increased demand and increased prices paid for these properties. If we pay higher prices for properties, our profitability may decrease, and you may experience a lower return on your investment. Increased competition for properties may also preclude us from acquiring those properties that would generate attractive returns to us.

We expect to lease our properties to small and medium-sized farms and agricultural businesses, which will expose us to additional risks unique to these entities.

Leasing real property to small and medium-sized farms and agricultural businesses will expose us to a number of unique risks related to these entities, including the following:

•	Adverse weather conditions. Fresh produce, including produce used in canning and other packaged food operations, is vulnerable to adverse weather conditions, including windstorms, floods, drought and temperature extremes, which are quite common but difficult to predict. Unfavorable growing conditions can reduce both crop size and crop quality. In extreme cases, entire harvests may be lost in some geographic areas. These factors could have material adverse effects on our tenants and their ability to pay rent to us, which in turn could have a material adverse effect on our business, results of operations, financial condition and ability to make distributions to our stockholders.

•	Crop disease. Fresh produce is also vulnerable to crop disease and to pests, which may vary in severity and effect, depending on the stage of production at the time of infection or infestation, the type of treatment applied and climatic conditions. The costs to control these infestations vary depending on the severity of the damage and the extent of the plantings affected. These infestations can increase costs and decrease revenues of our tenants which could have a material adverse effect on their ability to pay rent to us, which in turn could have a material adverse effect on our business, results of operations, financial condition and ability to make distributions to our stockholders.

•	Sensitivity to market prices and demand. Excess supplies often cause severe price competition in the agricultural industry. Growing conditions in various parts of the world, particularly weather conditions such as floods, droughts and freezes, as well as diseases and pests, are primary factors affecting market prices because of their influence on the supply and quality of product. Fresh produce is highly perishable and generally must be brought to market and sold soon after harvest. Some items, such as lettuce must be sold more quickly, while other items can be held in cold storage for longer periods of time. The selling price received for each type of produce depends on all of these factors, including the availability and quality of the produce item in the market, and the availability and quality of competing types of produce. Adverse prevailing conditions could have a material adverse effect on their ability to pay rent to us, which in turn could have a material adverse effect on our business, results of operations and financial condition and ability to make distributions to our stockholders.

•	Limited financial resources. Small and medium-sized agricultural businesses are more likely than larger farming operations to have difficulty making lease payments when they experience adverse events, such as the events described above. If our tenants are unable to make lease payments to us, it would have a material adverse effect on our ability to make distributions to stockholders.

•	Smaller market share than larger agricultural companies. Because our target tenants are smaller farmers, they will tend to be more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. In addition, our target tenants may face intense competition, including competition from companies with greater financial resources. Competition could lead to price pressure on crops that could lower our tenants’ income, which could adversely impact their ability to make lease payments to us and, in turn, lead to a reduction in the amount of our distributions to stockholders.

•	There is generally little or no publicly available information about our target tenants. Many of our tenants are likely to be privately owned businesses, about which there is generally little or no publicly available operating and financial information. As a result, we will rely on our Adviser to perform due diligence investigations of these tenants, their operations and their prospects. We may not learn all of the material information we need to know regarding these businesses through our investigations. As a result, it is possible that we could lease properties to tenants or make mortgage loans to borrowers that ultimately are unable to pay rent or interest to us, which could adversely impact the amount available for distributions.

•	Less predictable operating results. Small and medium-sized farmers generally have less predictable operating results than larger agricultural companies. We expect that many of our tenants may experience significant fluctuations in their operating results, may from time to time be parties to litigation, may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive positions, may otherwise have a weak financial position or may be adversely affected by changes in the business cycle. Our borrowers or tenants may not meet net income, cash flow and other coverage tests typically imposed by their lenders. The failure of one of our borrowers or tenants to satisfy financial or operating covenants imposed by their lenders could lead to defaults and, potentially, foreclosure on credit facilities, which could additionally trigger cross-defaults in other agreements. If this were to occur, it is possible that the ability of one of our tenants to make required payments to us would be jeopardized.

•	Dependence on one or two key personnel. Typically, the success of a small or medium-sized business also depends on the management talents and efforts of one or two persons or a small group of persons. The death, disability or resignation of one or more of these persons could have a material adverse impact on our tenant and, in turn, on us.

Because we expect ultimately to sell our agricultural real estate to developers in connection with the conversion of such properties to urban or suburban uses, we are subject to risks associated with expansion of urban and suburban land use.

Our business plan is based upon purchasing agricultural real property in California and other locations that we believe is located in the path of urban and suburban growth and ultimately will increase in value as a result. Pending the sale of such real property to developers for conversion to urban, suburban and other more intensive uses, such as residential or commercial development, we intend to lease the property for agricultural uses, particularly farming annual crops. Urban and suburban development is subject to a number of uncertainties, including land zoning and environmental issues, infrastructure development and demand. As a result, there can be no guarantee that the increased development that we expect will actually occur and that we will be able to sell any of the properties that we own or acquire in the future for such conversion. Our inability to sell these properties in the future for conversion to urban or suburban uses could result in a reduced return on investment and could materially adversely impact our results of operations.

Because we must distribute a substantial portion of our net income to qualify as a REIT, we will be largely dependent on third-party sources of capital to fund our future capital needs.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our taxable income each year, excluding capital gains. Because of this distribution requirement, it is not likely that we will be able to fund a significant portion of our future capital needs, including property acquisitions, from retained earnings. Therefore, we will likely rely on public and private debt and equity capital to fund our business. This capital may not be available on favorable terms or at all. Our access to additional capital depends on a number of things, including the market’s perception of our growth potential and our current and potential future earnings. Moreover, additional debt financings may substantially increase our leverage, exposing us to greater risk of default and potentially reducing cash available for distributions to stockholders.

Our real estate portfolio will be concentrated in a limited number of properties, which subjects us to an increased risk of significant loss if any property declines in value or if we are unable to lease a property.

Based on the anticipated net proceeds to be received from this offering, the expected investment size and our Adviser’s experience in the marketplace, we estimate that we will purchase approximately 10 to 15 properties with the net proceeds of this offering. To the extent we are able to leverage such investments, we will acquire additional properties with the net proceeds of borrowings, subject to our debt policy. A consequence of a limited number of investments is that the aggregate returns we realize may be substantially adversely affected by the unfavorable performance of a small number of leases or a significant decline in the value of any property. In addition, while we do not intend to invest 20% or more of our total assets in a particular property at the time of investment, it is possible that, as the values of our properties change, one property may comprise in excess of 20% of the value of our total assets. Lack of diversification will increase the potential that a single under-performing investment could have a material adverse effect on our cash flow and the price we could realize from the sale of our properties.

Liability for uninsured losses could adversely affect our financial condition.

Losses from disaster-type occurrences, such as wars, earthquakes and weather-related disasters, may be either uninsurable or not insurable on economically viable terms. Should an uninsured loss occur, we could lose our capital investment or anticipated profits and cash flow from one or more properties.

Potential liability for environmental matters could adversely affect our financial condition.

We intend to purchase agricultural properties and will be subject to the risk of liabilities under federal, state and local environmental laws. Some of these laws could subject us to:

•	responsibility and liability for the cost of removal or remediation of hazardous substances released on our properties, generally without regard to our knowledge of or responsibility for the presence of the contaminants;

•	liability for the costs of removal or remediation of hazardous substances at disposal facilities for persons who arrange for the disposal or treatment of these substances; and

•	potential liability for common law claims by third parties for damages resulting from environmental contaminants.

We will generally include provisions in our leases making tenants responsible for all environmental liabilities and for compliance with environmental regulations, and requiring tenants to reimburse us for damages or costs for which we have been found liable. However, these provisions will not eliminate our statutory liability or preclude third party claims against us. Even if we were to have a legal claim against a tenant to enable us to recover any amounts we are required to pay, there are no assurances that we would be able to collect any money from the tenant. Our costs of investigation, remediation or removal of hazardous substances may be substantial. In addition, the presence of hazardous substances on one of our properties, or the failure to properly remediate a contaminated property, could adversely affect our ability to sell or lease the property or to borrow using the property as collateral. If we are unable to lease or sell the property, there will be less income to pay out as distributions to shareholders.

Our potential participation in joint ventures creates additional risk.

We may participate in joint ventures or purchase properties jointly with other unaffiliated entities. There are additional risks involved in these types of transactions. These risks include the potential of our joint venture partner becoming bankrupt or our economic or business interests diverging. These diverging interests could, among other things, expose us to liabilities of the joint venture in excess of our proportionate share of these liabilities. The partition rights of each owner in a jointly owned property could reduce the value of each portion of the divided property.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

We may experience interest rate volatility in connection with mortgage loans on our properties or other variable-rate debt that we may obtain from time to time. We may seek to mitigate our exposure to changing interest rates by using interest rate hedging arrangements such as interest rate swaps and caps. These derivative instruments involve risk and may not be effective in reducing our exposure to interest rate changes. Risks inherent in derivative instruments include the risk that counter-parties to derivative contracts may be unable to perform their obligations, the risk that interest rates move in a direction contrary to, or move slower than the period contemplated by, the direction or time period that the derivative instrument is designed to cover, and the risk that the terms of such instrument will not be legally enforceable. While we intend to design our hedging strategies to protect against movements in interest rates, derivative instruments that we are likely to use may also involve immediate costs, which could reduce our cash available for distribution to our stockholders. Likewise, ineffective hedges, as well as the occurrence of any of the risks inherent in derivatives, could adversely affect our reported operating results or reduce your overall investment returns. Our Adviser and our Board of Directors will review each of our derivative contracts and periodically evaluate their effectiveness against their stated purposes.

In addition, the REIT provisions of the Code substantially limit our ability to hedge. Our aggregate gross income from non-qualifying hedges, fees, and certain other non-qualifying sources cannot exceed 5% of our annual gross income. As a result, we might have to limit our use of advantageous hedging techniques or implement those hedges through a TRS. Any hedging income earned by a TRS would be subject to federal, state and local income tax at regular corporate rates. This could increase the cost of our hedging activities or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear.

Risks Associated With Our Use of an Adviser to Manage Our Business

Our success will depend on the performance of our Adviser and if our Adviser makes inadvisable investment or management decisions, our operations could be materially adversely impacted.

Our ability to achieve our investment objectives and to pay distributions to our stockholders is dependent upon the performance of our Adviser in evaluating potential investments, selecting and negotiating property purchases and dispositions, selecting tenants, setting lease terms and determining financing arrangements. You will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments. You must rely entirely on the analytical and management abilities of our Adviser and the oversight of our Board of Directors. If our Adviser or our Board of Directors makes inadvisable investment or management decisions, our operations could be materially adversely impacted.

We may have conflicts of interest with our Adviser and other affiliates.

Our Adviser will manage our real estate business and will locate, evaluate, recommend and negotiate the acquisition of our real estate investments. At the same time, our advisory agreement permits our Adviser to conduct other commercial activities and provide management and advisory services to other entities, including Gladstone Commercial, Gladstone Capital and Gladstone Investment entities affiliated with our officers and directors. Moreover, most of our officers and directors are also officers and directors of Gladstone Capital and Gladstone Investment, which actively make loans to and invest in small and medium-sized companies and Gladstone Commercial, which actively makes real estate investments. As a result, we may from time to time have conflicts of interest with our Adviser in its management of our business and with Gladstone Commercial, Gladstone Investment or Gladstone Capital, which may arise primarily from the involvement of our Adviser, Gladstone Capital, Gladstone Commercial, Gladstone Investment and their affiliates in other activities that may conflict with our business. Examples of these potential conflicts include:

•	our Adviser may realize substantial compensation on account of its activities on our behalf and may, therefore, be motivated to approve acquisitions solely on the basis of increasing compensation to itself;

•	our agreements with our Adviser are not arm’s-length agreements;

•	we may experience competition with our affiliates for financing transactions; and

•	our Adviser and other affiliates, such as Gladstone Capital, Gladstone Investment and Gladstone Commercial, could compete for the time and services of our officers and directors.

These and other conflicts of interest between us and our Adviser could have a material adverse effect on the operation of our business and the selection or management of our real estate investments.

Our financial condition and results of operations will depend on our Adviser’s ability to effectively manage our future growth.

Our ability to achieve our investment objectives will depend on our ability to sustain continued growth, which will, in turn, depend on our Adviser’s ability to find, select and negotiate property purchases and net leases that meet our investment criteria. Accomplishing this result on a cost-effective basis is largely a function of our Adviser’s marketing capabilities, management of the investment process, ability to provide competent, attentive and efficient services and our access to financing sources on acceptable terms. As we grow, our Adviser may be required to hire, train, supervise and manage new employees. Our Adviser’s failure to effectively manage our future growth could have a material adverse effect on our business, financial condition and results of operations.

We may be obligated to pay our Adviser incentive compensation even if we incur a loss.

The Advisory Agreement we will enter into in connection with this offering will entitle our Adviser to incentive compensation based on our FFO, which will reward our Adviser if our quarterly FFO (before giving effect to any incentive fee) exceeds 1.75% (7% annualized) of our total stockholders’ equity (less the recorded value of any preferred stock). Our pre-incentive fee FFO for incentive compensation purposes will exclude the effect of any unrealized gains, losses or other items that do not affect realized net income that we may incur in the fiscal quarter, even if such losses result in a net loss on our statement of operations for that quarter. Thus, we may be required to pay our Adviser incentive compensation for a fiscal quarter even if we incur a net loss for that quarter.

We are dependent upon our key management personnel for our future success, particularly David Gladstone, Terry Lee Brubaker and George Stelljes III.

We are dependent on our senior management and other key management members to carry out our business and investment strategies. Our future success depends to a significant extent on the continued service and coordination of our senior management team, particularly David Gladstone, our chairman and chief executive officer, George Stelljes III, our president and chief operating officer, Terry Lee Brubaker, our vice chairman. The departure of any of our executive officers or key personnel of our Adviser could have a material adverse effect on our ability to implement our business strategy and to achieve our investment objectives.

Risks Associated With Our Organizational Structure

The limit on the number of shares of common stock a person may own may discourage a takeover.

Our certificate of incorporation prohibits ownership of more than 7.5% of the outstanding shares of our common stock by one person except our chairman and chief executive officer, David Gladstone, who will own approximately 15% of our stock after this offering. This restriction may discourage a change of control and may deter individuals or entities from making tender offers for our common stock, which offers might otherwise be financially attractive to our stockholders or which might cause a change in our management. See “Certain Provisions of Delaware Law and of our Certificate of Incorporation and Bylaws — Restrictions on Ownership of Shares.”

Certain provisions of Delaware law could restrict a change in control.

We are subject to provisions of the Delaware General Corporation Law, or DGCL, that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for three years unless the holder’s acquisition of our stock was either approved in advance by our Board of Directors or ratified by the Board of Directors and stockholders owning two-thirds of our outstanding stock not owned by the acquiring holder. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our Board of Directors, they would apply even if the offer may be considered beneficial by some stockholders. As a result, this statute could reduce the likelihood of a transaction that might otherwise be in the best interests of our stockholders.

Our staggered director terms could deter takeover attempts and adversely impact the price of our common stock.

Our directors will be divided into three classes, with the term of the directors in each class expiring every third year. At each annual meeting of stockholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. After election, a director may only be removed by our stockholders for cause. Election of directors for staggered terms with limited rights to remove directors makes it more difficult for a hostile bidder to acquire control of us. The existence of this provision may negatively impact the price of our common stock and may discourage third-party bids to acquire our common stock. This provision may reduce any premiums paid to you for your shares of common stock in a change in control transaction.

Tax Risks

We may not qualify as a REIT for federal income tax purposes, which would subject us to federal income tax on our taxable income at regular corporate rates, thereby reducing the amount of funds available for paying distributions to stockholders.

We currently intend to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 2011. Before January 1, 2011, we will be subject to regular corporate income taxation. Our qualification as a REIT beginning with our taxable year ending December 31, 2011 will depend on our ability to meet various requirements set forth in the Code concerning, among other things, the ownership of our outstanding common stock, the nature of our assets, the sources of our income and the amount of our distributions to our stockholders. The REIT qualification requirements are extremely complex, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that we will be successful in operating so as to qualify as a REIT. At any time new laws, interpretations or court decisions may change the federal tax laws relating to, or the federal income tax consequences of, qualification as a REIT. It is possible that future economic, market, legal, tax or other considerations may cause our Board of Directors to revoke our REIT election, which it may do without stockholder approval.

If we fail to qualify, or lose or revoke our REIT status, we will face serious tax consequences that will substantially reduce the funds available for distribution to you because:

•	we would not be allowed a deduction for distributions to stockholders in computing our taxable income, we would be subject to federal income tax at regular corporate rates and we might need to borrow money or sell assets in order to pay any such tax;

•	we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under statutory provisions, we would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify.

In addition, all distributions to stockholders made before January 1, 2011, and all distributions thereafter, if we fail to qualify as a REIT, will be subject to tax to the extent of our current and accumulated earnings and profits, provided that the U.S. federal rate of income tax on the taxable portion of such distributions is limited to 15% through 2010 under certain circumstances for stockholders who are individuals. If we do fail to qualify as a REIT, we will not be required to make distributions to stockholders and distributions to stockholders that are U.S. corporations might be eligible for the dividends received deduction.

As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and would adversely affect the value of our common stock.

We will not seek to obtain a ruling from the Internal Revenue Service, or IRS, that we qualify as a REIT for federal income tax purposes.

As described herein, we intend to operate so as to qualify as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 2011. Although we have not requested, and do not expect to request, a ruling from the IRS that we qualify as a REIT, we have received an opinion of our counsel that, based on certain assumptions and representations, we will so qualify beginning with our taxable year ending December 31, 2011. You should be aware, however, that opinions of counsel are not binding on the IRS or any court. The REIT qualification opinion only represents the view of our counsel based on its review and analysis of existing law, which includes no controlling precedent, and therefore could be subject to modification or withdrawal based on future legislative, judicial or administrative changes to the federal income tax laws, any of which could be applied retroactively. The validity of the opinion of our counsel and of our qualification as a REIT will depend on our continuing ability to meet the various REIT requirements described herein. An IRS determination that we do not qualify as a REIT would deprive our stockholders of the tax benefits of our REIT status only if the IRS determination is upheld in court or otherwise becomes final. To the extent that we challenge an IRS determination that we do not qualify as a REIT, we may incur legal expenses that would reduce our funds available for distribution to stockholders.

Failure to make required distributions would subject us to tax.

In order to qualify as a REIT beginning with our taxable year ending December 31, 2011, each year we must distribute to our stockholders at least 90% of our taxable income, other than any net capital gains. To the extent that we satisfy the distribution requirement but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any year are less than the sum of:

•	85% of our ordinary income for that year;

•	95% of our capital gain net income for that year; and

•	100% of our undistributed taxable income from prior years.

We intend to pay out our income to our stockholders in a manner intended to satisfy the distribution requirement applicable to REITs and to avoid corporate income tax and the 4% excise tax. Differences in timing between the recognition of income and the related cash receipts or the effect of required debt amortization payments could require us to borrow money or sell assets to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. In the future, we may borrow funds to pay distributions to our stockholders and the limited partners of our Operating Partnership. Any funds that we borrow would subject us to interest rate and other market risks.

In addition, to qualify as a REIT, we are required to distribute our non-REIT earnings and profits accumulated before the effective date of our REIT election, which is expected to be January 1, 2011. As of the date of this prospectus, we estimate our non-REIT earnings and profits to be approximately $10.6 million. We intend to distribute sufficient earnings and profits, to stockholders of record after the completion of this offering, before December 31, 2011 to eliminate any non-REIT earnings and profits. If we were unable to fully distribute our pre-REIT earnings and profits, we would fail to qualify as a REIT.

The IRS may treat sale-leaseback transactions as loans, which could jeopardize our REIT status.

The IRS may take the position that specific sale-leaseback transactions we may treat as true leases are not true leases for federal income tax purposes but are, instead, financing arrangements or loans. If a sale-leaseback transaction were so recharacterized, we might fail to satisfy the asset or income tests required for REIT qualification and consequently lose our REIT status effective with the year of recharacterization. Alternatively, the amount of our REIT taxable income could be recalculated which could cause us to fail the distribution test for REIT qualification. See “Federal Income Tax Consequences of our Status as a REIT — Sale-Leaseback Transactions.”

There are special considerations for pension or profit-sharing trusts, Keogh Plans or individual retirement accounts, or IRAs, whose assets are being invested in our common stock.

If you are investing the assets of a pension, profit sharing, 401(k), Keogh or other retirement plan, IRA or benefit plan in us, you should consider:

•	whether your investment is consistent with the applicable provisions of the Employee Retirement Income Security Act, or ERISA, or the Code;

•	whether your investment will produce unrelated business taxable income, or UBTI, to the benefit plan; and

•	your need to value the assets of the benefit plan annually.

We do not believe that under current ERISA law and regulations that our assets would be treated as “plan assets” for purposes of ERISA. However, if our assets were considered to be plan assets, our assets would be subject to ERISA and/or Section 4975 of the Code, and some of the transactions we have entered into with our Adviser and its affiliates could be considered “prohibited transactions” which could cause us, our Adviser and its affiliates to be subject to liabilities and excise taxes. In addition, our officers and directors, our Adviser and its affiliates could be deemed to be fiduciaries under ERISA and subject to other conditions, restrictions and prohibitions under Part 4 of Title I of ERISA. Even if our assets are not considered to be plan assets, a prohibited transaction could occur if we or any of our affiliates is a fiduciary (within the meaning of ERISA) with respect to a purchase by a benefit plan and, therefore, unless an administrative or statutory exemption applies in the event such persons are fiduciaries (within the meaning of ERISA) with respect to your purchase, you should not purchase shares in this offering.

If our Operating Partnership fails to maintain its status as a partnership for federal income tax purposes, its income may be subject to taxation.

We intend to maintain the status of the Operating Partnership as a partnership for federal income tax purposes. However, if the IRS were to successfully challenge the status of the Operating Partnership as a partnership, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that the Operating Partnership could make to us. This would also result in our losing REIT status and becoming subject to a corporate level tax on our own income. This would substantially reduce our cash available to pay distributions and the return on your investment. In addition, if any of the entities through which the Operating Partnership owns its properties, in whole or in part, loses its characterization as a partnership for federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to the Operating Partnership. Such a recharacterization of an underlying property owner could also threaten our ability to maintain REIT status.

Complying with REIT requirements may cause us to forego or liquidate otherwise attractive investments.

To qualify as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 2011, we must continually satisfy various tests regarding the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our investment performance. In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities (other than government securities, securities of TRSs and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of TRSs and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter beginning with our taxable year ending December 31, 2011, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to dispose of otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to income from “qualified dividends” payable to domestic stockholders of regular corporations taxed at individual income tax rates is reduced by legislation to 15% through the end of 2010. Dividends payable by REITs, however, generally are not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends payable by REITs, more favorable rates applicable to regular corporate qualified dividends may cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends. If these favorable rates for regular corporate qualified dividends extend beyond the end of 2010 into taxable years in which we intend to qualify as a REIT, this could adversely affect the value of our common stock and our other equity securities.

Our ownership of and relationship with TRSs will be limited and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

We currently own one TRS, Gladstone Land Advisers, Inc., and may form other TRSs as part of our overall business strategy. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. A TRS will pay federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s length basis.

Our TRSs will pay federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but is not required to be distributed to us. We anticipate that the aggregate value of any TRS stock and securities owned by us will be less than 25% of the value of our total assets (including the TRS stock and securities). We will scrutinize all of our transactions with any TRSs that we form for the purpose of ensuring that they are entered into on arm’s-length terms in order to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% limitation discussed above or to avoid application of the 100% excise tax discussed above.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our securities.

At any time, the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our security holders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

We will have corporate income tax liability for taxes attributable to taxable years prior to our REIT election.

We will be subject to regular corporate income taxation for our taxable years ended on or before December 31, 2010. In addition, if we were determined, as the result of a tax audit or otherwise, to have an unpaid corporate income tax liability for any taxable years during which we were classified as a C corporation for federal income tax purposes, we would be responsible for paying such tax liability notwithstanding our subsequent qualification as a REIT.

Risks Relating to this Offering and the Market for our Common Stock

The market price and trading volume of our common stock may be volatile following this offering.

Even if an active trading market develops for our common stock after this offering, the market price of our common stock may be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the initial public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	price and volume fluctuations in the stock market from time to time, which are often unrelated to the operating performance of particular companies;

•	significant volatility in the market price and trading volume of shares of REITs, real estate companies or other companies in our sector, which is not necessarily related to the performance of those companies;

•	adverse weather conditions where our properties are located;

•	initiatives that prohibit, restrict or discourage urban and suburban development in California or other areas where our properties are located;

•	changes in demand for or market prices of produce, such as strawberries and other crops, produced in the regions in which we own properties;

•	actual or anticipated variations in our quarterly operating results or distributions;

•	changes in our funds from operations or earnings estimates or the publication of research reports about us or the real estate or agricultural industries generally;

•	increases in market interest rates that lead purchasers of our shares of common stock to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to our anticipated level of debt or any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community;

•	price and volume fluctuations in the stock market as a result of involvement of the United States in armed hostilities, or uncertainty regarding United States involvement in such activities;

•	changes in regulatory policies or tax guidelines, particularly with respect to REITs;

•	loss of REIT status for federal income tax purposes;

•	loss of a major funding source; and

•	general market and economic conditions.

Shares of common stock eligible for future sale may have adverse effects on our share price.

We cannot predict the effect, if any, of future sales of common stock, or the availability of shares for future sales, on the market price of our common stock. Sales of substantial amounts of common stock (including shares of common stock issuable upon the conversion of units of our Operating Partnership that we may issue from time to time) and the sale of up to           shares of common stock held by our current stockholder, or the perception that these sales could occur, may adversely affect prevailing market prices for our common stock.

An increase in market interest rates may have an adverse effect on the market price of our common stock.

One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution rate as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher distribution yield on our common stock or seek securities paying higher dividends or interest. The market price of our common stock likely will be based primarily on the earnings that we derive from rental income with respect to our properties and our related distributions to stockholders, and not from the underlying appraised value of the properties themselves. As a result, interest rate fluctuations and capital market conditions are likely to affect the market price of our common stock, and such effects could be significant. For instance, if interest rates rise without an increase in our distribution rate, the market price of our common stock could decrease because potential investors may require a higher distribution yield on our common stock as market rates on interest-bearing securities, such as bonds, rise.

Other Risks

We have identified material weaknesses in our internal controls over financial reporting, which resulted in our need to revise our previously issued financial statements.

In connection with reporting the financial results for the period ended June 30, 2010, we identified a control deficiency that has been classified as a material weakness in our internal control over financial reporting. A material weakness is a control deficiency that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by employees in the normal course of their assigned functions. The control deficiency identified was that management did not maintain adequate internal controls to assess the financial reporting and disclosure implications of the federal and state tax consequences of certain transactions and arrangements and therefore had not properly recognized certain tax liabilities or income tax receivables, which resulted in accounting errors in our previously issued financial statements. The identification of this material weakness may cause investors to lose confidence in us and our stock may be negatively affected.

The standards that must be met for management to assess the internal control over financial reporting are relatively new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing the activities necessary to make future assessments of our internal control over financial reporting and completing the implementation of any necessary improvements. Future assessments may require us to incur substantial costs and may require a significant amount of time and attention of management, which could seriously harm our business, financial condition and results of operations. If we are unable to assess our internal control over financial reporting as effective in the future, investors may lose confidence in us and our stock may be negatively affected.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, future events, financial condition or performance, expectations, competitive environment, availability of resources, regulation, liquidity, results of operations, strategies, plans and objectives. These forward-looking statements include, without limitation, statements concerning projections, predictions, expectations, estimates, or forecasts as to our business, financial and operational results, and future economic performance; and statements of management’s goals and objectives and other similar expressions concerning matters that are not historical facts. When we use the words “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” or similar expressions, as well as statements in future tense, we intend to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Statements regarding the following subjects are forward-looking by their nature:

•	our business strategy;

•	our projected operating results;

•	our ability to obtain future financing arrangements;

•	estimates relating to our future distributions;

•	our understanding of our competition;

•	market trends;

•	projected capital expenditures; and

•	use of the net proceeds of this offering.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information available to us at the time those statements are made or management’s good faith belief as of that time with respect to future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our common stock, along with the following factors that could cause actual results to vary from our forward-looking statements:

•	the factors referenced in this prospectus, including those set forth under the section captioned “Risk Factors”;

•	general volatility of the capital markets and the market price of our common stock;

•	changes in our business strategy;

•	availability, terms and deployment of capital;

•	availability of qualified personnel;

•	changes in our industry, interest rates or the general economy; and

•	the degree and nature of our competition.

Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $157.0 million, assuming an initial public offering price of $15.00 per share, which is the midpoint of the offering price range on the cover of this prospectus ($182.4 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discount and estimated offering expenses payable by us. We expect to use the net proceeds of this offering to buy agricultural and other real estate for lease to tenants, to make loans secured by real estate and to make payments to our Adviser pursuant to our advisory agreement. As of the date of this prospectus, we do not have commitments to purchase any properties. We will invest the net proceeds in accordance with our investment objectives and policies. See “Investment Policies and Policies with Respect to Certain Activities” for additional information regarding our investment objectives and policies. We will not receive any proceeds from the sale of shares by the selling stockholder.

We estimate that it will take approximately 12 months for us to substantially invest the net proceeds of this offering, depending on the availability of appropriate opportunities and market conditions. Pending such investment, we will primarily invest the net proceeds in securities that are not REIT-qualified investments as well as REIT-qualified investments such as money market instruments, short-term repurchase agreements or other cash equivalents. The non-REIT-qualified investments are expected to provide a current return that will be greater than the REIT-qualified investments. We may also temporarily invest in securities that qualify as “real estate assets” under the REIT provisions of the Code, such as mortgage-backed securities. There can be no assurance that we will be able to achieve our targeted investment pace. See “Investment Policies and Policies with Respect to Certain Activities — Additional Investment Considerations — Temporary Investments” for additional information about temporary investments we may make while waiting to make real estate investments.

A tabular presentation of our estimated use of the proceeds to us from this offering (assuming no exercise of the underwriters’ over-allotment option) is set forth below:

	Dollar Amount	Percentage
	(In thousands)

Gross offering proceeds	$170,250,000	100.00%
Less offering expenses:
Underwriting discounts	$11,917,500	7.00%
SEC registration fee	$15,875	0.01%
FINRA filing fees	$23,140	0.01%
NASDAQ listing fees	$125,000	0.07%
Printing and engraving expenses(1)	$150,000	0.09%
Legal fees and expenses(1)	$700,000	0.41%
Accounting fees and expenses(1)	$150,000	0.09%
Transfer agent and registrar fees(1)	$25,000	0.01%
Miscellaneous offering expenses(1)	$110,985	0.07%
Estimated amount of net proceeds to us (to be used to acquire properties and for general corporate and working capital purposes)	$157,032,500	92.24%

(1)	Estimated.

DISTRIBUTION POLICY

The initial annual distribution rate will be equal to     % of the initial public offering price. The distribution will be paid monthly. We intend to distribute substantially all of our taxable income each year (which does not ordinarily equal net income as calculated in accordance with generally accepted accounting principles in the United States of America) to our stockholders so as to comply with the REIT provisions of the Code. We intend to make monthly distributions to our stockholders beginning within 120 days after we complete this offering. Our distribution policy is subject to revision at the discretion of our Board of Directors. Our Board of Directors will determine the amount of any distributions and such amount will depend on our capital needs, our taxable earnings, our financial condition, our annual distribution requirements to maintain REIT status and such other factors as our Board of Directors deems relevant.

Distributions to our stockholders will generally be subject to tax as ordinary income, although we may designate a portion of such distributions as capital gain and a portion may constitute a tax-free return of capital. Since most of the land we expect to own will be farmland, we do not anticipate that there will be any significant depreciation in the calculation of our taxable income and, therefore, we believe that our taxable income is likely to approximate our funds from operations, or FFO. As a result, we do not believe that it is likely that a material amount of our distributions to stockholders will constitute a return of capital. We will furnish to each of our stockholders annually a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, capital gains or return of capital. We have adopted a dividend reinvestment plan that allows holders of our common stock to have their distributions reinvested automatically in additional shares of our common stock. For more information, see “Dividend Reinvestment Plan.”

To qualify as a REIT, we may not have, at the end of any taxable year, any undistributed earnings and profits accumulated in any non-REIT taxable year. Our non-REIT earnings and profits include any earnings and profits we accumulated before the effective date of our REIT election, which is expected to be January 1, 2011. As of the date of this prospectus, we estimate our non-REIT earnings and profits to be approximately $10.6 million. We intend to distribute, to stockholders of record after the completion of this offering, sufficient earnings and profits before December 31, 2011 to eliminate any non-REIT earnings and profits, which distributions will be in addition to the regular annual distributions described above.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2010 on:

•	an actual basis; and

•	an as adjusted basis to give effect to:

•	the filing of an amendment to our certificate of incorporation to effect a 27,500-for-1 stock split prior to the completion of this offering;

•	the filing of our amended and restated certificate of incorporation; and

•	the sale by us of shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the range listed on the cover page of this prospectus, and our receipt of the estimated net proceeds from that sale after deducting the estimated underwriting discounts and estimated offering expenses payable by us (assuming no exercise of the underwriters’ over-allotment option).

This table should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Description of Capital Stock,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	June 30, 2010	June 30, 2010
	Actual	As Adjusted

Cash and cash equivalents	$2,215,794	$159,248,294
Mortgage notes payable	11,469,376	11,469,376
Borrowings under line of credit	5,000	5,000
Stockholders’ equity:
Common stock, $0.01 par value per share, 1,000 shares authorized, and 100 shares issued and outstanding, actual; XX,XXX,XXX shares authorized, 14,100,000 shares issued and outstanding, as adjusted	1	141,000
Preferred stock, $0.01 par value per share, no shares authorized, issued or outstanding, actual; XX,XXX,XXX shares authorized, no shares issued or outstanding, as adjusted	—	—
Additional paid-in capital	99	156,891,600
Retained earnings	8,262,323	8,262,323

Total stockholders’ equity	8,262,423	165,294,923

Total capitalization	$19,736,799	$176,769,299

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the shares of common stock sold in the offering exceeds the net tangible book value per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

Our net tangible book value as of June 30, 2010 was $7.7 million, or $2.80 per share. After giving effect to the receipt of approximately $157.0 million of estimated net proceeds from our sale of shares of common stock in this offering at an assumed offering price of $15.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, as adjusted net tangible book value as of June 30, 2010 would have been $164.7 million, or $11.69 per share. This represents an immediate increase in net tangible book value of $8.89 per share to existing stockholders and an immediate dilution of $3.32 per share to new investors purchasing shares of common stock in the offering. The following table illustrates this substantial and immediate per share dilution to new investors.

Assumed initial public offering price per share (the midpoint of the range listed on the cover page of this prospectus)		$15.00
Pro forma net tangible book value per share at June 30, 2010	$2.80
Pro forma increase per share attributable to new investors	$8.89

Pro forma as adjusted net tangible book value per share after giving effect to this offering		$11.69

Dilution in net tangible book value per share to new investors		$3.31

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) our as adjusted net tangible book value by $10.6 million, the as adjusted net tangible book value per share by $1.00 per share and the dilution per share to new investors in this offering by $3.57, or $1.63 if the underwriters exercise their option to purchase additional shares in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The following table summarizes, as of June 30, 2010:

•	the total number of shares of common stock purchased from us by our existing stockholder and by new investors purchasing shares in this offering;

•	the total consideration paid to us by our existing stockholder and by new investors purchasing shares in this offering, assuming an initial public offering of $15.00 per share, which is the midpoint of the range listed on the cover page of this prospectus (before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering); and

•	the average price per share paid by our existing stockholder and by new investors purchasing shares in this offering.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share

Existing stockholder	2,750,000	20%	$100	0%	$0.00
New Investors	11,350,000	80%	170,250,000	100%	$15.00

Total	14,100,000	100%	$170,350,000	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and the average price per share by $10.6 million and $1.00, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and without deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The foregoing table does not reflect the sales by the existing stockholder in connection with the sales made by him in this offering. Sales by the selling stockholder in this offering will reduce the number of shares held by existing stockholders to 2,000,000 shares, or 14.2% of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to 12,100,000 shares, or 85.8% of the total number of shares of our common stock outstanding after this offering. In addition, if the underwriters exercise their option to purchase additional shares in full, the shares held by the existing stockholder after this offering would be reduced to 12.6% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to 13,915,000 or 87.4% of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes included in this prospectus.

The selected consolidated financial data as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 are derived from our revised audited consolidated financial statements included in this prospectus. The selected consolidated financial data as of December 31, 2007, 2006 and 2005 and for the years ended December 31, 2006 and 2005 are derived from our revised audited consolidated financial statements that are not included in this prospectus. The selected consolidated financial data as of and for the six months ended June 30 2010 and 2009 are derived from our unaudited consolidated financial statements included in this prospectus. Our results of operations are not necessarily indicative of results of operations that should be expected in any future periods.

	Six Months	Six Months
	Ended	Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	June 30,	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Unaudited)	(Unaudited)

Operating Data:
Total operating revenue	$1,196,634	$1,196,634	$2,418,111	$2,418,111	$2,418,111	$2,355,144	$2,175,271
Total operating expenses	(328,142)	(311,521)	(614,322)	(571,289)	(497,417)	(415,146)	(450,658)
Other expense	(340,561)	(367,914)	(724,908)	(610,261)	(512,364)	(547,824)	(549,252)

Net income before income taxes	527,931	517,199	1,078,881	1,236,561	1,408,330	1,392,174	1,175,361
Provision for income taxes	(252,618)	(213,474)	(424,120)	(476,308)	(550,946)	(529,988)	(450,508)

Net income	$275,313	$303,725	$654,761	$760,253	$857,384	$862,186	$724,853
Share and Per Share Data:
Earnings per weighted average common share — basic & diluted	$2,753	$3,037	$6,548	$7,603	$8,574	$8,622	$7,249
Weighted average shares outstanding — basic & diluted	100	100	100	100	100	100	100
Supplemental Data:
Net income	$275,313	$303,725	$654,761	$760,253	$857,384	$862,186	$724,853
Real estate depreciation and amortization	156,924	156,924	313,847	315,545	315,664	281,088	247,388

Funds from operations(1)	432,237	460,649	968,608	1,075,798	1,173,048	1,143,274	972,241

	Six Months	Six Months
	Ended	Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	June 30,	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Unaudited)	(Unaudited)

Balance Sheet Data:
Real estate, before accumulated depreciation	$19,501,233	$19,501,233	$19,501,233	$19,501,233	$19,501,233	$19,501,233	$18,604,281
Total assets	$20,532,629	$21,128,789	$20,096,184	$21,051,214	$24,737,513	$24,218,122	$20,385,584
Mortgage notes payable and borrowings under the line of credit	$11,474,376	$11,892,782	$11,686,709	$12,091,037	$12,432,589	$12,783,259	$9,394,190
Total stockholders’ equity	$8,262,423	$8,636,075	$7,987,110	$8,332,349	$11,816,019	$10,973,992	$10,182,607
Total common shares outstanding	100	100	100	100	100	100	100

(1)	Funds From Operations, or FFO, is a term approved by the National Association of Real Estate Investment Trusts, or NAREIT.

FFO was developed by the NAREIT, as a relative non-GAAP supplemental measure of operating performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO, as defined by NAREIT, is net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash flows from operating activities in accordance with GAAP and should not be considered an alternative to either net income (loss) as an indication of our performance or cash flow from operations as a measure of liquidity or ability to make distributions. Comparison of FFO to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

Basic funds from operations per share, or Basic FFO per share, and diluted funds from operations per share, or Diluted FFO per share, are FFO divided by weighted average common shares outstanding and FFO divided by weighted average common shares outstanding on a diluted basis, respectively, during a period. We believe that FFO, Basic FFO per share and Diluted FFO per share are useful to investors because they provide investors with a further context for evaluating our FFO results in the same manner that investors use net income and earnings per share, or EPS, in evaluating net income available to common stockholders. In addition, since most REITs provide FFO, Basic FFO and Diluted FFO per share information to the investment community, we believe these are useful supplemental measures for comparing us to other REITs. We believe that net income is the most directly comparable GAAP measure to FFO, basic EPS is the most directly comparable GAAP measure to Basic FFO per share, and diluted EPS is the most directly comparable GAAP measure to Diluted FFO per share.

The following table provides a reconciliation of our FFO to the most directly comparable GAAP measure, net income, and a computation of Basic and Diluted FFO per weighted average common share and basic and diluted net income per weighted average common share:

	For the Six Months
	Ended June 30,		For the Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Unaudited)	(Unaudited)

Net income	$275,313	$303,725	$654,761	$760,253	$857,384	$862,186	$724,853
Add: Real estate depreciation and amortization	156,924	156,924	313,847	315,545	315,664	281,088	247,388

FFO available to common stockholders	$432,237	$460,649	$968,608	$1,075,798	$1,173,048	$1,143,274	$972,241
Weighted average shares outstanding — basic & diluted	100	100	100	100	100	100	100
Basic & Diluted net income per weighted average common share	$2,753	$3,037	$6,548	$7,603	$8,574	$8,622	$7,249

Basic & Diluted FFO per weighted average common share	$4,322	$4,606	$9,686	$10,758	$11,730	$11,433	$9,722

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including those set forth under the heading “Risk Factors” and elsewhere in this prospectus. The following discussions should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Overview

We were incorporated under the general corporation laws of the State of California in 1997 primarily for the purpose of operating strawberry farms through our subsidiary Coastal Berry Company, LLC, or Coastal Berry, a company that that provided growing, packaging, marketing and distribution of fresh berries and other agricultural products. We operated Coastal Berry as our primary business until 2004 when it was sold to Dole Food Company, or Dole Foods.

In 2004, we reincorporated in the State of Delaware and we reoriented our operations and began to implement a strategy of leasing agricultural land for farming. We own two large farms in California which we lease to Dole Fresh Vegetables, Inc., or Dole Fresh, and we intend to use the net proceeds from this offering to invest in and own more farmland. We expect that most of our future tenants will be small and medium-sized farming operations. We also will use some of the proceeds of this offer to make mortgage loans on farms and farm-related properties.

We will conduct substantially all of our investment activities through, and all of our properties will be held directly or indirectly by our Operating Partnership. We will control our Operating Partnership as its sole general partner and we will also initially own all limited partnership units, or Units, of our Operating Partnership. We expect our Operating Partnership to issue Units from time to time, following the completion of this offering, in exchange for agricultural real property. By structuring our acquisitions in this manner, the sellers of the real estate will generally be able to defer the realization of gains until they redeem the Units. Limited partners who hold Units in our Operating Partnership will be entitled to redeem these units for cash or, at our election, shares of our common stock on a one-for-one basis at any time after the first anniversary of the completion of this offering.

Whenever we issue common stock for cash, we will be obligated to contribute any net proceeds we receive from the sale of the stock to our Operating Partnership and our Operating Partnership will, in turn, be obligated to issue an equivalent number of Units to us. Our Operating Partnership will distribute the income it generates from its operations to us and its limited partners on a pro rata basis. At present we do not have any limited partners of our Operating Partnership. We will, in turn, distribute the amounts we receive from our Operating Partnership to our stockholders in the form of monthly cash distributions. We intend to qualify as a REIT for federal tax purposes beginning with the year ending December 31, 2011, whereby we would not be required to pay federal and state income taxes on the distributions we make to our stockholders other than any distribution made to eliminate our earnings and profits for periods prior to our REIT election. However, we do have a taxable REIT subsidiary and if it has any business it will have to pay federal and state income taxes. We will also be subject to regular income tax on our income prior to the effective date of our REIT election, which is expected to be January 1, 2011.

Our strategy is to purchase farmland and farm-related properties and lease these properties to farmers for use in farming operations. We will likely also make mortgage loans secured by farmland. We expect to earn income from rent received on land and from collecting interest payments from mortgagors.

Leases

We anticipate that our typical lease will have a term of one to two years and will be payable annually at a fixed rate with one half due at the beginning of the each year and the other half due at midyear for each lease year. The lease would require that the tenant pay taxes, insurance, water costs and other operating costs. Some leases may have longer terms (e.g., for five or ten years) but have escalation clauses as to the amounts payable by the tenants. The escalation clause may be a fixed amount each year or be variable based on standard cost of living figures. In addition, some long-term leases may require a regular survey of comparable land rents, with an adjustment to reflect the current rents.

Mortgages

We expect that the typical mortgage we offer will be for a fixed interest rate, over a term of five years, and require interest-only payments and no amortization of the principal until maturity. The mortgage will be set up to have the senior claim on the property, but will not require the owner to guarantee the mortgage personally.

Advisory and Administration Agreements

Since 2004, we have been externally managed pursuant to a contractual investment advisory arrangement with our Adviser, under which our Adviser has directly employed all of our personnel and paid its payroll, benefits, and general expenses directly. Prior to January 1, 2010, this agreement also covered the administrative services we received from our Administrator, which until January 1, 2010, was a wholly owned subsidiary of our Adviser. Since January 1, 2010, we have received administrative services pursuant to a separate administration agreement with our Administrator. Upon completion of this offering, we will enter into an amended and restated investment advisory agreement with our Adviser and an amended and restated administration agreement with our Administrator.

Current Advisory Agreement and Administration Agreement

Under the terms of the existing Advisory Agreement, we are responsible for all expenses incurred for our direct benefit. Examples of these expenses include, legal, accounting, interest on short-term debt and mortgages, tax preparation, directors and officers insurance, stock transfer services, shareholder related fees, consulting and related fees. During the years ended December 31, 2009, 2008, and 2007, the total amount of these expenses that we incurred was approximately $275,187, $238,201 and $151,525, respectively. All of these charges are incurred directly by us rather than by our Adviser for our benefit. Accordingly, we did not make any reimbursements to our Adviser for these amounts.

In addition, we are also responsible for all fees charged by third parties that are directly related to our business, which may include real estate brokerage fees, mortgage placement fees, lease-up fees and transaction structuring fees (although we may be able to pass some or all of such fees on to our tenants and borrowers). In the event that any of these expenses are incurred on our behalf by our Adviser, we are required to reimburse our Adviser on a dollar-for-dollar basis for all such amounts. During the years ended December 31, 2009, 2008, and 2007, we did not incur any such fees during these periods. Accordingly, we did not make any reimbursements to our Adviser for these amounts. The actual amount of such fees that we incur in the future will depend largely upon the aggregate costs of the properties we acquire, the aggregate amount of mortgage loans we make, and the extent to which we are able to shift the burden of such fees to our tenants and borrowers. Accordingly, the amount of these fees that we will pay in the future is not determinable at this time. We do not presently expect that our Adviser will incur any of these fees on our behalf.

Under our existing Advisory Agreement, we were required to reimburse our Adviser for our pro rata share of our Adviser’s payroll and benefits expenses on an employee-by-employee basis, based on the percentage of each employee’s time devoted to our matters. Until January 1, 2010, this obligation also extended to administrative services provided to us by our Administrator, which until January 1, 2010 was a wholly owned subsidiary of our Adviser. During the years ended December 31, 2009, 2008, and 2007, these expenses were approximately $19,995, $13,228, and $22,529, respectively.

Under our existing Advisory Agreement, we are also required to reimburse our Adviser for our pro rata portion of all other expenses of our Adviser not reimbursed under the arrangements described above, which we refer to as overhead expenses, equal to the total overhead expenses of our Adviser, multiplied by the ratio of hours worked by our Adviser’s (and until January 1, 2010, our Administrator’s) employees on our projects to the total hours worked by our Adviser’s (and until January 1, 2010, our Administrator’s) employees. However, we are only required to reimburse our Adviser for our portion of its overhead expenses if the amount of payroll and benefits we reimburse to our Adviser is less than 2.0% of our average invested assets for the year. Additionally, we are only required to reimburse our Adviser for overhead expenses up to the point that reimbursed overhead expenses and payroll and benefits expenses, on a combined basis, equal 2.0% of our average invested assets for the year. Our Adviser bills us on a monthly basis for these amounts. Our Adviser is required to reimburse us annually for the amount by which amounts billed to and paid by us exceed this 2.0% limit during a given year. To date, these amounts have never exceeded the 2.0% limit, and we have never received reimbursement. During the years ended December 31, 2009, 2008, and 2007, we reimbursed to our Adviser approximately $5,293, $4,315, and $7,699, respectively, of overhead expenses.

Since January 1, 2010, we have been required to reimburse our Administrator for our pro rata portion of its payroll and benefits expenses on an employee-by-employee basis, based on the percentage of each employee’s time devoted to our matters. We are also required to reimburse our Administrator for our pro rata portion of its overhead expenses, equal to the total overhead expenses of our Administrator, multiplied by the ratio of hours worked by our Administrator’s employees on our projects to the total hours worked by our Administrator’s employees.

The Amended Advisory and Administration Agreements

As with the existing Advisory Agreement, under the terms of the Amended Advisory Agreement, we will be responsible for all expenses incurred for our direct benefit. Examples of these expenses include, legal, accounting, interest on short-term debt and mortgages, tax preparation, directors and officers insurance, stock transfer services, shareholder related fees, consulting and related fees. In addition, we will continue to be responsible for all fees charged by third parties that are directly related to our business, which may include real estate brokerage fees, mortgage placement fees, lease-up fees and transaction structuring fees (although we may be able to pass some or all of such fees on to our tenants and borrowers). In the event that any of these expenses are incurred on our behalf by our Adviser, we will be required to reimburse our Adviser on a dollar-for-dollar basis for all such amounts.

The Amended Advisory Agreement will provide for an annual base management fee equal to 2.0% of our total stockholders’ equity, less the recorded value of any preferred stock, and an incentive fee based on funds from operations, or FFO. For purposes of calculating the incentive fee, FFO will include any realized capital gains and capital losses, less any dividends paid on preferred stock, but FFO will not include any unrealized capital gains or losses. The incentive fee will reward our Adviser if our quarterly FFO, before giving effect to any incentive fee, exceeds 1.75%, or 7% annualized, (the “hurdle rate”) of total stockholders’ equity, less the recorded value of any preferred stock. Our Adviser will receive 100% of the amount of the pre-incentive fee FFO that exceeds the hurdle rate, but is less than 2.1875% of our pre-incentive fee FFO. Our Adviser will also receive an incentive fee of 20% of the amount of our pre-incentive fee FFO that exceeds 2.1875%.

Under the Amended Administration Agreement, we will pay separately for our allocable portion of the Administrator’s overhead expenses in performing its obligations, including rent, and our allocable portion of the salaries and benefits expenses of our chief financial officer, chief compliance officer, treasurer, internal counsel, investor relations officer and their respective staffs.

Critical Accounting Policies

The preparation of our financial statements in accordance with generally accepted accounting principles in the United States of America, or GAAP, requires management to make judgments that are subjective in nature in order to make certain estimates and assumptions. Management relies on its experience, collects historical data and current market data, and analyzes this information in order to arrive at what it believes to be reasonable estimates. Under different conditions or assumptions, materially different amounts could be reported related to the accounting policies described below. In addition, application of these accounting policies involves the exercise of judgment on the use of assumptions as to future uncertainties and, as a result, actual results could materially differ from these estimates. A summary of all of our significant accounting policies is provided in Note 1 to our consolidated financial statements included elsewhere in this prospectus. Below is a summary of accounting polices involving estimates and assumptions that require complex, subjective or significant judgments in their application and that materially affect our results of operations.

Asset Impairment Evaluation

We will periodically review the carrying value of each property to determine if circumstances that indicate impairment in the carrying value of an investment exist or that depreciation periods should be modified. In determining if impairment exists, management will consider such factors as our tenants’ payment history, the financial condition of our tenants, including calculating the current leverage ratios of tenants, the likelihood of lease renewal, business conditions in the industry in which our tenants operate and whether the carrying value of our real estate has decreased. If any of the factors above support the possibility of impairment, we will prepare a projection of the undiscounted future cash flows, without interest charges, of the specific property and determine if the investment in such property is recoverable. In preparing the projection of undiscounted future cash flows, we will estimate the hold periods of the properties and cap rates using information we obtain from market comparability studies and other comparable sources. If impairment is indicated, the carrying value of the property will be written down to its estimated fair value based on our best estimate of the property’s discounted future cash flows. Any material changes to the estimates and assumptions used in this analysis could have a significant impact on our results of operations, as the changes would impact our determination of whether impairment is deemed to have occurred and the amount of impairment loss we would recognize.

Investments in Real Estate

We will record investments in real estate at cost and we will capitalize improvements and replacements when they extend the useful life or improve the efficiency of the asset. In a triple net lease, the tenant generally provides repairs and maintenance. However, to the extent that we undertake repairs or maintenance, we will expense these costs of repairs and maintenance as incurred. We will compute depreciation using the straight-line method over the estimated useful life of 39 years for buildings and improvements, and 5 to 10 years for equipment. The estimated useful life of our buildings and improvements is 20 years. Real estate depreciation expense on these assets was $313,847, $315,545 and $315,664 for the years ended December 31, 2009, 2008, and 2007, respectively. Since most of our real estate will be farmland, we expect that the impact of the items above on our financial statements will be minimal.

We will be required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to record on an annual basis with respect to our investments in real estate. These assessments will have a direct impact on our net income because, if we were to shorten the expected useful lives of our investments in real estate, we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis. Since most of our real estate will be farmland it is likely that the impact of these assessments will have little effect on our financial statements.

We have adopted FASB Accounting Standards Codification, or ASC, Topic 360-10, “Impairment or Disposal of Long-Lived Assets,” or ASC 360-10, which establishes a single accounting model for the impairment or disposal of long-lived assets including discontinued operations. ASC 360-10 requires that the operations related to properties that have been sold or that we intend to sell be presented as discontinued operations in the statement of operations for all periods presented, and properties we intend to sell be designated as “held for sale” on our balance sheet.

Purchase Price Allocation

We will record above-market and below-market in-place lease values for owned properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We will amortize the capitalized above-market lease values as a reduction of rental income over the remaining non-cancelable terms of the respective leases. We will amortize the capitalized below-market lease values (presented in the accompanying balance sheet as value of assumed lease obligations) as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases. Since our mortgage strategy will to a large degree involve sale-leaseback transactions with newly originated leases at market rates, we do not expect that the above-market and below-market in-place lease values will be significant for many of the transactions we will ultimately enter into.

We will measure the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management’s estimates of value are expected to be made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors to be considered by management in its analysis will include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. We will also consider information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management will also include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which we expect to primarily range from six to eighteen months, depending on specific local market conditions.

Management will also estimate costs to execute similar leases including leasing commissions, legal and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired will be further allocated to in-place lease values and customer relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with that respective tenant. Characteristics to be considered by management in allocating these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

We will amortize the value of in-place leases to expense over the initial term of the respective leases, which we primarily expect to range from ten to twenty years. The value of customer relationship intangibles will be amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization period for intangible assets exceed the remaining depreciable life of the asset. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense.

Income Taxes

Our financial results generally will not reflect provisions for current or deferred income taxes for taxable years after 2010. Management believes that we will operate in a manner that will allow us to be taxed as a REIT and, as a result, we do not expect to pay substantial corporate-level income taxes for taxable years after 2010. Many of the requirements for REIT qualification, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to federal income tax which could have a material adverse impact on our results of operations and amounts available for distributions to our stockholders. Our taxable REIT subsidiary will pay taxes on its income, if any.

In connection with intercompany transfers of the Watsonville and Oxnard Farms in 2002 and of the Watsonville farm again in 2004, we created taxable gains for both federal and state purposes. These taxable gains are generally based on the excess of the fair market value of the property over the tax basis of the property. These intercompany taxable gains are indefinitely deferred until a triggering event occurs, generally when the transferee or the transferor leave the consolidated group as defined by the relevant tax law or the property is sold to a third party. While there are taxable gains to the transferring entity, the receiving entity’s tax basis is the fair market value at the date of transfer. Thus a deferred tax liability is created related to the taxable gain to the transferring entity but an offsetting deferred tax asset is created representing the basis difference created by the new tax basis of the receiving entity. As a result, the deferred tax assets and liabilities offset one another and there is no net impact to us. In accordance with ASC 740 and ASC 810, no tax impact is recognized in the consolidated financial statements as a result of intra-entity transfers of assets.

As a result of the transfers above, the related deferred tax assets and liabilities total approximately $2.3 million as of December 31, 2009. With respect to the federal amount of $2.1 million, this amount will become payable when we make a REIT election and as a REIT, we will no longer be able to obtain the benefit of the related deferred tax asset. As a result, we will reverse the deferred tax asset when we have completed all significant actions necessary to qualify as a REIT and are committed to a course of action for this to occur. We currently expect this to occur in the fourth quarter of 2010 however, there can be no assurance that this will occur. The REIT election does not have the same impact on the state tax amount of approximately $200,000, therefore these will continue to be deferred.

In addition, at the time of transfer of the Watsonville farm in February 2004 from SC Land, a deferred intercompany stock account, or DISA, was created at the state income tax level. The DISA is calculated based upon the fair market value of the property at the time of distribution and the resulting tax liability was approximately $98,000. SC Land was formally liquidated in June 2010, however we have concluded that SC Land was de facto liquidated in May 2009, when it transferred its remaining existing asset to the parent company, since the business operations of SC Land were effectively terminated as of that date. The state income taxes of $98,000 related to the DISA became payable at the time of the de facto liquidation in May 2009.

In addition, we transferred the Oxnard farm in May 2009 from SC Land Inc into the parent company. As stated in the paragraph above, SC Land was de facto liquidated in May 2009 and as a result, we will not be subject to a similar tax on the transfer as discussed in the paragraphs above related to the 2002 and 2004 transfers.

In addition, under California state law, Gladstone Land and our Adviser are presumed to be unitary entities and therefore required to report their income on a combined basis, as David Gladstone is the sole shareholder of both entities. The combined reporting application will result in refunds related to previous income tax years. The combined refunds from 2005 through 2009 are estimated to be approximately $126,000. Management has decided to pursue these refunds.

Revision of Historical Financial Statements

As discussed in Note 2 to the financial statements, certain tax accounting matters were identified during 2010 that required revisions of our financial statements for the years ended December 31, 2009, 2008 and 2007. Management’s discussions and analysis reflects the impact of the items in Note 2 in the discussion of the changes in comparative results of operations and cash flows.

Results of Operations

Comparison of Six Months Ended June 30, 2010 and 2009

A comparison of our operating results for the six months ended June 30, 2010 and June 30, 2009 is below:

	For the Six Months Ended June 30,
	2010	2009	$ Change	% Change

Operating revenues
Rental income	$1,196,634	$1,196,634	$—	0%

Total operating revenues	1,196,634	1,196,634	—	0%

Operating expenses
Depreciation	156,924	156,924	—	0%
Management advisory fee	65,155	10,245	54,910	536%
Professional fees	75,248	130,459	(55,211)	(42)%
Taxes and licenses	2,438	1,779	659	37%
Insurance	14,017	11,193	2,824	25%
General and administrative	14,360	921	13,439	1459%

Total operating expenses	328,142	311,521	16,621	5%

Other income (expense)
Interest income from temporary investments	1,639	1,134	505	45%
Other (expense) income	9,901	—	9,901	0%
Interest expense	(352,101)	(369,048)	16,947	(5)%

Total other expense	(340,561)	(367,914)	27,353	(7)%

Net income before income taxes	527,931	517,199	10,732	2%

Provision for income taxes	252,618	213,474	39,144	0%

Net income	$275,313	$303,725	$(28,412)	(9)%

Operating Revenues

Rental income remained flat for six months ended June 30, 2010, as compared to the six months ended June 30, 2009. There were no changes to the terms of the two operating leases during the year, and thus our revenues did not change.

Operating Expenses

Depreciation and amortization expenses remained flat for the six months ended June 30, 2010, as compared to the six months ended June 30, 2009. There were no additions or disposals of fixed assets during the year, and thus depreciation expense did not change.

The management advisory fee increased for the six months ended June 30, 2010, as compared to the six months ended June 30, 2009, primarily as a result of the increased number of hours our Adviser’s employees spent on our matters related to the preparation of the registration statement related to this offering. The management advisory fee consists of the reimbursement of expenses, including direct allocation of employee salaries and benefits, as well as general overhead expense, to our Adviser in accordance with the terms of the advisory agreement.

Professional fees, consisting primarily of legal and accounting fees, decreased during the six months ended June 30, 2010, as compared to the six months ended June 30, 2009, primarily as a result of the increased amount of legal fees incurred during the quarter ended March 31, 2009 from discussions with the State of California regarding water regulations and clean up costs from environmental impact studies. Insurance expense consists of the premiums paid for directors and officers insurance coupled with liability insurance premiums. Insurance expense increased for the six months ended June 30, 2010, as compared to the six months ended June 30, 2009, because of an increase in the premiums paid for our commercial excess liability policy.

General and administrative expense increased for the six months ended June 30, 2010, as compared to the six months ended June 30, 2009, due to an increase in dues and subscriptions.

Other Income and Expense

Interest income from temporary investments increased during the six months ended June 30, 2010, as compared to the six months ended June 30, 2009. The increase was primarily a result of the increase in our average cash balances during the six months ended June 30, 2010.

Interest expense decreased for the six months ended June 30, 2010, as compared to the six months ended June 30, 2009. This was a result of the decrease in the outstanding principal balance on our mortgage note due to amortizing principal payments made throughout the year, which results in a decrease in the amount of interest payable each month.

Net Income

Net income increased for the six months ended June 30, 2010, as compared to the six months ended June 30, 2009. This increase was primarily a result of a decrease in professional fees and interest expense, partially offset by an increase in management advisory fees.

Comparison of Years Ended December 31, 2009 and 2008

A comparison of our operating results for the years ended December 31, 2009 and December 31, 2008 is below:

	For the Year Ended December 31,
	2009	2008	$ Change	% Change

Operating revenues
Rental income	$2,418,111	$2,418,111	$—	0%

Total operating revenues	2,418,111	2,418,111	—	0%

Operating expenses
Depreciation	313,847	315,545	(1,698)	(1)%
Management advisory fee	25,288	17,543	7,745	44%
Professional fees	235,852	189,341	46,511	25%
Taxes and licenses	2,763	19,988	(17,225)	(86)%
Insurance	24,739	14,723	10,016	68%
General and administrative	11,833	14,149	(2,316)	(16)%

Total operating expenses	614,322	571,289	43,033	8%

Other income (expense)
Interest income from temporary investments	2,341	43,663	(41,322)	(95)%
Interest income from note receivable	—	—
Interest income from employee loans	—	140,423	(140,423)	(100)%
Other (expense) income	—	(870)	870	(100)%
Interest expense	(727,249)	(793,477)	66,228	(8)%

Total other expense	(724,908)	(610,261)	(114,647)	19%

Net income before income taxes	1,078,881	1,236,561	(157,680)	(13)%

Provision for income taxes	424,120	476,308	(52,188)	(11)%

Net income	$654,761	$760,253	$(105,492)	(14)%

Operating Revenues

Rental income remained flat for the year ended December 31, 2009, as compared to the year ended December 31, 2008. There were no changes to the terms of the two operating leases during 2009, and thus our revenues did not change.

Operating Expenses

Depreciation and amortization expenses remained relatively flat during the year ended December 31, 2009, as compared to the year ended December 31, 2008. There were no additions or disposals of fixed assets during 2009, and thus depreciation expense did not significantly change.

The management advisory fee for the year ended December 31, 2009 increased, as compared to the year ended December 31, 2008, primarily as a result of the increased number of hours our Adviser’s employees spent on our matters related to the research and preparation of this registration statement. The management advisory fee consists of the reimbursement of expenses, including direct allocation of employee salaries and benefits, as well as general overhead expense, to our Adviser in accordance with the terms of the advisory agreement.

Professional fees, consisting primarily of legal and accounting fees, increased during the year ended December 31, 2009, as compared to the year ended December 31, 2008, primarily as a result of the increased amount of legal fees incurred from discussions with the State of California regarding water regulations and clean up costs from environmental impact studies.

Taxes and licenses decreased during the year ended December 31, 2009, as compared to the year ended December 31, 2008, primarily as a result of interest and penalties due to the State of California for tax returns filed during 2004, which were paid in 2008.

Insurance expense consists of the premiums paid for directors and officers insurance coupled with liability insurance premiums. Insurance expense increased for the year ended December 31, 2009, as compared to the year ended December 31, 2008, because of an increase in the premiums paid for our commercial excess liability policy.

General and administrative expense decreased for the year ended December 31, 2009, as compared to the year ended December 31, 2008, because of repairs and maintenance incurred during 2008 that was not incurred during 2009.

Other Income and Expense

Interest income from temporary investments decreased during the year ended December 31, 2009, as compared to the year ended December 31, 2008. The decrease was primarily a result of the decrease in our average cash balances during the year ended December 31, 2009, coupled with a decrease in the average rate of interest earned on our money market accounts during 2009.

Interest income on employee loans decreased during the year ended December 31, 2009, as compared to the year ended December 31, 2008. This decrease was because the employee loan was paid in full in December 2008.

Interest expense decreased for the year ended December 31, 2009, as compared to the year ended December 31, 2008. This was a result of the decrease in the outstanding principal balance on our mortgage note due to amortizing principal payments made throughout 2008 and 2009, which results in a decrease in the amount of interest payable each month.

Net Income

Net income decreased for the year ended December 31, 2009, as compared to the year ended December 31, 2008. This decrease was primarily a result of increased professional fees, and insurance expense, coupled with a decrease in interest income as discussed above.

Comparison of Years Ended December 31, 2008 and 2007

A comparison of our operating results for the years ended December 31, 2008 and December 31, 2007 is below:

	For the Year Ended December 31,
	2008	2007	$ Change	% Change

Operating revenues
Rental income	$2,418,111	$2,418,111	$—	0%

Total operating revenues	2,418,111	2,418,111	—	0%

Operating expenses
Depreciation	315,545	315,664	(119)	0%
Management advisory fee	17,543	30,228	(12,685)	(42)%
Professional fees	189,341	132,698	56,643	43%
Taxes and licenses	19,988	3,574	16,414	459%
Insurance	14,723	11,897	2,826	24%
General and administrative	14,149	3,356	10,793	322%

Total operating expenses	571,289	497,417	73,872	15%

Other income (expense)
Interest income from temporary investments	43,663	99,881	(56,218)	(56)%
Interest income from note receivable	—	1,203	(1,203)	(100)%
Interest income from employee loans	140,423	188,478	(48,055)	(25)%
Other (expense) income	(870)	10,097	(10,967)	(109)%
Interest expense	(793,477)	(812,023)	18,546	(2)%

Total other expense	(610,261)	(512,364)	(97,897)	19%

Net income before income taxes	1,236,561	1,408,330	(171,769)	(12)%

Provision for income taxes	476,308	550,946	(74,638)	(14)%

Net income	$760,253	$857,384	$(97,131)	(11)%

Operating Revenues

Rental income remained flat for the year ended December 31, 2008, as compared to the year ended December 31, 2007. There were no changes to the terms of the two operating leases during 2008, and thus our revenues did not change.

Operating Expenses

Depreciation and amortization expenses remained flat during the year ended December 31, 2008, as compared to the year ended December 31, 2007. There were no additions or disposals of fixed assets during 2008, and thus depreciation expense did not significantly change.

The management advisory fee for the year ended December 31, 2008 decreased, as compared to the year ended December 31, 2007, primarily as a result of the decreased number of hours our Adviser’s employees spent on our matters, coupled with a decrease in overhead expenses incurred by our Adviser for our benefit. There were more employee hours spent on the audit during 2007. The management advisory fee consists of the reimbursement of expenses, including direct allocation of employee salaries and benefits, as well as general overhead expense, to our Adviser in accordance with the terms of the advisory agreement.

Professional fees, consisting primarily of legal and accounting fees, increased during the year ended December 31, 2008, as compared to the year ended December 31, 2007, primarily as a result of fees incurred for an earnings and profit study of Gladstone Land completed in 2008.

Taxes and licenses increased during the year ended December 31, 2008, as compared to the year ended December 31, 2007, primarily as a result of interest and penalties due to the State of California for tax returns filed during 2004. There are no more prior year tax issues outstanding and we are current on all of our tax filings.

Insurance expense consists of the premiums paid for directors and officers insurance coupled with liability insurance premiums. Insurance expense increased for the year ended December 31, 2008, as compared to the year ended December 31, 2007, because of an increase in the premiums paid for our commercial excess liability policy.

General and administrative expense increased for the year ended December 31, 2008, as compared to the year ended December 31, 2007, because of an increase in repairs and maintenance of a well, located on the San Andreas property, incurred during 2008.

Other Income and Expense

Interest income from temporary investments decreased during the year ended December 31, 2008, as compared to the year ended December 31, 2007. The decrease was primarily a result of a decrease in the average rate of interest earned on our money market accounts during 2008, coupled with the decrease in our average cash balances during the year ended December 31, 2008, as there was a dividend declared and paid in December 2008 of $4.8 million.

Interest income on the note receivable with our Adviser decreased during the year ended December 31, 2008, as compared to the year ended December 31, 2007. This decrease was because there was no balance outstanding on the note receivable for the duration of 2008.

Interest income on employee loans decreased during the year ended December 31, 2008, as compared to the year ended December 31, 2007. This decrease was primarily because the interest rate on the note is based on the prime rate, and this rate decreased substantially during 2008. In addition, the employee loans were paid in full in December 2008.

Other income decreased during the year ended December 31, 2008, as compared to the year ended December 31, 2007, primarily because of a settlement payment on a land easement that we received in 2007, which was not received in 2008.

Interest expense decreased for the year ended December 31, 2008, as compared to the year ended December 31, 2007. This was a result of the decrease in the outstanding principal balance on our mortgage note due to amortizing principal payments made throughout 2007 and 2008, which results in a decrease in the amount of interest payable each month.

Net Income

Net income decreased for the year ended December 31, 2008, as compared to the year ended December 31, 2007. This decrease was primarily a result of increased taxes and licenses, professional fees, general and administrative expense and insurance expense, coupled with a decrease in interest income as discussed above.

Financial Condition, Liquidity and Capital Resources

We are dependent upon the net proceeds received from this offering to conduct our proposed activities. We intend to use the capital we acquire in this offering and the proceeds of any indebtedness that we may incur in the future, to purchase farms and farm-related properties as well as to make mortgage loans. We currently are considering the purchase of           properties. However, because we have not entered into letters of intent or definitive agreements to purchase any of these properties, and because we have not yet completed our due diligence investigation of any of these properties, we may not be successful in acquiring any of these properties. For information concerning the anticipated use of the net proceeds from this offering, see “Use of Proceeds” and “Properties Under Consideration.”

Our sources of funds will primarily be the net proceeds of this offering, operating cash flows and borrowings. Immediately after this offering (assuming no exercise of the underwriters’ over-allotment option), we expect to have cash resources in excess of $159.3 million, based on an assumed public offering price of $15.00 per share, which is the midpoint of the price range on the cover of this prospectus, and $11.5 million of indebtedness as of June 30, 2010. We believe that these cash resources will be sufficient to satisfy our cash requirements for the foreseeable future, and we do not anticipate a need to raise additional funds within the next twelve months.

Operating Activities

Net cash provided by operating activities during the years ended December 31, 2009, 2008 and 2007 was approximately $780,000, $1.2 million and $1.2 million, respectively. The decrease in net cash provided by operating activities during December 31, 2009 was primarily a result of an increase in total operating expenses during 2009 coupled with a decrease in interest income, partially offset by a decrease in interest expense and our provision for income taxes. Net cash provided by operating activities during the six months ended June 30, 2010 and 2009 was approximately $620,000 and $384,000, respectively. The increase in net cash provided by operating activities during June 30, 2010 was primarily a result of the timing of rent payments received during 2009 and 2010. A majority of cash from operating activities is generated from the rental payments we receive from our tenants. We utilize this cash to fund our property-level operating expenses and use the excess cash primarily for debt and interest payments on our mortgage note payable, management fees to our Adviser, income taxes and other entity level expenses.

Investing Activities

Net cash provided by investing activities during the years ended December 31, 2009, 2008 and 2007 was approximately $0, $2.3 million and $350,000, respectively. The cash provided from investing activities in 2008 resulted from the repayment of an outstanding employee loan of $2.8 million, partially offset by the issuance of an employee loan of $0.5 million. Cash provided by investing activities in 2007 was a result of the net repayment of the note receivable from our Adviser. There was no cash used in investing activities during the six months ended June 30, 2010 and 2009.

Financing Activities

Net cash used in financing activities for the years ended December 31, 2009, 2008 and 2007 was approximately $1.4 million, $4.6 million and $0.4 million which primarily consisted of principal repayments on mortgage notes payable and distributions paid to our stockholders. Net cash used in financing activities for the six months ended June 30, 2010 and 2009 was approximately $212,000 and $198,000, respectively, which consisted of principal repayments on mortgage notes payable.

The following table presents a summary of our significant contractual obligations as of December 31, 2009:

	Payments Due by Period
		Less than 1			More than 5
Contractual Obligations	Total	Year	1-3 Years	3-5 Years	Years

Debt Obligations(1)	$11,686,709	$431,116	$943,644	$1,063,637	$9,248,312
Interest on Debt Obligations(2)	5,864,161	689,302	1,297,193	1,177,199	2,700,467
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	—	—	—	—	—

Total	$17,550,870	$1,120,418	$2,240,837	$2,240,836	$11,948,779

(1)	Debt obligations represent borrowings under our line of credit and mortgage note payable that were outstanding as of December 31, 2009. The line of credit matures in December 2017.

(2)	Interest on debt obligations includes estimated interest on our borrowings under our line of credit. The balance and interest rate on our line of credit is variable, thus the amount of interest calculated for purposes of this table was based upon rates and balances as of December 31, 2009.

Oxnard Note

In February 2006, we entered into a new long-term note payable with Rabo AgriFinance, under which we borrowed $13.0 million. Our obligations under the note are secured by the Oxnard farm. The note currently accrues interest at a rate of 6.00% per year, which rate is subject to adjustment every three years to the current market rate, as determined by the lender. We have the option to prepay the note in whole or in part at specified intervals over the life of the note. The note matures on February 1, 2021. There was approximately $11.7 million outstanding on the note as of December 31, 2009.

Watsonville Credit Facility

In November 2002, we entered into a $3.25 million revolving credit agreement with Lend Lease Agri-Business, Inc., which matures on December 1, 2017. Our obligations under the credit agreement are secured by a mortgage on our Watsonville property. The interest rate charged on the advances under the facility is equal to the three-month London Interbank Offered Rate, or LIBOR, in effect on the first day of each calendar quarter, plus 2.25%. We may use the advances under the credit facility for both general corporate purposes and the acquisition of new investments. As of December 31, 2009, there was $5,000 outstanding under the line of credit, the minimum principal balance required under the credit agreement.

Any indebtedness we incur will likely be subject to continuing covenants, and we will likely be required to make continuing representations and warranties about our company in connection with such debt. Moreover, some or all of our debt may be secured by some or all of our assets. If we default in the payment of interest or principal on any such debt, breach any representation or warranty in connection with any borrowing or violate any covenant in any loan document, our lender may accelerate the maturity of such debt requiring us to immediately repay all outstanding principal. If we are unable to make such payment, our lender could foreclose on assets that are pledged as collateral to such lender. The lender could also sue us or force us into bankruptcy. Any such event would likely have a material adverse effect on the value of an investment in our common stock.

Advisory and Administration Agreements

In addition to making investments in accordance with our investment policies, we will also use our capital resources to make payments to our Adviser pursuant to the terms of our advisory agreement. Under the terms of the Advisory Agreement that we will enter into upon completion of this offering, we will reimburse our Adviser for all expenses incurred by our Adviser for our direct benefit, such as offering, legal, accounting, tax preparation, consulting and related fees. We believe all of these charges will be incurred directly by us rather than by our Adviser for our benefit. Accordingly, we do not anticipate making any reimbursements to our Adviser for these amounts.

In addition, we will reimburse our Adviser for all fees charged by third parties that are directly related to our business, which may include real estate brokerage fees, mortgage placement fees, lease-up fees and transaction structuring fees that will be passed through to us at the cost to our Adviser. The actual amount that we will pay to our Adviser will depend largely upon the aggregate costs of the properties we acquire, which in turn will depend upon the net proceeds of this offering and the amount of leverage we use in connection with our activities. Accordingly, the amount of these fees is not determinable at this time.

Under the advisory agreement, we will also pay to our Adviser an annual base management fee equal to 2.0% of our total stockholders’ equity, less the recorded value of any preferred stock, and an incentive fee based on funds from operations, or FFO. Based on the expected net proceeds of this offering, we estimate that this base management fee will be approximately $3.5 million for the first twelve months following the offering. Because the payment of the incentive fee will be based on performance, we are currently unable to estimate whether or when we will incur an incentive fee under the terms of the agreement.

Under the Amended Administration Agreement, we will pay separately for our allocable portion of the Administrator’s overhead expenses in performing its obligations, including rent, and our allocable portion of the salaries and benefits expenses of its employees, including, but not limited to, our chief financial officer, chief compliance officer, treasurer, internal counsel, investor relations officer and their respective staffs. We estimate that these expenses will be approximately $340,000 per year after the first twelve months following the offering.

Distributions to Stockholders

We intend to begin making monthly distributions to our stockholders within 120 days after we complete this offering. In order to qualify as a REIT and to avoid corporate-level tax on the income we distribute to our stockholders, we are required to distribute at least 90% of our ordinary income and short-term capital gains on an annual basis. In addition, we will need to make additional distributions to eliminate our pre-REIT earnings and profits by December 31, 2011, which we intend to make with existing cash on hand and borrowings under our existing line of credit, if necessary. Therefore, once the net proceeds we receive from this offering are substantially fully invested, we will need to raise additional capital in order to grow our business and acquire additional properties. We anticipate borrowing funds to obtain additional capital once the net proceeds of this offering have been fully invested, but there can be no assurance that we will be able to do so on terms acceptable to us, if at all. For additional information regarding our distribution policies and requirements and our strategy of borrowing funds following the application of the proceeds from this offering, see “Distribution Policy” and “Investment Policies and Policies with Respect to Certain Activities — Use of Leverage.”

Qualitative Disclosures about Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business plan, we expect that the primary market risk to which we will be exposed is interest rate risk.

We may be exposed to the effects of interest rate changes, primarily as a result of long-term debt used to maintain liquidity and fund expansion of our real estate investment portfolio and operations. Our interest rate risk management objectives will be to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve our objectives, we will borrow primarily at fixed rates or variable rates with the lowest margins available and, in some cases, with the ability to convert variable rates to fixed rates. We may also enter into derivative financial instruments such as interest rate swaps and caps in order to mitigate our interest rate risk on a related financial instrument. We will not enter into derivative or interest rate transactions for speculative purposes.

As of December 31, 2009, the fair value of our fixed rate debt outstanding was approximately $12.0 million. Interest rate fluctuations may affect the fair value of our fixed rate debt instruments. If interest rates on our fixed rate debt instruments, using rates at December 31, 2009, had been one percentage point higher or lower, the fair value of those debt instruments on that date would have decreased or increased by approximately $700,000 and $800,000, respectively.

In addition to changes in interest rates, the value of our real estate is subject to fluctuations based on changes in local and regional economic conditions and changes in the creditworthiness of lessees, which may affect our ability to refinance our debt if necessary.

BUSINESS AND PROPERTIES

Overview

We are an externally-managed corporation that currently owns two farms in California that we lease to Dole Fresh. We intend to acquire more farmland, which we will lease to farmers until such time as the land may be sold to developers to be converted to urban or suburban uses. We expect that most of our future tenants and borrowers will be small and medium-sized farming operations that are unrelated to us. To a lesser extent, we may also acquire properties related to farming, such as coolers, processing plants, packing buildings and distribution center, as well as ground leases under these facilities. We intend to lease our properties under triple net leases, an arrangement under which the tenant maintains the property while paying us rent plus taxes and insurance. We also intend to provide senior secured first lien mortgages to farmers for the purchase of farmland and properties related to farming. We expect these mortgages to be secured by farming properties in operation for over five years with a history of crop production and profitable farming operations. We have currently identified           specific properties to acquire, although we have not yet entered into letters of interest or binding agreements to acquire these properties. We also have not completed our due diligence of these properties, and there can be no assurance that we will acquire any of them. We have not currently identified any properties for which to invest in mortgages. We are actively seeking and evaluating properties in this regard. Please see “Properties Under Consideration.” We may also provide ancillary services to farmers through our wholly owned taxable REIT subsidiary, Gladstone Land Advisers, Inc.

We were formed in 1997. Prior to 2004, we engaged in the owning and leasing of farmland, as well as an agricultural operating business whereby we engaged in the farming, contract growing, packaging, marketing and distribution of fresh berries, including commission selling and contract cooling services to independent berry growers. In 2004, we sold our agricultural operating business to Dole Fresh. Since 2004, our operations have consisted solely of leasing our farms located in Watsonville, California and Oxnard, California to Dole Fresh. We also lease a small parcel on our Oxnard farm to an oil company. We do not currently intend to enter the business of growing and marketing farmed products. However, if we do so in the future we will do so through a taxable REIT subsidiary.

We intend to elect to be taxed as a REIT under federal tax laws beginning with the year ending December 31, 2011. Gladstone Management Corporation serves as our adviser and manages our real estate portfolio. There is a benefit to owning land in a REIT rather than owning it directly, called the liquidity premium. The liquidity premium reflects the ability to get in or out of an investment as compared to less liquid but similar investments. Owning a diversified portfolio of property through a publicly traded REIT provides investors significantly more liquidity than investing in real estate through a private equity fund. Along with other factors, this liquidity premium has provided REITs with higher annual returns than private equity real estate funds. A 2010 analysis performed by the National Association of Real Estate Investment Trusts (NAREIT) concludes that publicly traded REITs have outperformed private equity real estate funds through the last full real estate cycle from 1989 through 2007. During this cycle, REITs produced an average annual return of 13.4%, while core, value-added and opportunistic private real estate funds produced an average annual return of 7.7%, 8.6% and 12.1% respectively. The NAREIT analysis utilized data from the National Council of Real Estate Investment Fiduciaries (NCREIF ) and the Townsend Group. However, we cannot guarantee that you will receive a liquidity premium if you buy stock in our company.

Industry Overview and Our Opportunity

Agricultural real estate that is rented for farming has certain features that distinguish it from other rental real estate. First, because most of the property we own consists of land, there is generally less concern about risks associated with owning building structures susceptible to fires or other natural disasters that may damage the buildings. Second, farmland has historically maintained relatively low vacancy rates when compared to other types of rental real estate and we believe that it is rare for choice farmland not to be farmed. As a result, we believe there is a reduced risk of being unable to lease our properties. We believe that none of the farmland in the areas where we intend to purchase property has been vacant to any significant degree during the past ten years. Third, most farmland that we intend to buy is leased pursuant to short-term leases, and we plan to lease our property under short-term leases. By entering into short-term leases, we believe that we will be in a position to renegotiate increased rental rates when the leases are renewed, which could result in materially higher rents.

World Supply of Farmland

Domestic and global population growth is the major driver behind increased demand for farmland. The U.S. Census bureau estimates that the U.S. population will grow by 10.3% over the next 10 years to 338 million people and the global population will grow by 11.8% over the same period thereby nearing 8 billion people worldwide.

In addition to population growth spurring demand for farmland, changing consumption patterns also contributes to the increasing value of farmland. As large nations such as China and India modernize, their consumption of meat protein continues to increase dramatically. It takes over five times the amount of grain to produce an equivalent amount of calories in meat protein, so as the demand for meat protein increases it is expected that the demand for grains will increase dramatically.

At the same time that that there is demand for more food to feed an increasing population, there is increasing demand for urban and suburban uses of farmland. The increased demand due to population growth and changing consumption patterns, coupled with the development of agricultural land for urban and industrial purposes, could result in significant upward pressure on farmland prices. This is the major investment thesis of our business. Figure 1 below shows the historical and projected decline of arable land per capita, as illustrated in the chart from 2000 below from the Food and Agricultural Organization of the United Nations:

Figure 1

United States Farmland

The USDA’s 2007 Census of Agriculture estimated there were approximately 2.2 million farms on 922.1 million acres of land in the United States. Out of this total there were 1.7 million farms dedicated to producing crops. Crop farms utilize 406.4 million acres of land with approximately 241 acres per farm. The total estimated annual market value of crops harvested in the United States according to the USDA’s 2007 Census of Agriculture is $143.7 billion.

Crops can be broken down into two sub-categories: annual crops and permanent crops. Annual crops are planted and harvested annually. Examples include strawberries, corn and soybeans. Permanent crops have plant structures that produce annually without being replanted. Examples include citrus, almonds and grapes. We seek to acquire and lease farmland for the purpose of harvesting annual crops, but we will also invest in some farmland for the purpose of harvesting permanent crops.

The USDA’s Agricultural Projections to 2018 anticipates continued upward pressure on domestic farm income, despite the current global economic slowdown. Figure 2 below illustrates the continued trend of increasing farm income projected by the USDA from 2008 onward. In very general terms it takes about one acre of land to feed one person for one year.

Figure 2

According to the USDA, cropland values have increased 112% over a 10 year period ending December 31, 2008. As an investment, U.S. farmland has performed well in recent years compared to other asset classes. Farmland in the United States has provided investors with a safe haven during the recent turbulence in the financial markets. Figure 3 below illustrates the returns farmland has experienced compared to domestic REITs and public equity:

Figure 3

Market Index Comparisons

Annual Returns

											Annual
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	Average

NCREIF* — Farmland Index	7.0%	2.0%	6.9%	9.7%	20.5%	33.9%	21.2%	15.9%	15.8%	6.3%	13.9%
NAREIT+ REIT Index	25.9%	15.5%	5.2%	38.5%	30.4%	8.3%	34.4%	(17.8)%	(37.3)%	27.5%	13.0%
S&P 500 Index — Total Returns	(9.0)%	(11.9)%	(22.0)%	28.4%	10.7%	4.8%	15.6%	5.5%	(36.6)%	25.9%	1.2%

*	NCREIF is the National Council of Real Estate Investment Fiduciaries.

+	NAREIT is the National Association of Real Estate Investment Trusts.

The findings from the 2007 National Resources Inventory (NRI) serve as a reminder that our nation’s agricultural land base is diminishing at a rapid pace. The NRI is a survey of the nation’s non-federal lands conducted by the USDA Natural Resources Conservation Service in cooperation with Iowa State University since 1982. It documents natural resource conditions and trends, including the conversion of agricultural land to developed uses, and is the most comprehensive natural resource database in the nation.

According to the 2007 NRI, 4,080,300 acres of active agricultural land were converted to developed uses between 2002 and 2007. This represents an area roughly the size of Massachusetts. More troubling, the nation has lost 23,163,500 acres of agricultural land between 1982 and 2007. In addition, there was a nationwide 13,773,400-

acre decline in prime farmland between 1982 and 2007. Prime farmland soils are best suited to produce food and other agricultural crops with the fewest inputs and the least amount of soil erosion.

During the 25-year span of the NRI, every state lost prime farmland. States with the biggest loss of acres included Texas (1,500,000), Ohio (796,000), North Carolina (766,000), California (616,000) and Georgia (566,000). The following states lost the greatest percentage of their prime land during the same reporting period: Arizona (36 percent), Nevada (34 percent), New Mexico (33 percent), New Jersey (30 percent) and Massachusetts (24 percent).

Figure 4 below illustrates the increase in domestic cropland value over the last 10 years:

Figure 4

Farmland in the United States has continued to improve from a balance sheet perspective. In general, the farming sector is not heavily leveraged, as illustrated in Figure 5 below. Farmland has maintained low debt levels during a period of unprecedented leverage in other asset classes. As a result, farm values and income have not experienced the extreme volatility seen in other asset classes. Although there can be no assurance that we can duplicate the statistics set out below, this consistency increases our confidence in evaluating prospective individual farm acquisitions including projecting the income that may be generated from these specific properties.

Figure 5

Balance Sheet of the U.S. Farming Sector

	2006	2007	2008	2009P	2010F
	$ in Millions

Farm Assets	$1,923,596	$2,055,276	$2,005,473	$1,943,739	$1,875,865
Real estate	$1,625,835	$1,751,386	$1,692,727	$1,633,837	$1,570,159
Total Farm Debt	$203,581	$214,063	$238,875	$249,493	$232,526
Total Farm Equity	$1,720,015	$1,841,213	$1,766,598	$1,694,246	$1,643,339
Debt/Assets	10.6%	10.4%	11.9%	12.8%	12.4%
Debt/Real Estate	12.5%	12.2%	14.1%	15.3%	14.8%

Source: USDA

F = forecast & P = preliminary

Arable land continues to decrease in the United States at a significant rate as detailed in the USDA’s latest National Resource Inventory report dated December 2009. According to the report cropland acreage, which makes up 18% of all of the U.S., declined from 420 million acres in 1982 to 357 million acres in 2007, a 15 percent decrease. There were 325 million acres of prime farmland in 2007, compared to 339 million acres in 1982, a decline of 4%. The acreage of prime farmland converted to other uses during this period is greater than the combined area of Vermont and New Hampshire. While domestic demand for food increases with population growth, the supply of cropland decreases as it is converted to other uses. We believe this will create positive pressure on farmland prices for the foreseeable future.

California Farmland

Within the United States, we believe California provides very favorable conditions for long term investing in farmland. Initially we will focus on farmland investment opportunities in California. Along the California coast, and in the valleys of California there are over 61,000 farms dedicated to growing crops on over 9,000,000 acres of land according to the USDA’s Census of Agriculture. Total annual market value of crops harvested in California is $22.9 billion, according to the USDA, which accounts for 16% of the national output in the U.S. In addition, there are significant additional acres devoted to agricultural businesses, such as packing and cooling. Much of this farmland and agricultural real estate is in the path of urban growth where, at some time in the future some of this acreage will eventually be converted into urban or suburban uses such as homes or businesses. We believe there is an opportunity for us to acquire substantial agricultural real estate in California and rent the land to farmers while we wait for a time in the future to sell the land to buyers seeking to convert that farmland to more intensive uses.

California Farmland conversion.  The most recent California Farmland Conversion Report published in 2008 states that California is losing approximately 88,000 acres of farm and grazing land annually. Approximately 46% of farm and grazing land lost is the highest quality farmland, known as prime farmland. Of the 88,000 acres of California farmland lost annually, 51,000 acres are converted to urban land use. We believe this conversion trend will continue well into the future as California’s population and economy continue to grow.

Prime farmland has decreased and urban/suburban land has increased over each of the two year periods between 1984 and 2006 as measured by the California Department of Conservation, or CDC. Southern California continues to lead the state in urban development, comprising 47% of developed acres in California during the last 2 years measured. The San Joaquin Valley comprised 23 percent of urban/suburban development and the Sacramento metropolitan area accounted for 16 percent. The San Francisco Bay area continues to see less urban development than the rest of the state. Housing is the largest component of urban development. New industrial facilities, airport construction and water evaporation ponds also contribute to the land conversion trends in the state. Figure 6 below shows the land conversion trends over the last 20 years recorded by the CDC. The red bars illustrate the increase in urban land over each measurement period, while the green bars illustrate the reduction in farmland over the same period:

Figure 6

Data from the USDA’s Census of Agriculture, which is taken every five years, also illustrates the reduction in farms and agricultural land taking place as more land is converted to residential and commercial uses as seen in Figure 7:

Figure 7

				10 Year
State of California	1997	2002	2007	Change
	(all units in thousands)

# of Farms	88	80	81	(7.9)%
Total Farmland (acres)	28,796	27,589	25,365	(11.9)%
Total Cropland (acres)	10,804	10,944	9,465	(12.4)%

Source: USDA Census of Agriculture

Farmland valuation.  As an owner of and mortgage lender on farmland, we intend to pay cash distributions to our stockholders from rents and interest income. Figure 8 below illustrates the cropland rental rates in California and the United States as a whole:

Figure 8

Average Cash Rent per Acre of Cropland

Calendar Year	2004	2005	2006	2007	2008

California	$330	$320	$340	$360	$360
United States	$78	$80	$78	$86	$90

Source: USDA, NASS

When we sell a property, we expect the underlying value of the land will have appreciated since our acquisition. Figure 9 below illustrates the trends in cropland value per acre for California and the United States as a whole:

Figure 9

Average Value per Acre of Cropland

Calendar Year	2004	2005	2006	2007	2008

California	$7,730	$8,290	$9,700	$9,880	$9,400
United States	$2,060	$2,300	$2,530	$2,760	$2,650

Source: USDA, NASS

In 2008, there was a modest decline in cropland value for both California and the United States as a whole. We believe this is attributable to the collapse of the financial markets and a general lack of mortgages for farmland transactions. The intrinsic value of an asset, such as land, is determined by its ability to generate cash flow. As demonstrated by the cash rents in Figure 8 above, farmland did not experience a decline in its ability to generate cash flow. However, we believe farmland and other real estate assets suffered a decline in value as buyers were unable to secure mortgages on the property they wanted to buy.

To give a better indication of the changes occurring in the California farmland, the State of California publishes statistics on various regions of that state. The map in Figure 10 below shows the geographic districts that the state surveys.

Figure 10

Our two farms are located in Region 6. The statistics for farms in Region 6 are as follows in Figure 11:

Figure 11

Row Crop Farmland — Region 6

	2008 Value per	2008 Rent per
County	Acre	Acre

Monterey	$20,000 - $50,000	$750 - $2,500
Santa Cruz	$15,000 - $50,000	$1,500 - $2,300
San Benito	$11,000 - $32,000	$500 - $ 900
San Luis Obispo	$25,000 - $55,000	$750 - $2,500
Santa Barbara	$25,000 - $55,000	$750 - $2,500
Ventura	$45,000 - $75,000	$1,800 - $3,200

Source: American Society of Farm Managers and Rural Appraisers

In addition to farmland on the coast of California, there are millions of acres of farmland in other parts of California. We intend to acquire properties and make mortgage loans secured by that farmland also. Additionally, we intend to seek farmland in other parts of the U.S. and Canada. The map in Figure 12 below is from the USDA National Agricultural Statistics Service, or NASS. It shows that the most expensive farmland in the U.S. is in California, with Iowa and Florida being similar.

Figure 12

Types of Farmland.  Much of the farmland in the areas where we intend to purchase properties is used for farming annual crops. Annual crops are planted anew each year. By contrast, vineyards or tree crops known as permanent crops (such as lemons, oranges, cherries, peaches, nuts, etc.) require a large investment in vines or trees which, once planted, must be harvested for many years in order to realize a return on the capital invested in the trees or vines. If, during the intervening years, the supply of grapes or tree crops increases dramatically, as has the supply of grapes from time to time, or if the demand for such crops declines, it is very costly to remove the vines or trees and start over with a different crop. Unlike vineyard and tree crops, which can generally only be used for a single crop, land used to farm annual crops can produce a variety of crops, such as strawberries, tomatoes, lettuce, onions, peppers, beans and others. We intend to lease most of the land that we purchase for the production of annual crops and do not expect in the early years to buy a substantial amount of land that will be used for vineyards or tree crops. Members of our management team have experience in leasing land that is used for annual crops, especially strawberries and tomatoes. We believe that this strategy will provide us with an opportunity to lease the land to a wide variety of different farmers from year to year, rather than being tied to one crop for many years, as is necessary to produce crops such as grapes, cherries, peaches, lemons, oranges and many nuts. In addition, we initially intend to purchase land in California. The cool summer breezes and mild winters in the central coast of California provide prime growing conditions for the annual crops that we expect will be farmed on our properties. Figure 13 below illustrates the favorable returns of California cropland:

Figure 13

Land Value, Annualized Returns

12/31/2009	1 Yr	2 Yrs	3 Yrs	4 Yrs	5 Yrs	6 Yrs	7 Yrs	8 Yrs	9 Yrs	10 Yrs

U.S. Farmland	6.3%	11.0%	12.6%	14.7%	18.3%	18.7%	17.3%	16.0%	14.3%	13.6%
U.S. Row Cropland	6.7%	11.1%	13.1%	13.3%	15.3%	15.7%	14.6%	13.7%	12.8%	12.4%
California Farmland	5.6%	9.0%	10.3%	13.7%	21.1%	21.9%	20.1%	18.5%	16.1%	15.5%
California Row Cropland	2.0%	5.6%	9.9%	9.9%	15.5%	17.1%	16.2%	15.0%	13.8%	13.4%

Source: NCREIF Farmland Index

Farmland soil is made up of sand, silt and clay. In addition there are water molecules and organic matter. The organic matter is teaming with living organisms that are breaking down the soil and the organic matter itself. One teaspoon of organic matter may have millions of living organisms. The composition of the soil determines what will grow best in the soil. When buying farmland we will have tests run by soil experts to determine what is in the soil and what it can be used to grow. This test will be used to confirm whether or not the soil is optimal for growing annual crops. There are about 70,000 categories of soil but a smaller number are used in farmland.

Along the California coast where we currently own farms, there are millions of acres of farmland and thousands of acres of other real estate devoted to agricultural businesses. We intend to buy this type of farmland and to make mortgage loans to owners of farmland. We intend to lease the farmland we own to farmers. We expect that over time rental income will increase and therefore our net income will increase. We believe that the value of this farmland will increase at a rate that is equal to or greater than the rate of inflation. There can be no guarantee of these expectations. We will also purchase some smaller amount of business real estate that is used by farmers for their crops. These types of business real estate include processing plants, freezers, coolers, storage sheds, box barns and other similar real estate. We expect to lease this type of real estate, through what we call triple net leases, to businesses or farmers such that the owner of the business, the tenant, pays us rent, maintains the properties and pays the taxes and insurance. We also expect that much of this farmland and other agricultural real estate is in the path of urban growth where, at some time in the future, we believe it is likely to be converted into urban uses such as homes or commercial buildings. We believe there is an opportunity for us to acquire substantial agricultural real estate in the California counties between Los Angeles and San Francisco and rent it to farmers while we wait for the time to come to sell the property to developers to convert the farmland to urban and suburban uses. While we are waiting for the conversion of the farmland, we intend to rent the farmland to independent farmers. The rent and interest payments we receive from the farmers will be the primary source of dividends to our stockholders.

In addition we will provide mortgage loans on farmland and businesses real estate related to farming. We expect these mortgages will be at rates and on terms that will initially provide us with more income than we would receive from owning and renting farmland. We believe that lending by banks and other financial institutions is at a very low point at this time and that there is substantial opportunity for us to provide financing at attractive rates of return. By providing a mortgage on the farmland, we believe we will also be in a good position to purchase the farmland should the owner wish to sell the land.

Our Approach to Investing in Farmland

We will initially seek to invest in farmland in California, which is where our two existing farms are located. We have chosen California for the favorable trends described above and below, as well as our experience investing in the state. We will seek to acquire annual cropland rather than permanent cropland because annual crops are less expensive to replace and less susceptible to disease than permanent crops. We intend to lease to independent farmers with sufficient experience and capital. This gives us flexibility to replace tenants if needed and increase annual rents. We do not have resources to farm the land we acquire but our Adviser knows farmers who have these resources. Finally, we seek to acquire cropland in multiple locations throughout the State of California. This will provide diversification of climate conditions and water sources. The left side of the chart below summarizes the risk profile we are seeking:

Lower Risk	Higher Risk

Annual Crops	Permanent Crops
Leased Property	Operated Property
Many Locations	Few Locations

Agricultural real estate that is rented for farming has certain features that distinguish it from other rental real estate. First, because almost all of the property consists of land, there is generally less concern about risks associated with fires or other natural disasters that may damage the property. Since the property has few or no buildings or structures there is less risk of destruction. Second, we believe farmland has historically maintained relatively low vacancy rates when compared to other types of rental real estate and we believe that it is rare for good farmland not to be leased and farmed. As a result, we believe there is a reduced risk of being unable to lease our properties. Based on a survey we have taken of real estate agents, a low percentage of the farmland in the areas that we intend to purchase property has remained un-rented during the past ten years. Third, most farmland in the areas we intend to buy land is leased on short-term leases and we plan to lease our property on short-term leases. By entering into short-term leases, we believe we will be in a position to increase our rental rates when the leases are renewed, which could result in materially higher rents. Conversely there is the possibility that the land cannot be rented. Members of our management team have experience in leasing land that could be used for strawberries, raspberries, tomatoes, beans, peppers, lettuce and other annual crops which produce for one season and are then replaced with newly planted crops. We believe that this strategy will provide us with an opportunity to lease the land to a wide variety of different farmers from year to year and avoids the risk of owning land dedicated to a single crop.

Most real estate is considered to be a hedge against inflation by investors. One reason real estate prices rise is due to the income that can be made from using that real estate. The real estate that we purchase will mostly be used to produce row crops, which grow fruits and vegetables. As can be seen by the chart below, fruits and vegetables have the highest rate of inflation in price when compared to other food items in the consumer price index. Fruits and vegetables have increased in price by more than 300% since 1980 according to the Bureau of Labor Statistics. There can be no assurance that the rate of inflation as reported and seen in the chart below will continue.

We also believe that much of the real estate we are seeking to acquire is owned by families and farming businesses who would like to sell their property for cash or for interests in our Operating Partnership. According to the United States Department of Agriculture, or USDA, approximately 87% of farms in the United States are owned by families. Some of these sellers may wish to simultaneously lease their property back and continue their agricultural businesses under short term, net leases. Sellers in these “sale-leaseback” transactions can then use the freed up cash to repay existing indebtedness or for growth of their farming operations. Other sellers may wish to use the cash proceeds for retirement or other business endeavors. Therefore, we believe that the real estate that we acquire and do not simultaneously lease back to the seller can be leased at attractive rental rates to other independent farmers, while we wait for the time in the future when these properties may be sold for urban or suburban development.

As an alternative to selling their real estate to us for cash, we believe that many of these farm owners may be interested in exchanging their farmland for Units in our Operating Partnership in order to retain the ability to participate in the upside potential of a growth company and the future conversions of farmland to urban uses. By making such an exchange, these farm owners would become investors in a more diversified portfolio of agricultural real estate. Under certain circumstances the exchange of real estate for Units is a tax free exchange. In addition, because we intend to make cash distributions each month, Unit holders would receive regular monthly cash distributions as well as participate in the future plans of our company. Finally, Unit holders would have the flexibility to redeem their Units in the future for cash, or at our election, shares of our common stock that they could then sell in the public market, thereby allowing these sellers to receive the value of their property in a tax efficient manner.

OUR APPROACH TO INVESTING

Overview

Once we have invested the net proceeds of this offering, we intend that substantially all of our investments will be income-producing agricultural real property and mortgages on agricultural real estate. When we buy agricultural real estate, we expect that the vast majority of our investments will be structured as triple net leases, which require the tenants to pay operating expenses, maintenance insurance, and taxes, although some leases may not be made on a triple net basis. When we make mortgage loans we expect the loan to value of the real estate to be greater than for conventional mortgage loans on farms and the interest rate to be higher. Investments will not be restricted as to geographical areas, but we expect that substantially all of our properties will initially be located in the State of

California. Prospective investors will not be afforded the opportunity to evaluate the economic merits of our investments or the terms of any dispositions of properties. See “Risk Factors — Our success will depend on the performance of our Adviser and if our Adviser makes inadvisable investment or management decisions, our operations could be materially adversely impacted.”

We anticipate that we will make substantially all of our investments through our Operating Partnership. Our Operating Partnership may acquire interests in real property in exchange for the issuance of Units, for cash or through a combination of both. Units issued by our Operating Partnership will be redeemable for cash or, at our election, shares of our common stock on a one-for-one basis at any time after the first anniversary of the completion of this offering. However, we may in the future hold some of our interests in real properties through one or more wholly owned subsidiaries, each classified as a “qualified REIT subsidiary” or “QRS.”

Property Acquisitions and Net Leasing

We anticipate that a majority of the properties we purchase will be acquired from farmers or agricultural companies and that they or an independent farmer will simultaneously lease the properties from us. These transactions will provide the tenants with an alternative to other financing sources such as borrowing, mortgaging real property, or selling securities. We anticipate that some of our transactions will be in conjunction with acquisitions, recapitalizations or other corporate transactions affecting our tenants. We may act as one of several sources of financing for these transactions by purchasing one or more properties from the tenant and by net leasing it to the tenant or its successor in interest. For a discussion of the risks associated with leasing property to leveraged tenants, see “Risk Factors — Highly leveraged tenants may be unable to pay rent, which could adversely affect our cash available to make distributions to our stockholders.”

We intend to own primarily single-tenant agricultural real property. Generally, we will lease properties to tenants that our Adviser deems creditworthy under leases that will be full recourse obligations of our tenants or their affiliates. We will seek to enter into short term leases of only one or two years, which is customary within the California farming industry. While we expect that we will renew most of these leases at the end of their terms, we believe that this strategy will permit us to take advantage of increasing rental rates from year to year. However, there can be no assurance that this strategy will result in increasing rents upon renewal, and may in fact result in decreasing rents.

We believe that most of the farmland that we are interested in purchasing can be rented at annual rental rates ranging from 4% to 6% of the properties’ market values. However, there can be no assurance that we will be able to achieve this level of rental rates. Since rental contracts in the farming business are customarily short-term agreements, rental rates are renegotiated regularly. We expect that we will be able to increase the rental rates on our properties by 2% to 4% each year, although there can be no guarantee that we will be able to increase rents on any farmland to this extent or at all.

All of our leases will be approved by our Adviser’s investment committee. Our Board of Directors has adopted a policy that we will not make an investment in any individual property with a cost in excess of 20% of our total assets at the time of investment. However, our Board of Directors may amend or waive this policy at any time or from time to time.

Underwriting Criteria and Due Diligence Process

Selecting the Property

We consider selecting the right properties to purchase or finance as the most important aspect of our business. Buying good farmland that can be used for many different crops and that is located in desirable locations is essential to our success.

Our management team and their real estate contacts in California are very familiar with the properties located in our general farming areas. We believe that our management team is experienced in selecting good farmland and will use this expertise to identify promising properties. The following is a list of items we believe are important in the selection of farmland:

•	Water located on or near the property. Availability of water is essential to farming. Because of the dearth of rainfall in many areas of California where we intend to purchase properties, we will seek to purchase properties with ample access to water. We do not intend to buy or finance any property that does not have an operating water well on it or rights to use a well or other source that is located nearby.

•	Soil composition. In addition to water, for farming efforts to be successful the soil must be suitable for growing crops. We will not buy or finance any real property that does not have soil conditions that we believe are favorable for growing annual crops, except to the extent that a portion of an otherwise suitable property, while not favorable for growing annual crops, may be utilized to build coolers, freezers, packing houses or other properties used in farming businesses.

•	Location. Farming annual crops also requires optimal climate. Initially we intend to purchase and finance properties that are located near the Pacific coast in order to take advantage of the cool summer winds and low temperatures needed to grow crops in summer and in the mild winters. Some properties may be inland but that is not our initial target area. We also intend to purchase properties that are located in close proximity to our current farmland in the Watsonville and Oxnard, California areas in order to take advantage of the proximity to current locations. Finally, we only intend to purchase or finance properties that we believe we will be able to sell in connection with their conversion to more intensive uses, such as commercial or residential developments, in the future. Once we acquire some properties in California, we expect to expand offices to northern Florida, other areas of the Southeast and the Mid-Atlantic.

•	Price. We intend to purchase and finance properties that we believe are a good value and that we will be able to profitably rent for farming. Generally, the closer that a property is located to urban developments, the higher the value of the property. As a result, properties that are located in close proximity to urban developments, and therefore nearly ready to be converted to urban use, are likely to be too expensive to justify farming over an extended period of time.

On our behalf, our Adviser will perform a due diligence review with respect to each property. Such review will include an evaluation of the physical condition of a property and an environmental site assessment to determine potential environmental liabilities associated with a property prior to its acquisition. However, despite the conduct of these reviews, there can be no assurance that hazardous substances or wastes (as defined by present or future federal or state laws or regulations) will not be discovered on the property after we acquire it. See “Risk Factors — Potential liability for environmental matters could adversely affect our financial condition.”

Our Adviser will also physically inspect each property and the real estate surrounding it in order to determine its value. Our Adviser’s due diligence will be primarily focused on determining the valuation of each property independently of its rental value to particular tenants to whom we plan to rent. The real estate valuations our Adviser performs will consider one or more of the following items, but may not consider all of them:

•	The comparable value of similar real estate in the same general area of the prospective property. In this regard, comparable property is hard to define since each piece of real estate has its own distinct characteristics. But to the extent possible, comparable property in the area that has sold or is for sale will be used to determine if the price being paid for the property is reasonable.

•	The comparable real estate rental rates for similar properties in the same area of the prospective property.

•	Alternative uses for the property in order to determine if there is another use for the property that would give it higher value, including potential future conversion to urban uses such as commercial or residential development.

•	The assessed value as determined by the local real estate taxing authority. Under California law many farms are protected from excessive California taxes.

In addition, our Adviser will supplement its valuation with an independent real estate appraisal in connection with each investment that we consider. These appraisals may take into consideration, among other things, the terms and conditions of the particular lease transaction, the quality of the tenant’s credit and the conditions of the credit markets at the time the lease transaction is negotiated. The actual sale price of a property, if sold by us, may be greater or less than its appraised value.

When appropriate, our Adviser may engage experts to undertake some or all of the due diligence efforts described above.

Underwriting the Tenant

In addition to property selection, underwriting the tenant that will lease the property will also be an important aspect of many of our investments. Our Adviser will carefully evaluate the creditworthiness of the tenant and assess its ability to generate sufficient cash flow from its agricultural operations to make payments to us pursuant to our lease. The following is a list of criteria that our Adviser will consider when evaluating potential tenants for our properties (all criteria may not be present for each lease):

•	Experience. We believe that experience is the most significant characteristic when determining the creditworthiness of a tenant. Therefore, we will seek to rent our properties to farmers that have an extensive track record of farming their particular crops.

•	Financial Strength. We will seek out those farmers that have financial resources to invest in planting and harvesting their crops. Many farmers do not have the financial wherewithal to do so, and therefore from time to time we may rent to farmers that finance their crops. We will generally require annual financial statements of the tenant in order to continuously monitor performance of the property and evaluate the financial capability of the tenant and its ability to perform its obligations under the lease.

•	Adherence to Quality Standards. We intend to lease our properties only to those farmers that are committed to farming in a manner that will generate only high quality produce.

While our Adviser will select tenants it believes to be creditworthy, tenants will not be required to meet any minimum rating established by an independent credit rating agency. Our Adviser’s standards for determining whether a particular tenant is creditworthy will vary in accordance with a variety of factors relating to specific prospective tenants. The creditworthiness of a tenant will be determined on a tenant by tenant and case by case basis. Therefore, general standards for creditworthiness cannot be applied.

Diversification

Our Adviser will attempt to diversify our portfolio to avoid dependence on any one particular tenant or geographic location. By diversifying our portfolio, our Adviser intends to reduce the adverse effect on our portfolio of a single under-performing investment or a downturn in any particular geographic region. However, because we initially intend to invest only in properties located in California, we will be exposed to the weather and other natural aspects that might affect that state. Many of the areas in which we purchase or finance properties are likely to have their own microclimates and will not be similarly affected by weather or other natural aspects at the same time. For example, we currently lease land in California as far south as Oxnard and as far north as Watsonville, which are over 400 miles apart, each of which have distinct weather and other characteristics. Once we acquire some properties in California, we expect to expand offices to northern Florida, other areas of the Southeast and the Mid-Atlantic.

Lease and Mortgage Provisions that Enhance and Protect Value

When appropriate, our Adviser will attempt to include provisions in our leases and mortgages that require our consent to specified activity or require the tenant or borrower to satisfy specific operating tests. These provisions may include, for example, operational or financial covenants, as well as indemnification of us by the tenant or borrower against environmental and other contingent liabilities. We believe that these provisions will protect our investments from changes in the operating and financial characteristics of a tenant or borrower that may impact its ability to satisfy its obligations to us or that could reduce the value of our properties. We will also seek covenants requiring tenants or borrowers to receive our consent prior to any change in control.

Credit Enhancement

Our Adviser may also seek to enhance the likelihood of a tenant’s lease obligations being satisfied through a cross-default with other tenant obligations, a letter of credit or a guaranty of lease obligations from the tenant’s corporate affiliates, if any. We believe that this credit enhancement will provide us with additional financial security. These same enhancements may apply to our mortgage terms.

Additional Investment Considerations for Mortgage Loans

We believe our mortgage loans, if any, will be made initially at interest rates between 6.50% and 8.00% per annum.

Borrower Selection

Our value-oriented investment philosophy is primarily focused on maximizing yield relative to risk.  Upon identifying a potential mortgage opportunity, our Adviser will perform an initial screen to determine whether pursuing intensive due diligence is merited. As part of this process, we have identified several criteria we believe are important in evaluating and investing in prospective borrowers. These criteria provide general guidelines for our investment decisions. However, each prospective borrower may not meet all of these criteria.

Value oriented/positive cash flow.  Our investment philosophy places a premium on fundamental credit analysis and has a distinct value orientation. We intend to generally focus on borrowers to which we can lend at relatively low multiples of operating cash flow and that are profitable at the time of investment on an operating cash flow basis. Although we will obtain liens on the underlying real estate and other collateral, we are primarily focused on the predictability of future cash flow from their operations.

Seasoned management with significant equity ownership.  Strong, committed management teams are important to the success of any farm and we intend to invest in farm businesses where strong management teams are already in place.

Strong competitive position.  We seek to lend to farm businesses that have developed competitive advantages and defensible market positions within their respective markets and are well positioned to capitalize on growth opportunities.

Exit strategy.  We seek to lend to farm businesses that we believe will generate consistent cash flow to repay our loans and reinvest in their respective businesses. We expect such internally generated cash flow in these farms to be a key means by which we exit from our loans.

Specifics about mortgage loans.

Loan to value.  We will consider the appraised value of each property when we consider a mortgage on that property. Our goal is to loan an amount that is no more than 75% of the appraised value of the real estate. However, there may be circumstances in which we may increase the percentage, such as for land that we would like to own or for a borrower that is very well capitalized.

Cash flow coverage.  We expect most borrowers to have a farming operation that has and is expected to have substantial cash flow from its operations. We will seek to have cash flow generated by the businesses to be at least 1.2 times the amount of the mortgage payments. However, there may be circumstances in which we may lower that ratio below 1.2, such as for land we would like to own and for borrowers that have cash flow from other operations.

Mortgage Term.  In general we expect to accept mortgages of three to five years that will be interest only, with the entire principal amount due at the end of the term.

Guarantees.  In general we do not expect the owner of the property to personally guarantee the mortgage. However, we do expect the owner to pledge any assets or crops planted on the property as collateral for the loan.

Standard review.  We expect to perform a standard review of the property that will be collateral for the mortgage including most of the following:

•	an independent appraisal;

•	land record searches for possible restrictions;

•	water samples and availability;

•	soil samples;

•	environmental analysis;

•	zoning analysis;

•	crop yields;

•	possible future uses of the property; and

•	government regulation impacting the property including taxes and restrictions.

Underwriting the Borrower

We view underwriting a borrower in the same way as underwriting a tenant. That is, for assessing credit risk, a borrower and tenant are functionally the same: they each are operating a farm business and each will owe us money (either rent or interest and principal). Please see “Underwriting the Tenant” above.

Other Investments

From time to time, we may purchase cooling buildings, freezer buildings and similar improved property to rent to independent farmers in connection with the services provided to independent farmers. We may also build a freezer or cooler on property that we purchase if there is sufficient business to make this worthwhile. To a lesser extent, we may buy packing houses to clean and pack fresh vegetables. We do not expect this to be a material portion of the land and buildings that we purchase.

Temporary Investments

There can be no assurance as to when our capital may be fully invested in real properties or mortgages. Pending investment in real properties or mortgages, we intend to invest the balance of the net proceeds of this offering in permitted temporary investments, which include short-term U.S. Government securities, bank certificates of deposit and other short-term liquid investments. We also may invest in securities that qualify as “real estate assets” and produce qualifying income under the REIT provisions of the Code.

If at any time the character of our investments would cause us to be deemed an “investment company” for purposes of the Investment Company Act of 1940, we will take the necessary action to ensure that we are not deemed to be an “investment company.” Our Adviser will continually review our investment activity and the composition of our portfolio to ensure that we do not come within the application of the Investment Company Act. Our working capital and other reserves will be invested in permitted temporary investments. Our Adviser will evaluate the relative risks and rates of return, our cash needs and other appropriate considerations when making short-term investments on our behalf. The rates of return of permitted temporary investments may be less than or greater than would be obtainable from real estate investments.

Qualified REIT Subsidiaries

While we intend to conduct substantially all of our investment activities through our Operating Partnership, we may establish one or more entities called “qualified REIT subsidiaries” to purchase properties. These entities would be formed for the sole purpose of acquiring a specific property or properties and would have organizational documents:

•	that are substantially similar in all relevant ways to our organizational documents;

•	that comply with all applicable state securities laws and regulations; and

•	that comply with the applicable terms and conditions set forth in this prospectus.

Joint Ventures

We may enter into joint ventures, partnerships and other mutual arrangements with real estate developers, property owners and others for the purpose of obtaining an equity interest in a property in accordance with our investment policies. Many REITs have used joint ventures as sources of capital during periods where debt or equity capital was either unavailable or not available on favorable terms. Joint venture investments could permit us to own interests in large properties without unduly restricting the diversity of our portfolio. We will not enter into a joint venture to make an investment that we would not otherwise be permitted to make on our own. We expect that in any joint venture the cost of structuring joint investments would be shared ratably by us and the other participating investors.

Taxable REIT Subsidiaries

While we intend to conduct substantially all of our investment activities through our Operating Partnership, we may establish one or more wholly-owned subsidiaries that are “taxable REIT subsidiaries” or TRSs. A TRS is a wholly owned subsidiary that is consolidated with us for financial accounting purposes but that is fully taxable as a corporation. TRSs may provide services and earn revenues that would potentially disqualify us from satisfying the REIT requirements under applicable tax law if we earned them directly.

To the extent that any TRS that we may establish in the future has after-tax income, its Board of Directors could, but would not be required to, declare a dividend to be paid to us as its sole stockholder. That dividend would then become income to us and we would generally pay this income out to our stockholders as a distribution.

Use of Leverage

Non-recourse financing

Our strategy is to use borrowings as a financing mechanism in amounts that we believe will maximize the return to our stockholders. We generally expect to enter into borrowing arrangements directly or indirectly through our Operating Partnership. We will seek to structure all borrowings as non-recourse loans. The use of non-recourse financing allows us to limit our exposure to the amount of equity invested in the properties pledged as collateral for our borrowings. Non-recourse financing generally restricts a lender’s claim on the assets of the borrower and, as a result, the lender generally may look only to the property securing the debt for satisfaction of the debt. We believe that this financing strategy, to the extent available, will protect our other assets. However, we can provide no assurance that non-recourse financing will be available on terms acceptable to us, or at all, and there may be circumstances where lenders have recourse to our other assets. There is no limitation on the amount we may borrow against any single investment property. Neither our certificate of incorporation nor our bylaws impose any limitation on our borrowing, but our Board of Directors has adopted a policy limiting our aggregate borrowings to two times our total equity. Our Board of Directors may change this policy at any time.

We believe that, by operating on a leveraged basis, we will have more funds available and, therefore, will make more investments than would otherwise be possible. We believe that this will result in a more diversified portfolio. Our Adviser will use its best efforts to obtain financing on the most favorable terms available to us.

We anticipate that prospective lenders may also seek to include in loans to us provisions whereby the termination or replacement of our Adviser would result in an event of default or an event requiring the immediate repayment of the full outstanding balance of the loan. We will generally seek to avoid the inclusion of these provisions and will attempt to negotiate loan terms that allow us to replace or terminate our Adviser if the action is approved by our Board of Directors. The replacement or termination of our Adviser may, however, require the prior consent of a lender.

We may refinance properties during the term of a loan when, in the opinion of our Adviser, a decline in interest rates makes it advisable to prepay an existing mortgage loan, when an existing mortgage loan matures or if an attractive investment becomes available and the proceeds from the refinancing can be used to make such investment. The benefits of the refinancing may include an increase in cash flow resulting from reduced debt service requirements, an increase in distributions to stockholders from proceeds of the refinancing, if any, or an increase in property ownership if some refinancing proceeds are reinvested in real estate.

Other Investment Policies

Working Capital Reserves

We may establish a working capital reserve in an amount equal to one percent of the gross offering proceeds, which we anticipate to be sufficient to satisfy our liquidity requirements. Our liquidity could be adversely affected by unanticipated costs, greater-than-anticipated operating expenses or cash shortfalls in funding our distributions. To the extent that the working capital reserve is insufficient to satisfy our cash requirements, additional funds may be produced from cash generated from operations or through short-term borrowings. In addition, subject to limitations described in this prospectus, we may incur indebtedness in connection with:

•	the acquisition of any property;

•	the refinancing of the debt upon any property; or

•	the leveraging of any previously unleveraged property.

For additional information regarding our borrowing strategy, see “Investment Policies and Policies with Respect to Certain Activities — Additional Investment Considerations — Use of Leverage.”

Holding Period For and Sale of Investments; Reinvestment of Sale Proceeds

We intend to hold each property we acquire for an extended period until it can be sold for conversion into urban or suburban uses in connection with residential or commercial development. However, circumstances might arise which could result in the earlier sale of some properties. We may sell a property before the end of its expected holding period if in the judgment of our Adviser the sale of the property is in the best interest of our stockholders. The determination of whether a particular property should be sold or otherwise disposed of will be made after consideration of all relevant factors, including prevailing economic conditions, with a view to achieving maximum capital appreciation. No assurance can be given that the foregoing objective will be realized. The selling price of a property which is subject to a net lease will be determined in large part by the amount of rent payable under the lease and the creditworthiness of the tenant. In connection with our sales of properties we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale, which could cause us to delay required distributions to our stockholders. See “Federal Income Tax Consequences of our Status as a REIT — Distribution Requirements.”

The terms of any sale will be dictated by custom in the area in which the property being sold is located and the then-prevailing economic conditions. A decision to provide financing to any purchaser would be made only after an investigation into and consideration of the same factors regarding the purchaser, such as creditworthiness and likelihood of future financial stability, as are undertaken when we consider a net lease transaction. We may continually reinvest the proceeds of property sales in investments that either we or our Adviser believe will satisfy our investment policies.

Investment Limitations

There are numerous limitations on the manner in which we may invest our funds. We have adopted a policy that without the permission of our Board of Directors, we will not:

•	invest 20% or more of our total assets in a particular property or mortgage at the time of investment;

•	invest in real property owned by our Adviser, any of its affiliates or any business in which our Adviser or any of its affiliates have invested;

•	invest in commodities or commodity futures contracts, with this limitation not being applicable to futures contracts when used solely for the purpose of hedging in connection with our ordinary business of investing in properties and making mortgage loans;

•	invest in contracts for the sale of real estate unless the contract is in recordable form and is appropriately recorded in the chain of title;

•	make investments in unimproved property or indebtedness secured by a deed of trust or mortgage loan on unimproved property in excess of 10% of our total assets. “Unimproved real property” means property which has the following three characteristics:

•	the property was not acquired for the purpose of producing rental or other operating income;

•	no development or construction is in process on the property; and

•	no development or construction on the property is planned in good faith to commence on the property within one year of acquisition;

•	issue equity securities on a deferred payment basis or other similar arrangement;

•	grant warrants or options to purchase shares of our stock to our Adviser or its affiliates;

•	engage in trading, as compared with investment activities, or engage in the business of underwriting, or the agency distribution of, securities issued by other persons;

•	invest more than 5% of the value of our assets in the securities of any one issuer if the investment would cause us to fail to qualify as a REIT;

•	invest in securities representing more than 10% of the outstanding securities (by vote or value) of any one issuer if the investment would cause us to fail to qualify as a REIT;

•	acquire securities in any company holding investments or engaging in activities prohibited in the foregoing clauses; or

•	make or invest in mortgage loans that are subordinate to any mortgage or equity interest of any of our affiliates.

Conflict of Interest Policy

We have adopted policies to reduce potential conflicts of interest. In addition, our directors are subject to certain provisions of Delaware law that are designed to minimize conflicts. However, we cannot assure you that these policies or provisions of law will reduce or eliminate the influence of these conflicts. We have adopted a policy that, without the approval of a majority of our disinterested directors, we will not:

•	acquire from or sell to any of our officers, directors or employees, or any entity in which any of our officers, directors or employees has an interest of more than 5%, any assets or other property;

•	loan to or borrow from any of our directors, officers or employees, or any entity in which any of our officers, directors or employees has an interest of more than 5%; or

•	engage in any other transaction with any of our directors, officers or employees, or any entity in which any of our directors, officers or employees has an interest of more than 5%.

Consistent with the provisions of the Sarbanes-Oxley Act of 2002, we will not extend credit, or arrange for the extension of credit, to any of our directors and officers. Under Delaware law, a contract or other transaction between us and one of our directors or officers or any other entity in which one of our directors or officers is also a director or officer or has a material financial interest is not void or voidable solely on the grounds of the common directorship or interest, the fact that the director or officer was present at the meeting at which the contract or transaction was approved or the fact that the director’s vote was counted in favor of the contract or transaction if:

•	the fact of the common directorship or interest is disclosed to our Board of Directors or a committee of our board, and our board or the committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the directors not interested in the contract or transaction, even if the disinterested directors do not constitute a quorum of the Board or committee;

•	the fact of the common directorship or interest is disclosed to our stockholders entitled to vote on the contract or transaction, and the contract or transaction is approved in good faith by a majority of the votes cast by the stockholders entitled to vote on the matter; or

•	the contract or transaction is fair and reasonable to us as of the time authorized, approved or ratified by the Board of Directors, a committee or the stockholders.

Our policy also prohibits us from purchasing any real property owned by or co-investing with our Adviser, any of its affiliates or any business in which our Adviser or any of its subsidiaries have invested, except that we may lease property to existing and prospective portfolio companies of current or future affiliates, such as Gladstone Capital or Gladstone Investment and other entities advised by our Adviser, so long as that entity does not control the portfolio company and the transaction is approved by both companies’ board of directors. If we decide to change this policy on co-investments with our Adviser or its affiliates, we will seek approval of our independent directors.

Future Revisions in Policies and Strategies

Our independent directors will review our investment policies at least annually to determine that the policies we are following are in the best interest of our stockholders. The methods of implementing our investment policies also may vary as new investment techniques are developed. The methods of implementing our investment procedures, objectives and policies, except as otherwise provided in our bylaws or certificate of incorporation, may be altered by a majority of our directors (including a majority of our independent directors) without the approval of our stockholders, to the extent that our Board of Directors determines that such modification is in the best interest of the stockholders.

Among other factors, developments in the market which affect the policies and strategies mentioned in this prospectus or which change our assessment of the market may cause our Board of Directors to revise our investment policies and strategies.

OUR PROPERTIES

We currently own an aggregate of 959 acres of farmland in California, of which 737 acres are leased to Dole Fresh. Dole Fresh actively manages the operations of these facilities to plant, harvest and sell strawberries and vegetables.

Watsonville

We acquired 306 acres of farmland in Watsonville, California in 1997, which is held through our wholly owned subsidiary San Andreas Road Watsonville, LLC, for a purchase price of approximately $4.4 million. We currently lease 237 of these acres to Dole Fresh on a net lease basis under a lease that expires on December 31, 2010. Dole Fresh also pays taxes, insurance and maintenance on this property. During 2009, we earned gross rental income on this property of $405,000. The remaining 69 acres are considered not currently suitable for farming.

In November 2002, we entered into a $3.25 million revolving credit agreement with Lend Lease Agri-Business, Inc., which matures on December 1, 2017. Our obligations under the credit agreement are secured by a mortgage on our Watsonville property. The interest rate charged on the advances under the facility is equal to the three-month London Interbank Offered Rate, or LIBOR, in effect on the first day of each calendar quarter, plus 2.85%. We may use the advances under the credit facility for both general corporate purposes and the acquisition of new investments. As of June 30, 2010, there was $5,000 outstanding under the line of credit, the minimum principal balance required under the credit agreement. Currently we carry adequate insurance on the property, and our tenant is also required to carry insurance on the property. We have no immediate plans to improve the property.

Oxnard

We acquired 653 acres of farmland in Oxnard, California in 1998, which is held through our wholly owned subsidiary West Gonzales Road Oxnard, LLC, for a purchase price of approximately $9.9 million. We currently lease 500 acres, including a cooler operation, a box barn, and other buildings, to Dole Fresh on a net lease basis under a lease that expires on December 31, 2013. The remaining property is currently considered not suitable for farming. The lease contains a provision for market rental increases at specified intervals, at which time Dole Fresh and us will mutually agree on the new market rent. Dole Fresh also pays taxes, insurance and maintenance on this property. During 2009, we earned gross rental income on this property of $2.0 million.

We also have a small lease to an oil company from which we receive approximately $25,000 in annual rental income on this property.

In February 2006, we entered into a new long-term note payable with Rabo AgriFinance, under which we borrowed $13.0 million. Our obligations under the note are secured by the Oxnard farm. The note currently accrues interest at a rate of 6.00% per year, which rate is subject to adjustment every three years to the current market rate, as determined by the lender. We have the option to prepay the note in whole or in part at specified intervals over the life of the note. The note matures on February 1, 2021. There was approximately $11.5 million outstanding on the note as of June 30, 2010. Currently we carry adequate insurance on the property, and our tenant is also required to carry insurance on the property. We have no immediate plans to improve the property.

The following table sets forth information, as of June 30, 2010, regarding our current portfolio of properties.

Current Portfolio Information

								Approximate
					Total			Initial
					Acres/	Initial		Lease
					Approximate	Annual		Term/		Tenant
Property Name	Purchase				Planted	Base	Straight-	Renewal	Principal	Repurchase
and Location	Price	Seller	Tenant	Type	Acres	Rent	Line Rent	Term	Varieties	Right

Watsonville	$4,400,000	Monsanto Co.	Dole	Farm	306/237	$405,000	$405,000	6 years, None	Strawberries	None
Oxnard	$9,200,000	McGrath Family	Dole	Farm	653/500	$2,000,000	$2,000,000	9 years, None	Strawberries	None
Total	$13,600,000				959/737	$2,405,000	$2,405,000

Lease Expiration

The following table sets forth information regarding lease expirations at our current properties as of June 30, 2010.

Lease Expiration Table

			Expiring
			Initial	% of Total
	Number of		Annual	Initial
	Expiring	Expiring	Base	Annual Base
Lease Expiration Year	Leases	Planted Acreage	Rent	Rent

2010	1	237	$405,000	17%
2013	1	500	$2,000,000	83%
Total	2	737	$2,405,000	100%

PROPERTIES UNDER CONSIDERATION

The following descriptions set forth certain information regarding each property that we have identified as a potential acquisition target. We continue to evaluate these properties and have not reached a final investment decision on any of them, nor have we entered into any letters of intent or definitive purchase agreements to acquire any of these properties. The only relationship between us and each prospective seller is that we have provided the prospective seller with a non-binding expression-of-interest. The purchase of each of those properties is subject to, among other factors, the satisfactory completion of our due diligence investigations, the negotiation of definitive acquisition terms and the structure and receipt of necessary consents. If we purchase any of these properties, we expect the purchase price to be cash proceeds from this offering. If we are successful in acquiring all of these properties, then following the closing of this offering and the purchase of these properties, the investments described below, along with our two existing farms in Watsonville, California and Oxnard, California, will be our only investments. In the aggregate, they will represent no more than     % of our assets and no single investment will represent more than     % of our total assets upon completion of this offering. Any additional purchases and investments will be made in accordance with our investment policies and procedures.

Based on our due diligence investigations conducted to date, we believe that each of our potential real property acquisitions described below will satisfy our general acquisition criteria. For each acquisition, one of our management professionals, David Gladstone, and one or more of our principals has screened the potential tenant and the property to determine satisfaction of our general acquisition criteria. Subsequently, we have initiated a due diligence investigation of the potential tenant and the property and delivered to the prospective seller a non-binding expression-of-interest.

With respect to each of these non-binding expressions-of-interest, we will only agree to purchase the real property if, among other things, the results of our due diligence investigations are satisfactory to us, the terms and structure of the acquisition agreements are acceptable to us and we have received all necessary consents. If, for any reason, we do not wish to make any one of the acquisitions, we will not be obligated to do so. Similarly, none of the prospective sellers are obligated to sell to us. Our management has initiated its due diligence of these businesses, however, there can be no assurance that we will not discover facts in the course of our due diligence that would render these acquisitions imprudent nor that any of the acquisitions described below will actually be made.

[Property A]

We have provided a non-binding expression-of-interest to purchase the property located at [          ] from [          ] for approximately [          ]. This property has [          ] acres and [          ] are farmed today.

[Property B]

We have provided a non-binding expression-of-interest to purchase the property located at [          ] from [          ] for approximately [          ]. This property has [          ] acres and [          ] are farmed today.

[Property C]

We have provided a non-binding expression-of-interest to purchase the property located at [          ] from [          ] for approximately [          ]. This property has [          ] acres and [          ] are farmed today.

[Property D]

We have provided a non-binding expression-of-interest to purchase the property located at [          ] from [          ] for approximately [          ]. This property has [          ] acres and [          ] are farmed today.

[Property E]

We have provided a non-binding expression-of-interest to purchase the property located at [          ] from [          ] for approximately [          ]. This property has [          ] acres and [          ] are farmed today.

OUR REAL ESTATE INVESTING EXPERIENCE

The information contained in this section shows summary information concerning the REITs with which Mr. Gladstone was involved in the past and Gladstone Commercial, a REIT that is managed by our Adviser. The purpose of providing this information is to enable investors to further evaluate the experience of our sponsors in real estate programs. The following summary is intended to briefly summarize the objectives and performance of the prior real estate programs sponsored by Mr. Gladstone and our Adviser and to disclose any material adverse business developments affecting those programs.

The prior programs described below were occasionally adversely affected by the cyclical nature of the real estate market. We expect that our business will be affected by similar conditions. Accordingly, no assurance can be made that Gladstone Land or any other program sponsored by Mr. Gladstone, our Adviser or their affiliates will ultimately be successful in meeting their investment objectives. For additional information regarding the risks relating to Gladstone Land, see the “Risk Factors” section of this prospectus.

Mr. Gladstone’s Real Estate Investing Experience

From 1997 to 2004 Mr. Gladstone, our chairman and chief executive officer, owned Coastal Berry, one of the largest strawberry producers in the United States. In 2004 Mr. Gladstone sold Coastal Berry to Dole Fresh but kept two of the farms that we now rent to Dole Fresh. Mr. Gladstone has many relationships in the farming areas of California. Since selling Coastal Berry Mr. Gladstone has been a farm owner in California and has been working on developing our company into a REIT for agricultural land. He is the sole owner of our company.

From 2003 to the present, Mr. Gladstone has been the chairman and chief executive officer of Gladstone Commercial. A discussion of Gladstone Commercial’s real estate investing activities is described below under “Our Adviser’s Real Estate Investing Experience.”

From 1992 until 1997, Mr. Gladstone served as CEO of two REITs, Allied Capital Commercial Corporation, or Allied Capital Commercial, and Business Mortgage Investors, Inc., or Business Mortgage Investors. Allied Capital Commercial was a publicly held commercial mortgage REIT, and Business Mortgage Investors was a privately held commercial mortgage REIT. Each of these REITs was managed, from its inception through 1997, by Allied Capital Advisers, Inc., or Allied Capital Advisers, a publicly held investment adviser for whom Mr. Gladstone served as chairman and chief executive officer until 1997. These two REITs co-invested with one another and therefore had substantially similar investment portfolios. With respect to individual mortgage loans, Allied Capital Commercial would provide an average of approximately 75% of the funding and Business Mortgage Investors would provide an average of approximately 25% of the funding. As mortgage REITs, each of these companies had investment strategies that were different from our triple net leasing strategy. Mortgage REITs typically produce different returns to investors than triple net equity REITs like us, and the timing of such returns may be different than the timing of distributions from triple net equity REITs.

The initial amount of funds Allied Capital Commercial raised from investors was approximately $178 million before customary underwriters’ discount of 7% of the gross offering proceeds. Allied Capital Commercial had approximately 16,800 beneficial stockholders at the time that the company was merged into Allied Capital Corporation in 1997. The assets on the books of Allied Capital Commercial at the time it was merged into Allied Capital were approximately $370 million. The total amount of funds raised from investors by Business Mortgage Investors was approximately $30 million after offering costs and approximately ten significant investors, held approximately 99% of the economic interests in the REIT. The maximum amount of invested assets for Business Mortgage Investors was approximately $60 million.

The capital raised for Allied Capital Commercial and Business Mortgage Investors was raised at a time when economic conditions were substantially the same as they are today. Due to the substantially different nature of an investment in our common stock, there can be no assurance that Gladstone Land will be as successful at investing this capital as Mr. Gladstone was with the REITs described above.

As of December 31, 1996, the end of the last fiscal year in which Mr. Gladstone was affiliated with them, the aggregate invested assets of Allied Capital Commercial and Business Mortgage Investors totaled approximately $400 million. Of this amount, approximately 39% was invested in mortgage loans secured by hotels, approximately 25% was invested in loans secured by office buildings, approximately 12% was invested in loans secured by retail operations and approximately 6% was invested in loans secured by warehouses. As of December 31, 1996, the real estate securing the loans held by these REITs was located in the following regions of the United States: Northeast, 20%; Southeast, 40%; Central, 3%; Southwest, 14% and West, 17%.

As noted above, each of these REITs was managed by Allied Capital Advisers, which earned advisory and management fees that approximated 2.5% of the invested assets and 0.5% of the interim investments, cash and cash equivalents of Allied Capital Commercial and Business Mortgage Investors.

From 1995 to 1997, Mr. Gladstone was a board member of Capital Automotive REIT. That REIT invested in automotive real estate in the United States. The public company was sold at a substantial profit in 2007.

Our Adviser’s Real Estate Investing Experience

Our Adviser serves as the adviser to Gladstone Commercial Corporation (NASDAQ: GOOD), which is a publicly held REIT that was formed to net lease commercial and industrial real property and selectively make mortgage loans secured by industrial and commercial real property. Gladstone Commercial completed its initial public offering in August 2003, raising an aggregate of approximately $105 million in net proceeds after customary underwriters’ discount of 7% of the gross offering proceeds and offering expenses. Gladstone Commercial completed additional public offerings of its preferred stock in January 2006 and October 2006, raising an aggregate of approximately $51.1 million in net proceeds after customary underwriters’ discount of 7% of the gross offering proceeds and offering expenses. Gladstone Commercial has approximately 9,788 beneficial stockholders. As of December 31, 2009, Gladstone Commercial had approximately $417 million in assets. To date, Gladstone Commercial has purchased 67 industrial and commercial properties, three of which were subsequently sold, and has made one mortgage loan.

Our Adviser will provide, upon request, for no fee, the most recent Annual Report on Form 10-K filed with the SEC by Gladstone Commercial and, for a reasonable fee, the exhibits to that report.

Our Adviser and Administrator

Our Adviser, is led by a management team which has extensive experience in our lines of business. Our Adviser is controlled by David Gladstone, our chairman and chief executive officer. Mr. Gladstone is also the chairman and chief executive officer of our Adviser. Terry Lee Brubaker, our vice chairman, chief operating officer, secretary and director, is a member of the Board of Directors of our Adviser, and its vice chairman and chief operating officer, George Stelljes III, our president, chief investment officer and director, is a member of the board of directors of our Adviser and its president and chief investment officer. Gladstone Administration, LLC, or the Administrator, which is an affiliate of our Adviser, employs our chief financial officer, chief compliance officer, treasurer, internal counsel, investor relations officer and their respective staffs.

Our Adviser and Administrator also provide investment advisory and administrative services to our affiliates, Gladstone Capital, Gladstone Commercial and Gladstone Investment. All of our executive officers serve as either directors or executive officers, or both, of Gladstone Capital, Gladstone Commercial and Gladstone Investment. In the future, our Adviser may provide investment advisory and administrative services to other funds, both public and private, of which it is the sponsor.

Payment to Our Adviser

The management fee structure has been structured to incentivize the Adviser to make long-term, income oriented investments. Unlike many other REITs, there are no payments to our Adviser for buying or selling properties. In addition, there are incentive fees based on our funds from operation, or FFO. Since we pay distributions to stockholders from FFO, we believe it is important to place our Adviser’s incentive on creating FFO.

OUR STRUCTURE

The following diagram depicts our ownership structure upon completion of this offering. Our Operating Partnership will own our real estate investments directly or indirectly, in some cases through special purpose entities that we may create in connection with the acquisition of real property.

Competition

Competition to our efforts to acquire farmland can come from many different entities. Developers, municipalities, individual farmers, agriculture corporations, institutional investors and others vie for farmland acreage. Other investment firms that we might compete directly against could include agricultural investment firms such as Hancock Agricultural Investment Group, or Hancock, and UBS Agrivest LLC, or UBS Agrivest. Hancock is a large institutional manager of agricultural real estate and has reported that it owns approximately 165,000 acres of prime farmland. UBS Agrivest has reported that it has over 25 years of farmland investment management experience and engages in the acquisition, asset management, valuation and disposition of all types of farmland properties. In addition to competition for direct investment in farmland we also expect to compete for mortgages with many local and national banks such as Rabobank, N.A., Bank of America, N.A., Wells Fargo Foothill, Inc., and others.

Legal Proceedings

We are not currently subject to any material legal proceeding, nor, to our knowledge, is any material legal proceeding threatened against us.

Our Corporate Information

Our executive offices are located at 1521 Westbranch Drive, Second Floor, McLean, Virginia 22102. We also have an office in Oxnard, California near the location of one of our current properties. Our telephone number at our executive offices is (703) 287-5800 and our corporate website will be www.GladstoneLand.com. The information contained on, or accessible through, our website is not incorporated into this prospectus.

Employees

We do not currently have any employees and do not expect to have any employees in the foreseeable future. Currently, services necessary for our business are provided by individuals who are employees of our Adviser and our Administrator pursuant to the terms of the Advisory Agreement and the Administration Agreement,

respectively. Each of our executive officers is an employee or officer, or both, of our Adviser or our Administrator. No employee of our Adviser or our Administrator will dedicate all of his or her time to us. However, we expect that 10% of the full time employees of our Adviser or our Administrator will spend substantial time on our matters during calendar year 2010. To the extent that we acquire more investments, we anticipate that the number of employees of our Adviser and our Administrator who devote time to our matters will increase and the number of our Adviser’s employees working out of local offices, if any, where we buy land will also increase.

As of June 30, 2010, our Adviser and our Administrator collectively had 50 full-time employees. A breakdown of these employees is summarized by functional area in the table below:

Number of
Individuals	Functional Area

10	Executive Management
31	Investment Management, Portfolio Management and Due Diligence
9	Administration, Accounting, Compliance, Human Resources, Legal and Treasury

Government Regulation

Farming Regulation

The farmland that we own is subject to regulations by the state, county and federal governments. Farmland is on the one hand protected by these regulations, but on the other hand it has been subject to regulations involving usage, water rights, treatment methods, disturbance, environmental and eminent domain.

In the State of California, farmland is principally subject to environmental regulations. Each governmental jurisdiction has their own distinct environmental regulations governing the use of farmland. Primarily these regulations seek to regulate water usage and water runoff. These focused regulations result from the fact that water is in limited supply in the farming districts within California. However, runoff of water coming from rain or from water pumped from underground is governed by regulations from the state, county and federal governments. Additionally, if any of the water used on our farms flows to any rivers, ponds or the ocean, then there are specific regulations governing the amount of sediment, pesticides, etc. that such water may contain.

Currently, each of our two farms located within California have their own wells, which provide sufficient amounts of water necessary for our farming operations at each location. However, should the need arise for additional wells from which to obtain water, we would be required to obtain additional permits prior to drilling such wells. Permits for drilling water wells are required by state and county regulations and such permits may be difficult to obtain due to the limited supply of water within the farming districts of California and other reasons. Several farmland properties that we have reviewed and considered for possible acquisitions have access to adequate water supplies provided either by cooperative organizations that have access to deep water wells with plentiful supplies of water or access to river water. We maintain our two California farms in compliance with all state, county and federal environmental regulations.

In addition to the regulation of water usage and water runoff, the state, county and federal governments also seek to regulate the type, quantity and method of use of chemicals in growing crops. For example, when farmland is located near residential housing, the spraying of crops on the farmland may only occur on windless days and the spray may not be used on plants that are specific distances from the homes. Further, recent regulations have strictly forbidden the use of certain chemicals, while the use of others has been significantly limited. A permit must be obtained from each governmental authority before most chemicals are used on farmland and crops, and reports on the usage of such chemicals must be submitted pursuant to the terms of the specific permits. Failure to obtain such permits or to comply with the terms of such permits could result in fines and imprisonment.

The use of farmland in California and other jurisdictions is also subject to regulations governing the protection of endangered species. When farmland borders, or is in close proximity to national parks, protected natural habitats or wetlands, the farming operations on such properties must comply with regulations related to the use of chemicals and avoid disturbing the habitat, wetlands or other protected areas.

In addition to environmental regulations, state, county and federal governments also have various regulations governing labor practices used in connection with farming operations. For example, these regulations seek to provide for minimum wages and minimum and maximum work hours, as well as to restrict the hiring of illegal immigrants.

Real Estate Industry Regulation

Generally, the ownership and operation of real properties is subject to various laws, ordinances and regulations, including regulations relating to zoning, land use, water rights and the handling of waste water and lien sale rights and procedures. Changes in any of these laws or regulations, as well as changes in laws, such as the Comprehensive Environmental Response and Compensation Liability Act, or CERCLA, increasing the potential liability for environmental conditions or circumstances existing or created by tenants or others on properties or laws affecting upkeep, safety and taxation requirements may result in significant unanticipated expenditures, loss of our properties or other impairments to operations, which would adversely affect our cash flows from operating activities.

Our property management activities, to the extent we are forced to engage in them due to lease defaults by tenants or vacancies on certain properties, will likely be subject to state real estate brokerage laws and regulations as determined by the particular real estate commission for each state.

Environmental Matters

Our operations are subject to federal, state and local environmental laws and regulations, including laws relating to water, air, solid waste and hazardous substances and the requirements of the federal Occupational Safety and Health Act and comparable state statutes relating to the health and safety of our employees. Although we believe that we are in material compliance with these requirements, there can be no assurance that we will not incur significant costs, civil and criminal penalties, and liabilities, including those relating to claims for damages to property, resulting from our operations or the operations of our tenants. We intend to periodically conduct regular and internal and independent third-party audits of our properties to monitor compliance with these laws and regulations.

Insurance

Under the terms and conditions of the leases on our current properties, tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability and property damage insurance policies. These policies include liability coverage for bodily injury and property damage arising out of the ownership, use, occupancy or maintenance of the properties and all of their appurtenant areas.

MANAGEMENT

Our business and affairs are managed under the direction of our Board of Directors. Our Board has retained our Adviser to manage our day-to-day real estate operations, and the acquisition and disposition of investments, subject to our Board’s oversight. We currently have three directors and we intend to expand the Board prior to the completion of this offering to seven. Our Board of Directors elects our officers, who serve at the discretion of our Board of Directors. The address of each of our executive officers and directors is c/o Gladstone Land Corporation, 1521 Westbranch Drive, Second Floor, McLean, Virginia 22102.

Our Directors and Executive Officers

Our directors and executive officers and their positions are as follows:

Name	Age	Office

David Gladstone	68	Chairman of our Board of Directors and Chief Executive Officer(3)
George Stelljes III	48	President, Chief Investment Officer and Director
Terry Brubaker	66	Vice Chairman of our Board of Directors and Chief Operating Officer(3)
Danielle Jones	33	Chief Financial Officer
Gary Gerson	45	Treasurer
Michela A. English	60	Director(1)(2)(5)(6)
Anthony W. Parker	64	Director(2)(3)(5)(6)
Paul W. Adelgren	67	Director(1)(4)(5)(6)
John Outland	64	Director(1)(2)(4)(5)(6)

(1)	Member of the Compensation Committee.

(2)	Member of the Audit Committee.

(3)	Member of the Executive Committee.

(4)	Member of the Ethics, Nominating and Corporate Governance Committee.

(5)	Has agreed to join the Board prior to the completion of this offering.

(6)	Independent.

The following is a summary of certain biographical information concerning our directors and executive officers, many of whom also serve as directors and executive officers of our Adviser, and as the managing directors and principals of our Adviser:

David Gladstone.  Mr. Gladstone, age 68, is our founder and has served as chief executive officer and chairman of the Board of Directors since our inception in 1997. Mr. Gladstone is also the founder of our Adviser and has served as chief executive officer and chairman of the board of directors of our Adviser since its inception. Mr. Gladstone also founded and serves as the chief executive officer and chairman of the board of directors of our affiliates Gladstone Capital Corporation (NASDAQ: GLAD), Gladstone Investment Corporation (NASDAQ: GAIN) and Gladstone Commercial Corporation (NASDAQ: GOOD). Prior to founding Gladstone Capital, Gladstone Investment and Gladstone Commercial, Mr. Gladstone served as either chairman or vice chairman of the board of directors of American Capital, Ltd. (NASDAQ: ACAS), a publicly traded leveraged buyout fund and mezzanine debt finance company, from 1997 to 2001. From 1974 to 1997, Mr. Gladstone held various positions, including chairman and chief executive officer, with Allied Capital Corporation (NYSE: ALD), Allied Capital Corporation II, Allied Capital Lending Corporation and Allied Capital Advisers, a registered investment adviser that managed the Allied companies. The Allied companies were the largest group of publicly-traded mezzanine debt funds in the United States and were managers of two private venture capital limited partnerships. From 1991 to 1997, Mr. Gladstone served as either chairman of the board of directors or president of Allied Capital Commercial Corporation, a publicly traded REIT that invested in real estate loans to small and medium-sized businesses, managed by Allied Capital Advisers, Inc. He managed the growth of Allied Capital Commercial from no assets at the time of its initial public offering to $385 million in assets at the time it merged into Allied Capital Corporation in 1997. From 1992 to 1997, Mr. Gladstone served as a director, president and chief executive officer of Business Mortgage Investors, a privately held mortgage REIT managed by Allied Capital Advisers, which invested in loans to small and medium-sized businesses. Mr. Gladstone is also a past director of Capital Automotive REIT, a real estate investment trust that purchases and net leases real estate to automobile dealerships. Mr. Gladstone served as a director of The Riggs National Corporation (the parent of Riggs Bank) from 1993 to May 1997 and of Riggs Bank from 1991 to 1993. He has served as a trustee of The George Washington University and currently is a trustee emeritus. He is a past member of the Listings and Hearings Committee of the National Association of Securities Dealers, Inc. He is a past member of the Advisory committee to the Women’s Growth Capital Fund, a venture capital firm that finances women-owned small businesses. Mr. Gladstone was the founder and managing member of The Capital Investors, LLC, a group of angel investors, and is currently a member emeritus. Mr. Gladstone holds a MBA from the Harvard Business School, a MA from American University and a BA from the University of Virginia. Mr. Gladstone has co-authored two books on financing for small and medium-sized businesses, Venture Capital Handbook and Venture Capital Investing. Mr. Gladstone grew up on a farm in Virginia.

Mr. Gladstone was selected to serve as a director on our Board, and to be nominated to serve another directorship term, due to the fact that he is our founder and has greater than thirty years of experience in the industry, including his past service as our chairman and chief executive officer since our inception.

George Stelljes III.  Mr. Stelljes, age 48, has served as our president, chief investment officer and director since 2007. He also served as Gladstone Commercial’s chief investment officer from its inception in 2003 and its executive vice president from its inception through July 2007, when he assumed the duties of president and was appointed as a director. He also served as the executive vice president of Gladstone Capital (from 2002 to April 2004) and has been its chief investment officer since September 2002 and its president since April 2004. Mr. Stelljes also served on Gladstone Capital’s board of directors from August 2001 through September 2002 and then rejoined its board in July 2003 and remains a director today. He has served as the president, chief investment officer, and a director of Gladstone Investment since its inception in June 2005 and assumed the duties of co-vice chairman in April 2008. Mr. Stelljes has served as chief investment officer and as a director of Gladstone Management since May 2003 and was its executive vice president from May 2003 through February 2006, when he assumed the duties of president. Prior to joining us, Mr. Stelljes served as a managing member of St. John’s Capital, a vehicle used to make private equity investments. From 1999 to 2001, Mr. Stelljes was a co-founder and managing member of Camden Partners, a private equity firm which finances high growth companies in communications, education, healthcare and business services sectors. From 1997 to 1999, Mr. Stelljes was a managing director and partner of Columbia Capital, a venture capital firm focused on investments in communications and information technology. From 1989 to 1997, Mr. Stelljes held various positions, including executive vice president and principal, with Allied Capital Corporation (NYSE: ALD), Allied Capital Corporation II, Allied Capital Lending Corporation and Allied Capital Advisors, Inc., a registered investment adviser that managed the Allied companies, which were the largest group of publicly-traded mezzanine debt funds in the United States and were managers of two private venture capital limited partnerships. From 1991 to 1997, Mr. Stelljes served either as senior vice president or executive vice president of Allied Capital Commercial Corporation, a publicly traded REIT that invested in real estate loans to small and medium-sized businesses, managed by Allied Capital Advisors, Inc. From 1992 to 1997, Mr. Stelljes served as a senior vice president or executive vice president of Business Mortgage Investors, a privately held mortgage REIT managed by Allied Capital Advisors, which invested in real estate loans to small and medium-sized businesses. Mr. Stelljes currently serves as a general partner and investment committee member of Patriot Capital and Patriot Capital II private equity funds and on the board of Intrepid Capital Management, a money management firm. He is also a former board member and regional president of the National Association of Small Business Investment Companies. Mr. Stelljes holds an MBA from the University of Virginia and a BA in Economics from Vanderbilt University.

Mr. Stelljes was selected to serve as a director on our Board due to his more than twenty years of experience in the investment analysis, management, and advisory industries.

Terry Lee Brubaker.  Mr. Brubaker, age 66, has served as our chief operating officer and vice chairman of the Board of Directors since 2007. He also served as Gladstone Commercial’s chief operating officer, secretary and a director since its inception in 2003 and as president from its inception through July 2007, when he assumed the duties of vice chairman. Mr. Brubaker has also served as the chief operating officer, secretary and director of Gladstone Management since its inception in 2003. He also served as president of Gladstone Management from its inception until assuming the duties of vice chairman in February 2006. Mr. Brubaker has served as the chief operating officer, secretary and a director of Gladstone Capital since May 2001. He also served as president of Gladstone Capital from May 2001 through April 2004, when he assumed the duties of vice chairman. Mr. Brubaker has also been the vice chairman, chief operating officer, secretary and a director of Gladstone Investment since its inception in June 2005. In March 1999, Mr. Brubaker founded and, until May 1, 2003, served as chairman of Heads Up Systems, a company providing processing industries with leading edge technology. From 1996 to 1999, Mr. Brubaker served as vice president of the paper group for the American Forest & Paper Association. From 1992 to 1995, Mr. Brubaker served as president of Interstate Resources, a pulp and paper company. From 1991 to 1992, Mr. Brubaker served as president of IRI, a radiation measurement equipment manufacturer. From 1981 to 1991, Mr. Brubaker held several management positions at James River Corporation, a forest and paper company, including vice president of strategic planning from 1981 to 1982, group vice president of the Groveton Group and Premium Printing Papers from 1982 to 1990 and vice president of human resources development in 1991. From 1976 to 1981, Mr. Brubaker was strategic planning manager and marketing manager of white papers at Boise Cascade. Previously, Mr. Brubaker was a senior engagement manager at McKinsey & Company from 1972 to 1976. Prior to 1972, Mr. Brubaker was a U.S. Navy fighter pilot. Mr. Brubaker holds an MBA from the Harvard Business School and a BSE from Princeton University.

Mr. Brubaker was selected to serve as a director on our Board due to his more than thirty years of experience in various mid-level and senior management positions at several corporations.

Danielle Jones.  Ms. Jones, age 33, was appointed to serve as our chief financial officer in December 2008. Ms. Jones has also served as chief financial officer for Gladstone Commercial since December 2008. Since July 2004, Ms. Jones has served us in various accounting capacities (senior accountant, accounting manager, and, most recently, Controller). From January 2002 to June 2004, Ms. Jones was employed by Avalon Bay Communities, where she worked in the corporate accounting division. Ms. Jones received a B.B.A. in accounting from James Madison University and is a licensed CPA with the Commonwealth of Virginia.

Gary Gerson.  Mr. Gerson, age 45, has served as our treasurer since April 2006. Mr. Gerson has also served as treasurer for Gladstone Capital, Gladstone Commercial and Gladstone Investment since April 2006, and of Gladstone Management since May 2006. From 2004 to early 2006 Mr. Gerson was Assistant Vice President of Finance at the Bozzuto Group, a real estate developer, manager and owner, where he was responsible for the financing of multi-family and for-sale residential projects. From 1995 to 2004 he held various finance positions, including Director of Finance from 2000 to 2004, at PG&E National Energy Group where he led, and assisted in, the financing of power generation assets. Mr. Gerson holds an MBA from the Yale School of Management, a B.S. in mechanical engineering from the U.S. Naval Academy, and is a CFA charter holder.

Michela A. English.  Ms. English, age 60, has agreed to become a director prior to the completion of this offering. Ms. English, has served as President and CEO of Fight for Children, a non-profit charitable organization focused on providing high quality education and health care services to underserved youth in Washington, D.C., since 2006. Ms. English has also been a director of Gladstone Capital since June 2002, a director of Gladstone Commercial since August 2003, and a director of Gladstone Investment since June 2005. From March 1996 to March 2004, Ms. English held several positions with Discovery Communications, Inc., including president of Discovery Consumer Products, president of Discovery Enterprises Worldwide and president of Discovery.com. From 1991 to 1996, Ms. English served as senior vice president of the National Geographic Society and was a member of the National Geographic Society’s Board of Trustees and Education Foundation Board. Prior to 1991, Ms. English served as vice president, corporate planning and business development for Marriott Corporation and as a senior engagement manager for McKinsey & Company. Ms. English currently serves as director of the Educational Testing Service (ETS), as a director of D.C. Preparatory Academy, a director of the District of Columbia Public Education Fund, a director of the Society for Science and the Public, a director of the National Women’s Health Resource Center, a member of the Advisory Board of the Yale University School of Management, and as a member of the Virginia Institute of Marine Science Council. Ms. English is an emeritus member of the board of Sweet Briar College. Ms. English holds a Bachelor of Arts in International Affairs from Sweet Briar College and a Master of Public and Private Management degree from Yale University’s School of Management.

Ms. English was selected to serve as an independent director on our Board due to her greater than twenty years of senior management experience at various corporations and non-profit organizations.

Anthony W. Parker.  Mr. Parker, age 64, has agreed to become a director prior to the completion of this offering. Mr. Parker has also been a director of Gladstone Capital since August 2001, a director of Gladstone Commercial since August 2003, and a director of Gladstone Investment since June 2005. Mr. Parker founded Parker Tide Corp., or Parker Tide, formerly known as Snell Professional Corp., in 1997. Parker Tide is a government contracting company providing mission critical solutions to the Federal Government. From 1992 to 1996, Mr. Parker was chairman of Capitol Resource Funding, Inc., a commercial finance company with offices in Dana Point, California and Arlington, Virginia. Mr. Parker practiced corporate and tax law for over 15 years — from 1980 to 1983 at Verner, Liipfert, Bernhard & McPherson, and in private practice from 1983 to 1992. Mr. Parker is currently the sole stockholder of Parker & Associates, P.C., a law firm. From 1973 to 1977 Mr. Parker served as executive assistant to the administrator of the U.S. Small Business Administration. Mr. Parker is a director of Naval Academy Sailing Foundation, a 501(c)(3) organization located in Annapolis, MD. Mr. Parker received his J.D. and Masters in Tax Law from Georgetown Law Center and his undergraduate degree from Harvard College.

Mr. Parker was selected to serve as an independent director on our Board due to his expertise and wealth of experience in the field of corporate taxation. Mr. Parker’s knowledge of corporate tax was instrumental in his appointment to the chairmanship of our Audit Committee.

Paul W. Adelgren.  Mr. Adelgren, age 67, has agreed to become a director prior to the completion of this offering. From 1997 to the present, Mr. Adelgren has served as the pastor of Missionary Alliance Church. From 1991 to 1997, Mr. Adelgren was pastor of New Life Alliance Church. From 1988 to 1991, Mr. Adelgren was the comptroller, treasurer, and vice president for finance and materials of Williams & Watts, Inc., a logistics management and procurement business located in Fairfield, NJ. Prior to Joining Williams & Watts, Mr. Adelgren served in the United States Navy, where he served in a number of capacities, including as the director of the Strategic Submarine Support Department, SPCC Mechanicsburg, Pennsylvania, as an executive officer at the Naval Supply Center, Charleston, South Carolina, and as the director of the Joint Uniform Military Pay System, Navy Finance Center. He is a retired Navy Captain. Mr. Adelgren has also been a director of Gladstone Capital since January 2003, a director of Gladstone Commercial since August 2003, and a director of Gladstone Investment since June 2005. Mr. Adelgren holds an MBA from Harvard University and a BA from the University of Kansas.

Mr. Adelgren was selected to serve as an independent director on our Board due to his strength and experience in ethics, which also led to his appointment to the chairmanship of our Ethics Committee.

John Outland.  Mr. Outland, age 64, has agreed to become a director prior to the completion of this offering. From March 2004 to June 2006, he served as vice president of Genworth Financial, Inc. From 2002 to March 2004, Mr. Outland served as a managing director for 1789 Capital Advisors, where he provided market and transaction structure analysis and advice on a consulting basis for multifamily commercial mortgage purchase programs. From 1999 to 2001, Mr. Outland served as vice president of mortgage-backed securities at Financial Guaranty Insurance Company where he was team leader for bond insurance transactions. In this capacity, he was responsible for sourcing business, coordinating credit, loan files, due diligence and legal review processes, and negotiating both structure and business issues. From 1993 to 1999, Mr. Outland was senior vice president for Citicorp Mortgage Securities, Inc., where he securitized non-conforming mortgage products. From 1989 to 1993, Mr. Outland was vice president of real estate and mortgage finance for Nomura Securities International, Inc., where he performed due diligence on and negotiated the financing of commercial mortgage packages in preparation for securitization. Mr. Outland has also been a director of Gladstone Capital since December 2003, a director of Gladstone Commercial since December 2003, and a director of Gladstone Investment since June 2005. Mr. Outland holds an MBA from Harvard Business School and a bachelor’s degree in Chemical Engineering from Georgia Institute of Technology.

Mr. Outland was selected to serve as an independent director on our Board due to his more than twenty years of experience in the real estate and mortgage industry, which also led to his appointment to the chairmanship of our Compensation Committee.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Composition of our Board of Directors

Effective upon the closing of this offering, our directors will be divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors. One class will hold office initially for a term expiring at the annual meeting of our stockholders to be held in 2011, a second class will hold office initially for a term expiring at the annual meeting of our stockholders to be held in 2012, and a third class will hold office initially for a term expiring at the annual meeting of our stockholders to be held in 2013. Each director holds office for the term to which he or she is elected until his or her successor is duly elected and qualified. The terms of Messrs. Stelljes and Parker and Ms. English will expire in 2011, the terms of Messrs. Brubaker and Outland will expire in 2012, and the terms of Messrs. Gladstone and Adelgren will expire in 2013. At each annual meeting of our stockholders, the class of directors whose terms expire at such meeting will be elected to hold office for a three year term. Although the number of directors may be increased or decreased, a decrease shall not have the effect of shortening the term of any incumbent director.

Vacancies on our Board of Directors

Any director may resign at any time and may, in the case of a corporation such as ours whose Board is classified, be removed only with cause by the stockholders upon the affirmative vote of a majority of the shares then entitled to vote at an election of directors. The term “cause” as used in this context is a term used in the DGCL. However, the DGCL does not include a definition of “cause,” and Delaware case law suggests that the term should be interpreted on a case-by-case basis. As a result of this uncertainty, stockholders may not know what actions by a director may be grounds for removal.

A vacancy created by an increase in the number of directors or the death, resignation or removal of a director shall be filled by a vote of a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class, including any vacancies created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the director’s successor is elected and qualified.

Independence of the Board of Directors

As required under the NASDAQ listing standards, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. The Board consults with our chief compliance officer and legal counsel to ensure that the Board’s determinations are consistent with relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of NASDAQ, as in effect time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and us, our senior management and our independent registered public accounting firm, the Board has affirmatively determined that the following four directors are independent directors within the meaning of the applicable NASDAQ listing standards: Messrs. Adelgren, Outland and Parker and Ms. English. In making this determination, the Board found that none of these directors had a material or other disqualifying relationship with us. Mr. Gladstone, the chairman of our Board of Directors and chief executive officer, Mr. Brubaker, our vice chairman and chief operating officer, and Mr. Stelljes, our president and chief investment officer are not independent directors by virtue of their positions as our officers and/or their employment by our affiliate Gladstone Management.

Meetings of the Board of Directors

The Board of Directors shall meet at least four times during each fiscal year. As required under applicable NASDAQ listing standards, which require regularly scheduled meetings of independent directors, our independent directors shall meet at least four times in regularly scheduled executive sessions at which only independent directors shall be present.

Corporate Leadership Structure

Since our inception, Mr. Gladstone has served as chairman of our Board of Directors and chief executive officer. The Board believes that our chief executive officer is best situated to serve as chairman because he is the director most familiar with our business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. In addition, Mr. Adelgren, one of our independent directors, shall serve as the lead director for all meetings of our independent directors to be held in executive session. The lead director has the responsibility of presiding at all executive sessions of the Board, consulting with the chairman and chief executive officer on Board and committee meeting agendas, acting as a liaison between management and the independent directors and facilitating teamwork and communication between the independent directors and management.

The Board believes the combined role of chairman and chief executive officer, together with an independent lead director, is in the best interest of stockholders because it provides the appropriate balance between strategic development and independent oversight of management.

Our Board of Directors has four committees: an Audit Committee, a Compensation Committee, an Executive Committee and an Ethics, Nominating and Corporate Governance Committee. The following table shows the current composition of each of the committees of the Board of Directors:

Ethics, Nominating and
Name	Audit	Compensation	Executive	Corporate Governance

Paul W. Adelgren**		X		*X
Terry Lee Brubaker			X
Michela A. English	X
David Gladstone			*X
John H. Outland	X	*X		X
Anthony W. Parker	*X		X
George Stelljes III

*	Committee Chairperson

**	Lead Independent Director

Below is a description of each committee of the Board of Directors. All committees have the authority to engage legal counsel or other experts or consultants, as they deem appropriate to carry out their responsibilities. The Board of Directors has determined that each member of each committee meets the applicable NASDAQ rules and regulations regarding “independence” and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to us (other than with respect to the executive committee, for which there are no applicable independence requirements).

The Audit Committee

The Audit Committee of the Board of Directors oversees our corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent registered public accounting firm; determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our audit engagement team as required by law; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and meets to review our annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Audit Committee is comprised of Mr. Parker (Chairman), Ms. English and Mr. Outland, each of whom is an independent director. Mr. Adelgren serves as an alternate member of the Audit Committee. Alternate members of the Audit Committee serve and participate in meetings of the Audit Committee only in the event of an absence of a regular member of the Audit Committee. The Audit Committee has adopted a written charter that is available to stockholders on our website at www.GladstoneLand.com.

The Board of Directors reviews the NASDAQ listing standards definition of independence for audit committee members on an annual basis and has determined that all members and alternate members of our Audit Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards and Rule 10A-3(b)(1) under the Exchange Act). No members of the Audit Committee received any compensation from us during the last fiscal year. The Board of Directors has also determined that each member (including alternate members) of the Audit Committee qualifies as an “audit committee financial expert,” as defined in applicable SEC rules. The Board made a qualitative assessment of the members’ level of knowledge and experience based on a number of factors, including formal education and experience. The Board has also unanimously determined that all Audit Committee members and alternate members are financially literate under current NASDAQ rules and listing standards that at least one member has financial management expertise. In addition to our Audit Committee, Messrs. Outland and Parker and Ms. English also serve on the audit committees of Gladstone Investment, Gladstone Commercial and Gladstone Capital. Our Audit Committee’s alternate member, Mr. Adelgren, also serves as an alternate members on the audit committees of Gladstone Commercial, Gladstone Investment and Gladstone Capital. The Board of Directors has determined that this simultaneous service does not impair the respective directors’ ability to effectively serve on our Audit Committee.

The Compensation Committee

The Compensation Committee operates pursuant to a written charter, which can be found on our website at www.GladstoneLand.com, and conducts periodic reviews of the amended and restated investment advisory agreement, or the Advisory Agreement, with our Adviser and the administration agreement, or the Administration Agreement, with our Administrator, to evaluate whether the fees paid to the parties under the respective agreements are in the best interests of us and our stockholders. The committee considers in such periodic reviews, among other things, whether the salaries and bonuses paid to our executive officers by our Adviser and our Administrator are consistent with our compensation philosophies, whether the compensation of our Adviser and our Administrator are reasonable in relation to the nature and quality of services performed, and whether the provisions of the Advisory and Administration Agreements are being satisfactorily performed. The Compensation Committee also reviews and considers all incentive fees payable to our Adviser under the Advisory Agreement. The Compensation Committee also reviews with management our Compensation Discussion and Analysis to be included in proxy statements and other filings.

The Compensation Committee is comprised of Messrs. Outland (Chairman) and Adelgren, each of whom is an independent director. Mr. Parker and Ms. English serve as alternate members of the Compensation Committee. Alternate members of the Compensation Committee serve and participate in meetings of the Compensation Committee only in the event of an absence of a regular member of the Compensation Committee. All members and alternate members of our Compensation Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards).

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised of Messrs. Outland, (Chairman), and Adelgren. Messrs. Outland or Adelgren have not been one of our officers or employees. Further, none of our executive officers has ever served as a member of the compensation committee or as a director of another entity any of whose executive officers served on our Compensation Committee, and none of our executive officers has ever served as a member of the compensation committee of another entity any of whose executive officers served on our Board of Directors.

The Compensation Committee is responsible for, among other things, determining compensation for our executive officers and negotiating the terms of our advisory agreement.

The Executive Committee

The Executive Committee, which is comprised of Messrs. Gladstone (Chairman), Brubaker and Parker, has the authority to exercise all powers of our Board of Directors except for actions that must be taken by a majority of independent directors or the full Board of Directors under applicable rules and regulations and Delaware law. The Executive Committee met once during the prior fiscal year.

The Ethics, Nominating and Corporate Governance Committee

The Ethics, Nominating and Corporate Governance Committee of the Board of Directors is responsible for identifying, reviewing and evaluating candidates to serve as our directors (consistent with criteria approved by the Board), reviewing and evaluating incumbent directors, recommending to the Board for selection candidates for election to the Board of Directors, making recommendations to the Board regarding the membership of the committees of the Board, assessing the performance of the Board, and developing our corporate governance principles. Our Ethics, Nominating and Corporate Governance Committee charter can be found on our website at www.GladstoneLand.com. The Ethics, Nominating and Corporate Governance Committee is comprised of Mr. Adelgren (Chairman) and Mr. Outland, each of whom is an independent director. Mr. Parker and Ms. English serve as alternate members of the Ethics, Nominating and Corporate Governance Committee. Alternate members of the committee serve and participate in meetings of the committee only in the event of an absence of a regular member of the committee. Each member and alternate member of the Ethics, Nominating and Corporate Governance Committee is independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards).

Qualifications for Director Candidates

The Ethics, Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Ethics, Nominating and Corporate Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to our affairs, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. However, the Ethics, Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board, our operating requirements and the long-term interests of our stockholders. Though we have no formal policy addressing diversity, the Ethics, Nominating and Corporate Governance Committee and Board of Directors believe that diversity is an important attribute of directors and that our Board of Directors should be the culmination of an array of backgrounds and experiences, capable of articulating a variety of viewpoints. Accordingly, the Ethics, Nominating and Corporate Governance Committee considers in its review of director nominees factors such as values, disciplines, ethics, age, gender, race, culture, expertise, background and skills, all in the context of an assessment of the perceived needs of us and our Board of Directors at that point in time in order to maintain a balance of knowledge, experience and capability.

In the case of incumbent directors whose terms of office are set to expire, the Ethics, Nominating and Corporate Governance Committee reviews such directors’ overall service to us during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors’ independence. In the case of new director candidates, the Ethics, Nominating and Corporate Governance Committee also determines whether such new nominee must be independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Ethics, Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Ethics, Nominating and Corporate

Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Ethics, Nominating and Corporate Governance Committee meets to discuss and consider such candidates’ qualifications and then selects a nominee for recommendation to the Board by majority vote. To date, the Ethics, Nominating and Corporate Governance Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates.

Code of Ethics

We have adopted the Gladstone Land Corporation Code of Business Conduct and Ethics that applies to all of our officers and directors and to the employees of our Adviser and our Administrator. The Ethics, Nominating and Corporate Governance Committee reviews, approves and recommends to our Board of Directors any changes to the Code of Business Conduct and Ethics. They also review any violations of the Code of Business Conduct and Ethics and make recommendations to the Board of Directors on those violations, if any. The Code of Business Conduct and Ethics is available on our website at www.GladstoneLand.com. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waiver from a provision of the code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

Limited Liability and Indemnification

We maintain a directors and officers liability insurance policy. Our certificate of incorporation limits the personal liability of our directors and officers for monetary damages to the fullest extent permitted under current Delaware law, and our bylaws provide that a director or officer may be indemnified to the fullest extent required or permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Any indemnification or any agreement to hold harmless is recoverable only out of our assets and not from our stockholders. Indemnification could reduce the legal remedies available to us and our stockholders against the indemnified individuals. This provision for indemnification of our directors and officers does not reduce the exposure of our directors and officers to liability under federal or state securities laws, nor does it limit a stockholder’s ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to us or to our stockholders, although these equitable remedies may not be effective in some circumstances.

In addition to any indemnification to which our directors and officers are entitled pursuant to our certificate of incorporation and bylaws and the DGCL, our certificate of incorporation and bylaws provide that we may indemnify other employees and agents to the fullest extent permitted under Delaware law, whether they are serving us or, at our request, any other entity, including our Adviser.

The general effect to investors of any arrangement under which any person who controls us or any of our directors, officers or agents is insured or indemnified against liability is a potential reduction in distributions to our stockholders resulting from our payment of premiums associated with liability insurance. In addition, indemnification could reduce the legal remedies available to us and to our stockholders against our officers, directors and agents. The SEC takes the position that indemnification against liabilities arising under the Securities Act of 1933 is against public policy and unenforceable. As a result, indemnification of our directors and officers and of our Adviser or its affiliates may not be allowed for liabilities arising from or out of a violation of state or federal securities laws. Indemnification will be allowed for settlements and related expenses of lawsuits alleging securities laws violations and for expenses incurred in successfully defending any lawsuit, provided that a court either:

•	approves the settlement and finds that indemnification of the settlement and related costs should be made; or

•	dismisses with prejudice or makes a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnity and a court approves the indemnification.

Oversight of Risk Management

Since 2006, Jack Dellafiora has served as our chief compliance officer, and in that position, he directly oversees our enterprise risk management function and reports to our chief executive officer, the Audit Committee and the Board of Directors in this capacity. In fulfilling his risk management responsibilities, he works closely with other members of senior management including, among others, our chief executive officer, chief financial officer, chief investment officer and chief operating officer.

The Board of Directors, in its entirety, plays an active role in overseeing management of our risks. The Board regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. Each committee of the Board plays a distinct role with respect to overseeing management of our risks:

•	Audit Committee: Our Audit Committee oversees our enterprise risk management function. To this end, our Audit Committee will meet at least annually (i) to discuss our risk management guidelines, policies and exposures and (ii) with our independent registered public accounting firm to review our internal control environment and other risk exposures;

•	Compensation Committee: Our Compensation Committee oversees the management of risks relating to the fees paid to our Adviser and Administrator under the Advisory Agreement and the Administration Agreement, respectively. In fulfillment of this duty, the Compensation Committee meets at least annually to review these agreements. In addition, the Compensation Committee reviews the performance of our Adviser to determine whether the compensation paid to our Adviser and Administrator was reasonable in relation to the nature and quality of services performed and whether the provisions of the Advisory Agreement were being satisfactorily performed.

•	Ethics, Nominating and Corporate Governance Committee: Our Ethics, Nominating and Corporate Governance Committee manages risks associated with the independence of our Board of Directors and potential conflicts of interest.

While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the committees each report to our Board of Directors on a regular basis to apprise the Board of the status of remediation efforts of known risks and of any new risks that may have arisen since the previous report.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our chief executive officer, chief operating officer, chief investment officer, chief financial officer and treasurer are salaried employees of either our Adviser or Administrator, which are affiliates of ours. Our Adviser and our Administrator pay the salaries and other employee benefits of the persons in their respective organizations that render services for us. These services are provided under the terms of the Advisory and Administration Agreements, as applicable.

Compensation of Our Adviser and Administrator Under the Advisory and Administrative Agreements

The Advisory and Administration Agreements

We are externally managed by our Adviser and Administrator under the Advisory and Administration Agreements. Under the terms of an amended Advisory Agreement with our Adviser that we will enter into upon completion of this offering, we will pay an annual base management fee equal to 2.0% of our total stockholders’ equity, less the recorded value of any preferred stock. The Advisory Agreement also includes incentive fees that we pay to our Adviser if our performance reaches certain benchmarks. These incentive fees are intended to provide an additional incentive for our Adviser to achieve targeted levels of FFO and to increase distributions to our stockholders. For a more detailed discussion of these incentive fees, see “— Long-Term Incentives.”

Under the amended Administration Agreement that we will enter into upon completion of this offering, we will pay separately for our allocable portion of the Administrator’s overhead expenses in performing its obligations, including rent, and our allocable portion of the salaries and benefits expenses of its employees, including, but not limited to, our chief financial officer, chief compliance officer, treasurer, internal counsel, investor relations officer and their respective staffs.

Compensation Philosophy

For our long-term success and enhancement of long-term stockholder value, we depend on our Adviser and our executive officers, who are employees of, and are compensated by, our Adviser and our Administrator. Our Adviser has implemented a plan of attracting, retaining and rewarding executive officers and others who contribute to our long-term success and motivating them to enhance stockholder value through our Adviser’s compensation practices under the terms of the Advisory Agreement. The key elements of our Adviser’s philosophy include:

•	ensuring that the base salary paid to our executive officers is competitive with other leading companies with which we compete for talented investment professionals;

•	ensuring that bonuses paid to our executive officers are sufficient to provide motivation to achieve our principal business and investment goals and to bring total compensation to competitive levels; and

•	providing incentives to ensure that our executive officers are motivated over the long term to achieve our business and investment objectives.

Compensation of our Adviser and Administrator

The following sets forth the type and, to the extent possible, estimates of the amounts payable to our Adviser in connection with its operation of our business. These payments have not been determined through arm’s-length bargaining. For additional details regarding the non-arm’s-length nature of this and other agreements with our Adviser, see “Conflicts of Interest — Our agreements with our Adviser are not arm’s-length agreements.”

Under the Advisory Agreement, we will also pay to our Adviser an annual base management fee equal to 2.0% of our total stockholders’ equity, less the recorded value of any preferred stock. Based on the expected net proceeds of this offering, we estimate that this base management fee will be approximately $3.5 million for the first twelve months following the offering.

We will also reimburse our Adviser for all expenses incurred by our Adviser for our direct benefit. Examples of these expenses include expenses incurred in connection with our organization and offering, legal, accounting, tax preparation, consulting and related fees. The actual amounts to be paid will depend upon the actual amount of organization and offering expenses paid and incurred by our Adviser and its affiliates in connection with this offering, which amount is not determinable at this time. We believe all of these charges will be incurred directly by us rather than by our Adviser for our benefit. Accordingly, we do not anticipate making any reimbursements to our Adviser for these amounts.

In addition, we will reimburse our Adviser for all fees charged by third parties that are directly related to our business, which may include real estate brokerage fees, mortgage placement fees, lease-up fees and transaction structuring fees that will be passed through to us at their cost to our Adviser. The actual amount that we will pay to our Adviser will depend largely upon the aggregate costs of the properties we acquire and mortgage loans that we make, which in turn will depend upon the net proceeds of this offering and the amount of leverage we use in connection with our activities. Accordingly, the amount of these fees is not determinable at this time.

Under the Amended Administration Agreement, we will pay separately for our allocable portion of the Administrator’s overhead expenses in performing its obligations, including rent, and our allocable portion of the salaries and benefits expenses of its employees, including, but not limited to, our chief financial officer, chief compliance officer, treasurer, internal counsel, investor relations officer and their respective staffs. We estimate that these expenses will be approximately $3.5 million per year after the first twelve months following the offering.

In fulfillment of its oversight role, the Compensation Committee has reviewed the Advisory Agreement and the Administration Agreement to determine whether the fees paid to our Adviser and our Administrator were in the best interests of the stockholders. The Compensation Committee has also reviewed the performance of our Adviser and Administrator to determine whether the compensation paid to our Adviser and Administrator was reasonable in relation to the nature and quality of services performed and whether the provisions of the Advisory Agreement and Administration Agreement were being satisfactorily performed. Specifically, the committee considered factors such as:

•	the amount of the fees paid to our Adviser in relation to our size and the composition and performance of our investments;

•	the success of our Adviser in generating appropriate investment opportunities;

•	rates charged to other investment entities by advisers performing similar services;

•	additional revenues realized by our Adviser and its affiliates through their relationship with us, whether paid by us or by others with whom we do business;

•	the value of our assets each quarter;

•	the quality and extent of service and advice furnished by our Adviser and the performance of our investment portfolio;

•	the quality of our portfolio relative to the investments generated by our Adviser for its other clients; and

•	the extent to which our Adviser’s performance helped us to achieve our principal business and investment objectives of generating income for our stockholders in the form of quarterly cash distributions that grow over time and increasing the value of our common stock.

The Compensation Committee’s oversight role also includes review of the above-described factors with regard to the compensation of our Administrator and our Administrator’s performance under the Administration Agreement. The Board may, pursuant to the terms of each of the Advisory and Administration Agreements, terminate either of the agreements at any time and without penalty, upon sixty days’ prior written notice to our Adviser or our Administrator, as applicable. In the event of an unfavorable periodic review of the performance of our Adviser or our Administrator in accordance with the criteria set forth above, the Compensation Committee would provide a report to the Board of its findings and provide suggestions of remedial measures, if any, to be sought from our Adviser or our Administrator, as applicable. If such recommendations are, in the future, made by the Compensation Committee and are not implemented to the satisfaction of the Compensation Committee, it may recommend exercise of our termination rights under the Advisory Agreement or Administration Agreement.

Long-Term Incentives

The Compensation Committee believes that the incentive structure provided for under the Advisory Agreement is an effective means of creating long-term stockholder value because it encourages the Adviser to increase our FFO, which in turn may increase our distributions to our stockholders.

In addition to a base management fee, the Advisory Agreement includes incentive fees that we pay to our Adviser if our performance reaches certain benchmarks. These incentive fees are intended to provide an additional incentive for our Adviser to achieve targeted levels of FFO and to increase distributions to our stockholders. FFO is a non-GAAP supplemental measure of operating performance of an equity REIT developed by the NAREIT, in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO, as defined by NAREIT, is net income or net loss (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash flows from operating activities in accordance with GAAP, and should not be considered an alternative to either net income or net loss as an indication of our performance or to cash flow from operations as a measure of liquidity or ability to make distributions.

The incentive fee is calculated and payable quarterly in arrears based on our “pre-incentive fee FFO” for the immediately preceding calendar quarter. For this purpose, pre-incentive fee FFO means FFO accrued by us during the calendar quarter. FFO is calculated after taking into account all operating expenses for the quarter, including the base management fee, expenses payable under the Administration Agreement and any interest expense (but excluding the incentive fee) and any other operating expenses. Pre-incentive fee FFO includes accrued income and rents that we have not yet received in cash. Pre-incentive fee FFO also includes any realized capital gains and realized capital losses, less any dividend paid on any issued and outstanding preferred stock, but does not include any unrealized capital gains or losses.

Pre-incentive fee FFO, expressed as a rate of return on our total stockholders’ equity as reflected on our balance sheet (less the recorded value of any preferred stock, and adjusted to exclude the effect of any unrealized gains, losses or other items that do not affect realized net income), will be compared to a “hurdle rate” of 1.75% per quarter (7% annualized). Because the hurdle rate is fixed and has been based in relation to current interest rates, if interest rates rise, it would become easier for our pre-incentive fee FFO to exceed the hurdle rate and, as a result, more likely that our Adviser will receive an income incentive fee than if interest rates on our investments remained constant or decreased. We will pay our Adviser an incentive fee with respect to our pre-incentive fee FFO in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee FFO does not exceed the hurdle rate of 1.75% (7% annualized);

•	100% of the amount of the pre-incentive fee FFO that exceeds the hurdle rate, but is less than 2.1875% in any calendar quarter (8.75% annualized); and

•	20% of the amount of our pre-incentive fee FFO that exceeds 2.1875% in any calendar quarter (8.75% annualized).
Quarterly Incentive Fee Based on FFO

Pre-incentive fee FFO
(expressed as a percentage of total common stockholders’ equity)

Percentage of pre-incentive fee FFO allocated to incentive fee

We refer to the portion of the incentive fee payable on 100% of our pre-incentive fee FFO, if any, that exceeds the hurdle rate but is less than 2.1875% as the “catch up.” The “catch up” provision is intended to provide our Adviser with an incentive fee of 100% on all of our pre-incentive fee FFO that does not exceed 2.1875% once the hurdle rate has been surpassed. The base management fee and total stockholders’ equity will be calculated using GAAP and FFO will be calculated using the definition adopted by NAREIT.

Income realized by our Adviser from any such incentive fees will be paid by our Adviser to its eligible employees in bonus amounts based on their respective contributions to our success in meeting our goals. This incentive compensation structure is designed to create a direct relationship between the compensation of our executive officers and other employees of our Adviser and the income and capital gains realized by us as a result of their efforts on our behalf. We believe that this structure rewards our executive officers and other employees of our Adviser for the accomplishment of long-term goals consistent with the interests of our stockholders.

Personal Benefits Policies

Our executive officers are not entitled to operate under different standards than other employees of our Adviser and our Administrator who work on our behalf. Our Adviser and our Administrator do not have programs for providing personal benefit perquisites to executive officers, such as permanent lodging, personal use of company vehicles, or defraying the cost of personal entertainment or family travel. Our Adviser’s and our Administrator’s health care and other insurance programs are the same for all of their respective eligible employees, including our executive officers. We expect our executive officers to be exemplars under our Code of Business Conduct and Ethics, which is applicable to all employees of our Adviser and our Administrator who work on our behalf.

Executive Compensation

None of our executive officers receive direct compensation from us. We do not currently have any employees and do not expect to have any employees in the foreseeable future. The services necessary for the operation of our business are provided to us by our officers and the other employees of our Adviser and Administrator, pursuant to the terms of the Advisory and Administration Agreements, respectively. Mr. Gladstone, our chairman and chief executive officer, Mr. Brubaker, our vice chairman, chief operating officer and secretary and Mr. Stelljes, our president and chief investment officer, are all employees of and are compensated directly by our Adviser. Under the terms of the current Advisory Agreement, we reimburse our Adviser for our allocable portion of the salaries and benefits expenses of these officers. During fiscal 2009, we reimbursed $5,500 of Mr. Gladstone’s salary and $385 of the cost of his benefits that were paid by our Adviser. Ms. Jones, our chief financial officer, and Mr. Gerson, our treasurer, are employees of and are compensated directly by our Administrator. Under the Administration Agreement, we reimburse our Administrator for our allocable portion of the salaries and benefits expenses of Ms. Jones and Mr. Gerson. During fiscal 2009, we reimbursed $4,599 of Ms. Jones’ salary, $508 of her bonus, and $758 of the cost of her benefits that were paid by our Administrator.

Employment Agreements

Because our executive officers are employees of our Adviser and our Administrator, we do not pay cash compensation to them directly in return for their services to us and we do not have employment agreements with any of our executive officers. Pursuant to the terms of the Administration Agreement, we make payments equal to our allocable portion of our Administrator’s overhead expenses in performing its obligations under the Administration Agreement including, but not limited to, our allocable portion of the salaries and benefits expenses of our chief financial officer and treasurer. For additional information regarding this arrangement, see “Transactions with Related Persons.”

Equity, Post-Employment, Non-Qualified Deferred and Change-In-Control Compensation

We do not offer stock options, any other form of equity compensation, pension benefits, non-qualified deferred compensation benefits, or termination or change-in-control payments to any of our executive officers.

Conclusion

We believe that the elements of our Adviser’s and our Administrator’s compensation programs individually and in the aggregate strongly support and reflect the strategic priorities on which we have based our compensation philosophy. Through the incentive structure of the Advisory Agreement described above, a significant portion of their compensation programs have been, and continue to be contingent on our performance, and realization of benefits is closely linked to increases in long-term stockholder value. We remain committed to this philosophy of paying for performance that increases stockholder value. The Compensation Committee will continue its work to ensure that this commitment is reflected in a total executive compensation program that enables our Adviser and our Administrator to remain competitive in the market for talented executives.

Director Compensation

After our public offering, as compensation for serving on our Board of Directors, each of our independent directors will receive an annual fee of $20,000, an additional $1,000 for each Board of Directors meeting attended, and an additional $1,000 for each committee meeting attended. In addition, the chairperson of the Audit Committee will receive an annual fee of $3,000, and the chairpersons of each of the Compensation and Ethics, Nominating and Corporate Governance committees will receive annual fees of $1,000 for their additional services in these capacities. In addition, we will reimburse our directors for their reasonable out-of-pocket expenses incurred in connection with their Board service, including those incurred for attendance at Board of Directors and committee meetings.

We do not pay any compensation to directors who also serve as our officers, or as officers or directors of our Adviser or our Administrator, in consideration for their service on our Board of Directors. Our Board of Directors may change the compensation of our independent directors in its discretion. None of our independent directors received any compensation from us during the fiscal year ended December 31, 2009, as our independent directors intend to join the Board prior to completion of the offering.

OUR ADVISER

Gladstone Management Corporation

Our business is managed by our Adviser, Gladstone Management, which was incorporated in 2002. The officers, directors and employees of our Adviser have significant experience in making investments in and lending to small and medium-sized businesses, including investing in real estate and making mortgage loans. We have entered into an Advisory Agreement with our Adviser under which our Adviser will be responsible for managing our assets and liabilities, for operating our business on a day-to-day basis and for identifying, evaluating, negotiating and consummating investment transactions consistent with our investment policies as determined by our Board of Directors from time to time.

David Gladstone, our chairman and chief executive officer, is also the chairman, chief executive officer and the controlling stockholder of our Adviser. Terry Lee Brubaker, our vice chairman and a member of our Board of Directors, serves as secretary and chief operating officer of our Adviser. George Stelljes III, our president and chief investment officer and member of our Board of Directors, serves in the same capacity for our Adviser and is also a member of our Adviser’s Board of Directors.

Our Adviser will maintain an investment committee that will screen our investments. This investment committee will initially be comprised of Messrs. Gladstone, Brubaker and Stelljes. We believe that our Adviser’s investment committee review process will give us a unique competitive advantage over other investors in agricultural real estate because of the substantial experience and perspective that the members of our Adviser’s investment committee possess in evaluating the blend of corporate credit, real estate and lease terms that combine to provide an acceptable risk for investment.

Our Adviser’s board of directors has empowered its investment committee to authorize and approve our investments, subject to the terms of the Advisory Agreement. Before we acquire any property, the transaction will be reviewed by our Adviser’s investment committee to ensure that, in its view, the proposed transaction satisfies our investment criteria and is within our investment policies. Approval by our Adviser’s investment committee will generally be the final step in the property acquisition approval process, although the separate approval of our Board of Directors will be required in certain circumstances described below.

Our Adviser’s executive offices are located at 1521 Westbranch Drive, McLean, Virginia 22102.

Advisory Agreement

Under the terms of the Advisory Agreement that we will enter into upon completion of this offering, we will reimburse our Adviser for all expenses incurred by our Adviser for our direct benefit, such as offering, legal, accounting, tax preparation, consulting and related fees. We believe all of these charges will be incurred directly by us rather than by our Adviser for our benefit. Accordingly we do not anticipate making any reimbursements to our Adviser for these amounts.

In addition, we will reimburse our Adviser for all fees charged by third parties that are directly related to our business, which may include real estate brokerage fees, mortgage placement fees, lease-up fees and transaction structuring fees that will be passed through to us at the cost to our Adviser. The actual amount that we will pay to our Adviser will depend largely upon the aggregate costs of the properties we acquire, which in turn will depend upon the net proceeds of this offering and the amount of leverage we use in connection with our activities. Accordingly, the amount of these fees is not determinable at this time.

Under the advisory agreement, we will also pay to our Adviser an annual base management fee equal to 2.0% of our total stockholders’ equity, less the recorded value of any preferred stock, and an incentive fee based on funds from operations, or FFO. Based on the expected net proceeds of this offering, we estimate that this base management fee will be approximately $3.5 million for the first twelve months following the offering. Because the payment of the incentive fee will be based on performance, we are currently unable to estimate whether or when we will incur an incentive fee under the terms of the agreement.

The estimated amounts set forth above are based on our current expectations regarding the expenses and the net proceeds of this offering. To the extent that the expenses of this offering are greater than we anticipate, the amounts reimbursable to our Adviser could be materially greater than currently projected. To the extent that the net proceeds of this offering are greater than currently expected, our stockholder’s equity will likely be greater than we expect, which would result in actual advisory fees payable to our Adviser that may be materially greater than currently projected.

Each of our officers is an officer of our Adviser and Messrs. Gladstone, Brubaker and Stelljes are also directors of our Adviser.

Many of the services to be performed by our Adviser and its affiliates in managing our day-to-day activities are summarized below. This summary is provided to illustrate the material functions which our Adviser and its affiliates will perform for us pursuant to the terms of the advisory agreement, but it is not intended to include all of the services which may be provided to us by third parties.

Adviser Duties and Authority Under the Advisory Agreement

Under the terms of the Advisory Agreement, our Adviser will use its best efforts to present to us investment opportunities consistent with our investment policies and objectives as adopted by our Board of Directors. In performing its duties, our Adviser, either directly or indirectly by engaging an affiliate, will:

•	find, evaluate, present and recommend to us a continuing series of real estate investment opportunities consistent with our investment policies and objectives;

•	provide advice to us and act on our behalf with respect to the negotiation, acquisition, financing, refinancing, holding, leasing and disposition of real estate investments;

•	enter contracts to purchase real estate on our behalf in compliance with our investment procedures, objectives and policies, subject to approval of our Board of Directors, where required;

•	take the actions and obtain the services necessary to effect the negotiation, acquisition, financing, refinancing holding, leasing and disposition of real estate investments; and

•	provide day-to-day management of our real estate activities and other administrative services.

It is expected that each investment that we make will be approved or ratified by our Board of Directors. Our Board of Directors has authorized our Adviser to make investments in any property on our behalf without the prior approval of our Board if the following conditions are satisfied:

•	Our Adviser has determined that the total cost of the property does not exceed its determined value; and

•	Our Adviser has provided us with a representation that the property, in conjunction with our other investments and proposed investments, is reasonably expected to fulfill our investment objectives and policies as established by our Board of Directors then in effect.

The actual terms and conditions of transactions involving investments in properties shall be determined in the sole discretion of our Adviser, subject at all times to compliance with the foregoing requirements. Some types of transactions, however, will require the prior approval of our Board of Directors, including a majority of our independent directors, including the following:

•	any acquisition which at the time of investment would have a cost exceeding 20% of our total assets; and

•	transactions that involve conflicts of interest with our Adviser (other than reimbursement of expenses in accordance with the advisory agreement).

In addition to its duties under the Advisory Agreement, our Adviser and its affiliates expect to engage in other business ventures and, as a result, their resources will not be dedicated exclusively to our business. For example, our Adviser also serves as external adviser to our affiliate Gladstone Commercial. However, under the Advisory

Agreement, our Adviser must devote sufficient resources to the administration of our affairs to discharge its obligations under the agreement. The Advisory Agreement is not assignable or transferable by either us or our Adviser without the consent of the other party, except that our Adviser may assign the Advisory Agreement to an affiliate for whom our Adviser agrees to guarantee its obligations to us. Either we or our Adviser may assign or transfer the Advisory Agreement to a successor entity.

Other Transactions with our Adviser and its Affiliates

From time to time we may enter into transactions with our Adviser or one or more of its affiliates. A majority of our independent directors and a majority of our directors not otherwise interested in a transaction with our Adviser must approve all such transactions with our Adviser or its affiliates. See “Conflicts of Interest.” We will not purchase any property from or co-invest with our Adviser, any of its affiliates or any business in which our Adviser or any of its affiliates have invested. If we decide to change this policy on co-investments with our Adviser or its affiliates, we will seek approval of this decision from our independent directors.

Administrator

The holding company of our Adviser also has a wholly-owned subsidiary, Gladstone Administration, LLC, or the Administrator, which employs our chief financial officer, chief compliance officer, treasurer, internal counsel, investor relations officer and their respective staffs. Our Administrator provides administrative services to Gladstone Land and our affiliates, Gladstone Capital, Gladstone Investment and Gladstone Commercial. The services performed by our Administrator include the managing of financial reporting, accounting for our properties, stockholder reporting, treasury functions, compliance function, legal services and similar services. Under the Administration Agreement, we will pay separately for our allocable portion of our Administrator’s overhead expenses in performing its obligations, including rent, and our allocable portion of the salaries and benefits expenses of its employees, including, but not limited to, our chief financial officer, chief compliance officer, treasurer, internal counsel, investor relations officer and their respective staffs. Our allocable portion of expenses is derived by multiplying our Administrator’s total allocable expenses by the percentage of our total assets at the beginning of each quarter in comparison to the total assets of all companies managed by our Adviser under similar agreements. We estimate that these expenses will be approximately $340,000 per year after the first twelve months following the offering. To the extent that the operating expenses of our Administrator or the proportion of our Administrator’s time we believe will be spent on matters relating to our business are greater than we currently expect, our actual reimbursements of our Administrator may be materially greater than currently projected.

CONFLICTS OF INTEREST

There will be various conflicts of interest in the operation of our business. Our directors will have an obligation to function on our behalf in all situations in which a conflict of interest may arise and will have a fiduciary obligation to act on behalf of our stockholders.

Our Affiliates

Gladstone Commercial Corporation.  Many of our directors and executive officers are also affiliated with Gladstone Commercial Corporation, a publicly held REIT whose common stock is traded on the NASDAQ Global Select Market under the trading symbol “GOOD.” Gladstone Commercial net leases, and selectively makes mortgage loans secured by, commercial and industrial real property to small and medium-sized businesses. It does not buy or invest in agricultural real estate. Gladstone Commercial will not make loans to or investments in any company with which we have or intend to enter into a real estate lease.

Gladstone Capital Corporation.  Many of our directors and executive officers are also affiliated with Gladstone Capital Corporation, a publicly held closed-end management investment company whose common stock is traded on the NASDAQ Global Market under the trading symbol “GLAD.” Gladstone Capital makes loans to and investments in small and medium-sized businesses. It does not buy or lease real estate and does not lend to agricultural enterprises. Gladstone Capital will not make loans to or investments in any company with which we have or intend to enter into a lease.

Gladstone Investment Corporation.  Many of our directors and executive officers are also affiliated with Gladstone Investment Corporation, a publicly held, closed-end management investment company whose common stock is traded on the NASDAQ Global Market under the trading symbol “GAIN.” Gladstone Investment makes loans to and investments in small and medium-sized businesses in connection with buyouts and other recapitalizations. It does not buy or lease real estate and does not lend to agricultural enterprises. Gladstone Investment will not make loans to or investments in any portfolio company with which we have or intend to enter into a real estate lease.

We do not presently intend to co-invest with Gladstone Capital, Gladstone Investment, Gladstone Commercial or any other affiliated entity in any business. However, in the future it may be advisable for us to co-invest with one of our affiliates. We will obtain approval of our Board of Directors before we change our policy on co-investments with affiliates. Any such co-investment must be approved by a majority of our independent directors and must not jeopardize our status as a REIT. Additionally, Gladstone Capital or Gladstone Investment may also need to receive an order from the Securities and Exchange Commission under the Investment Company Act of 1940 permitting these arrangements.

Gladstone Management Corporation.  Our Adviser is an external management company that does not buy or lease real estate, other than for its own use, in the ordinary course of its business. We will not co-invest with our Adviser nor will our Adviser make loans to or investments in any company with which we have entered into a real estate lease or mortgage loan arrangement. The following chart illustrates generally the relationship among us, our Adviser and our affiliates.

Every transaction we enter into with our Adviser or its affiliates is subject to an inherent conflict of interest. Our Board of Directors may encounter conflicts of interest in enforcing our rights against any of our affiliates in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between us and any of our affiliates. Each transaction between us and our Adviser or any of its affiliates must be approved by a majority of our independent directors who are otherwise disinterested in the transaction as being fair and reasonable to us and on terms and conditions no less favorable to us than those available from unaffiliated third parties.

Experience of Our Adviser’s Professionals in Managing Conflicts of Interest

The officers and directors of our Adviser have operated under a similar structure with Gladstone Capital, Gladstone Investment and Gladstone Commercial. We believe that their experience will allow them to successfully manage potential conflicts of interest inherent in our business. They have also managed these potential conflicts of interest through their services to and through our Adviser.

Potential Conflicts of Interest Inherent in Our Business

Our Adviser may realize substantial compensation.

Our Adviser will receive an advisory fee based on a percentage of our stockholders’ equity, regardless of our performance or its performance in managing our business. As a result, even if our Adviser does not identify suitable opportunities in which to invest the net proceeds of this offering, our Adviser will still receive material compensation from us. In addition, our Adviser will also receive reimbursement of expenses and fees incurred directly on our behalf regardless of its or our performance. See “Our Adviser — Advisory Agreement — Payments to our Adviser Under the Advisory Agreement.”

Our agreements with our Adviser are not arm’s-length agreements.

All agreements and arrangements, including those relating to payments under the advisory agreement, between us and our Adviser or any of its affiliates will not be the result of arm’s-length negotiations. However, compensation to our Adviser and its affiliates will be approved by a majority of our independent directors and terms of future transactions with our Adviser shall be no less favorable to us than terms that we believe we could obtain from unaffiliated entities providing similar services as an ongoing activity in the same geographical location.

We may experience competition with our affiliates for financing transactions.

Gladstone Capital and Gladstone Investment specialize in providing long-term loans to small and medium-sized businesses. Gladstone Capital and Gladstone Investment do not, and for regulatory reasons cannot, purchase or sell real estate or interests in real estate or real estate investment trusts (subject to limited exceptions). However, on occasion Gladstone Capital and Gladstone Investment may make loans to, or investments in, companies as a means of providing financing for their acquisition of real estate. While such a transaction would typically not fit within the current investment criteria of Gladstone Capital and Gladstone Investment, particularly if the sole purpose of the loan were to finance the purchase of agricultural real estate, Gladstone Capital and Gladstone Investment may make such a loan as an accommodation to a borrower that otherwise meets its investment criteria, but any such loans will generally not have terms exceeding five years. Therefore, Gladstone Capital and Gladstone Investment may compete with us with respect to making short-term loans to finance the purchase of agricultural real property.

Gladstone Commercial specializes in net leasing, and selectively making mortgage loans secured by, commercial and industrial real property to small and medium-sized companies. Gladstone Commercial generally does not lease or make mortgage loans secured by agricultural real estate. However it is possible that Gladstone Commercial may purchase agricultural property for lease or make such a loan if it otherwise meets its investment criteria. Therefore, Gladstone Commercial may compete with us with respect to investments in agricultural real property.

Our Adviser will use its best efforts to present suitable investments to us consistent with our investment procedures, objectives and policies. If our Adviser or any of its affiliates is presented with a potential investment in a property that might be made by more than one investment entity that it advises or manages, the decision as to the suitability of the property for investment by a particular entity will be based upon a review of the investment portfolio and objectives of each entity. The most important criteria in allocating investment opportunities between Gladstone Capital, Gladstone Investment and Gladstone Commercial, any other entity our Adviser manages and us will be whether the potential investment is an agricultural real estate-related opportunity, in which case it would generally be presented to us. Other factors which our Adviser will consider include:

•	cash flow from the property;

•	the effect of the acquisition of the property on the diversification of each entity’s portfolio;

•	rental payments during any renewal period;

•	the amount of equity required to make the investment;

•	the policies of each entity relating to leverage;

•	the funds of each entity available for investment;

•	the length of time the funds have been available for investment; and

•	the manner in which the potential investment can be structured by each entity.

To the extent that a particular property might be determined to be suitable for more than one investment entity, priority generally will be given to the investment entity having uninvested funds for the longest period of time. It is the responsibility of our Board of Directors (including our independent directors) to ensure that the method used by our Adviser to allocate transactions is applied fairly to us.

Our Adviser or its affiliates could compete for the time and services of our officers and directors.

We depend on our Board of Directors and on our Adviser for our operations and for the acquisition, operation and disposition of our investments. Our Adviser has entered into the advisory agreement with us pursuant to which it will perform certain functions relating to the investment of our funds and our day-today management. Our Adviser performs similar services for other entities managed by our Adviser or its affiliates. Our Adviser and its affiliates will devote such time to our affairs as they in good faith determine to be necessary. Neither our Adviser nor any of their respective affiliates are restricted from acting as general partner or as an adviser to REITs, real estate partnerships or other entities which may have objectives similar to ours and which are sponsored by affiliated or non-affiliated persons.

Conflict of Interest Policy

Our current policy prohibits us from purchasing any real property owned by or co-investing with our Adviser, any of its affiliates or any business in which our Adviser or any of its subsidiaries have invested, except that we may lease property to existing and prospective portfolio companies of current or future affiliates, such as Gladstone Capital or Gladstone Investment and other entities advised by our Adviser, so long as that entity does not control the portfolio company and the transaction is approved by both companies’ board of directors. If we decide to change this policy on co-investments with our Adviser or its affiliates, we will seek the approval of our independent directors.

Where allowed by applicable rules and regulations, from time to time we may enter into transactions with our Adviser or one or more of its affiliates. A majority of our independent directors and a majority of our directors not otherwise interested in a transaction with our Adviser must approve all such transactions with our Adviser or its affiliates.

Indemnification

In our Amended and Restated Certificate of Incorporation and bylaws, we have agreed to indemnify our directors and certain of our officers by providing, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of ours, and otherwise to the fullest extent permitted under Delaware law and our bylaws. Notwithstanding the foregoing, the indemnification provisions shall not protect any officer or director from liability to us or our stockholders as a result of any action that would constitute willful misfeasance, bad faith or gross negligence in the performance of such officer’s or director’s duties, or reckless disregard of his or her obligations and duties.

Each of the Advisory and Administration Agreements provide that, absent willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of the reckless disregard of their duties and obligations, our Adviser, our Administrator and their respective officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with them are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Adviser’s or our Administrator’s services under the current Advisory or Administration Agreements, respectively, or otherwise as an investment adviser of ours.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In September 2008, we executed a guaranty to and for the benefit of our affiliate Gladstone Capital, whereby we unconditionally and irrevocably guaranteed to Gladstone Capital the payment when due of the amounts owed to Gladstone Capital by David Gladstone and his daughter Laura Gladstone under secured promissory notes that each of them had entered into with Gladstone Capital. In the case of Mr. Gladstone, the principal amount of the note was $5,900,010, and in the case of Ms. Gladstone, the principal amount was $750,000. Under the terms of the guaranty, we would have been required to pay the balance remaining on each note only after the original collateral pledged by Mr. Gladstone and Ms. Gladstone (393,334 shares of Gladstone Capital common stock and 50,000 shares of Gladstone Capital common stock, respectively) was surrendered to Gladstone Capital and applied against the principal balance on the notes. This guaranty was terminated on June 24, 2010.

PRINCIPAL AND SELLING STOCKHOLDERS

Immediately prior to the completion of this offering, there will be 2,750,000 shares of common stock outstanding and one stockholder of record. We will have no other shares of capital stock outstanding.

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of August 5, 2010, as adjusted to reflect the sale of common stock offered by us and the selling stockholder in this offering, for:

•	each of our named executive officers;

•	each of our directors and individuals who are expected to become directors before the completion of this offering;

•	all of our directors and executive officers as a group;

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock; and

•	the selling stockholder.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and dispositive power with respect to their shares of common stock, except to the extent authority is shared by spouses under community property laws.

The number of shares of common stock deemed outstanding after this offering includes the shares of common stock being offered for sale by us in this offering.

	Beneficial Ownership			Beneficial Ownership
	Prior to the Offering(1)			After the Offering
		Number of		Shares	Number of
Name and Address of	Common	Shares Beneficially		Offered	Shares Beneficially
Beneficial Owner(2)	Stock	Owned	Percentage	Hereby	Owned	Percentage

Directors and Named Executive Officers
David Gladstone(3)	2,750,000	2,750,000	100%	750,000	2,000,000	14.2%
George Stelljes, III	0	0	*	—	0	*
Terry Lee Brubaker	0	0	*	—	0	*
Danielle Jones	0	0	*	—	0	*
Gary Gerson	0	0	*	—	0	*
Michela A. English(4)	0	0	*	—	0	*
Anthony W. Parker(4)	0	0	*	—	0	*
Paul W. Adelgren(4)	0	0	*	—	0	*
John Outland(4)	0	0	*	—	0	*
All directors and executive officers as a group (ten persons)	2,750,000	2,750,000	100%	750,000	2,000,000	14.2%
Principal and Selling Stockholder
See David Gladstone above.

*	Represents less than 1% of the number of shares of common stock outstanding upon completion of the offering.

(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account. Does not reflect shares of common stock reserved for issuance upon exercise of the underwriters’ over-allotment option.

(2)	Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Gladstone Land Corporation, 1521 Westbranch Drive, McLean, VA 22102.

(3)	1,980,000 shares held by Mr. Gladstone after the offering and stock split will be pledged as collateral for a personal loan.

(4)	Messrs. Parker, Adelgren and Outland, and Ms. English have agreed to join our Board of Directors prior to the completion of this offering.

DESCRIPTION OF OUR CAPITAL STOCK

General

Our authorized capital stock consists of           shares of common stock, $0.01 par value per share and           shares of preferred stock, $0.01 par value per share. Upon completion of this offering (assuming no exercise of the underwriters’ over-allotment option), 14,100,000 shares of common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding. The following summary description of our capital stock is not necessarily complete and is qualified in its entirety by reference to our certificate of incorporation.

Common Stock

Voting Rights

Subject to the provisions of our certificate of incorporation regarding restrictions on the transfer and ownership of our capital stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of capital stock (of which there currently is none), the holders of the common stock possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding common stock, voting as a single class, can elect all of the directors then standing for election and the holders of the remaining shares are not able to elect any directors.

Dividends, Liquidations and Other Rights

All shares of common stock offered by this prospectus will be duly authorized, fully paid and nonassessable. Holders of our common stock are entitled to receive dividends when declared by our Board of Directors out of assets legally available for the payment of dividends. They also are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our shares (of which there currently are none) and to the provisions of our certificate of incorporation regarding restrictions on transfer of our shares.

Holders of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to the restrictions on transfer of shares contained in our certificate of incorporation, all shares of common stock have equal dividend, liquidation and other rights.

Certificates

We will not issue certificates. Shares will be held in “uncertificated” form which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable stock certificates and eliminate the need to return a duly executed stock certificate to the transfer agent to affect a transfer. Transfers can be affected simply by mailing to us a duly executed transfer form. Upon the issuance of our shares, we will send to each stockholder a written statement which will include all information that is required to be written upon stock certificates under Delaware law.

Meetings and Special Voting Requirements

An annual meeting of the stockholders will be held each year for the purpose of electing the class of directors whose term is up for election and to conduct other business that may be before the stockholders. Special meetings of stockholders may be called only upon the request of a majority of our directors, a majority of our independent directors, our chairman or our president. In general, the presence in person or by proxy of a majority of the outstanding shares, exclusive of excess shares (described in “Certain Provisions of Delaware Law and of Our Certificate of Incorporation and Bylaws — Restrictions on Ownership of Shares” below), shall constitute a quorum. Generally, the affirmative vote of a majority of the votes entitled to be voted at a meeting at which a quorum is present is necessary to take stockholder action, except that a plurality of all votes cast at such a meeting is sufficient to elect a director.

A proposal by our Board of Directors to amend our certificate of incorporation or to dissolve us requires the approval at a duly held meeting of our stockholders holding at least a majority of the shares entitled to vote. Stockholders may, by the affirmative vote of two-thirds of the shares entitled to vote on such matter, elect to remove a director for cause. Stockholders do not have the ability to vote to replace our Adviser or to select a new adviser. The affirmative vote of a majority of all shares entitled to vote is required to approve any merger or sale of substantially all of our assets other than in the ordinary course of business. The term “substantially all” as used in this context is a term used in the DGCL. The DGCL does not include a definition of “substantially all” and Delaware case law suggests that the term be interpreted on a case-by-case basis. The effect for investors of the Delaware law’s lack of definition is that we cannot provide investors with a definition for “substantially all” and therefore stockholders will not know whether a sale of assets will constitute a sale of substantially all of the assets and, therefore, whether they will have the right to approve any particular sale.

Information Rights

Any stockholder may, during normal business hours and for any lawful and proper purpose, inspect and copy our bylaws, minutes of the proceedings of our stockholders meetings, our annual financial statements and any voting trust agreement that is on file at our principal office. In addition, one or more stockholders who together are, and for at least six months have been, record or beneficial holders of 5% of our common stock are entitled to inspect a copy of our stockholder list upon written request. The list will include the name and address of, and the number of shares owned by, each stockholder and will be available at our principal office within 20 days of the stockholder’s request.

The rights of stockholders described above are in addition to, and do not adversely affect rights provided to investors under, Rule 14a-7 promulgated under the Securities Exchange Act of 1934. Rule 14a-7 provides that, upon request of investors and the payment of the expenses of the distribution, we are required to distribute specific materials to stockholders in the context of the solicitation of proxies for voting on matters presented to stockholders, or, at our option, provide requesting stockholders with a copy of the list of stockholders so that the requesting stockholders may make the distribution themselves.

Distributions

Distributions will be paid to investors who are stockholders as of the record date selected by our Board of Directors. Distributions will be paid on a monthly basis regardless of the frequency with which such distributions are declared In order to qualify as a REIT beginning with our taxable year ending December 31, 2011, we will be required to make distributions sufficient to satisfy the REIT requirements, thus we intend to declare monthly distributions during 2010. Generally, income distributed as distributions will not be taxable to us under federal income tax laws unless we fail to comply with the REIT requirements. In addition, to qualify as a REIT, we will be required to distribute sufficient earnings and profits before December 31, 2011 to eliminate any non-REIT earnings and profits. These distributions will be in addition to distributions we will be required to make to satisfy the annual

REIT distribution requirements. Earnings and profits we distribute to eliminate our pre-REIT earnings and profits will be (or have been already) taxable to us.

Distributions will be paid at the discretion of our Board of Directors based on our earnings, cash flow and general financial condition. The directors’ discretion will be governed, in substantial part, by their obligation to cause us to comply with the REIT requirements. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period but may be made in anticipation of cash flow which we expect to receive during a later month and may be made in advance of actual receipt in an attempt to make distributions relatively uniform. We may borrow to make distributions if the borrowing is necessary to maintain our REIT status, or if the borrowing is part of a liquidation strategy whereby the borrowing is done in anticipation of the sale of properties and the proceeds will be used to repay the loan.

We are not prohibited from distributing securities in lieu of making cash distributions to stockholders, provided that the securities distributed to stockholders are readily marketable. Stockholders who receive marketable securities in lieu of cash distributions may incur transaction expenses in liquidating the securities. For additional information with respect to distributions, see the “Distribution Policy” section of this prospectus.

Repurchases of Excess Shares

We have the authority to redeem “excess shares” (as defined in our certificate of incorporation) immediately upon becoming aware of the existence of excess shares or after giving the holder of the excess shares 30 days to transfer the excess shares to a person whose ownership of such shares would not exceed the ownership limit and, therefore such shares would no longer be considered excess shares. The price paid upon redemption by us shall be the lesser of the price paid for such excess shares by the stockholder holding the excess shares or the fair market value of the excess shares. We may purchase excess shares or otherwise repurchase shares if the repurchase does not impair our capital or operations. For additional information regarding excess shares, see “Certain Provisions of Delaware Law and of our Certificate of Incorporation and Bylaws — Restrictions on Ownership of Shares.”

Preferred Stock

Upon the completion of this offering, our Board of Directors will have the authority, without further action by our stockholders, to issue up to           shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

CERTAIN PROVISIONS OF DELAWARE LAW AND OF OUR CERTIFICATE OF
INCORPORATION AND BYLAWS

The following description of certain provisions of Delaware law and of our certificate of incorporation and bylaws is only a summary. For a complete description, we refer you to the DGCL, our certificate of incorporation and our bylaws. We have filed our certificate of incorporation and bylaws as exhibits to the registration statement of which this prospectus is a part.

Classification of our Board of Directors

Pursuant to our bylaws, upon completion of this offering, our Board of Directors will be divided into three classes of directors. Directors of each class are elected for a three-year term, and each year one class of directors will be elected by the stockholders. The initial terms of the Class I, Class II and Class III directors will expire upon the first, second and third annual meetings of stockholders, respectively, following the completion of this offering and when their respective successors are duly elected and qualify. Any director elected to fill a vacancy shall serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualifies. We believe that classification of our Board of Directors helps to assure the continuity and stability of our business strategies and policies as determined by our directors. Holders of shares of our common stock have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the common stock are able to elect all of the successors of the class of directors whose terms expire at that meeting.

Our classified Board could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our Board of Directors. Thus, our classified Board could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us or another transaction that might involve a premium price for our common stock that might be in the best interest of our stockholders.

Removal of Directors

Any director may be removed only for cause by the stockholders upon the affirmative vote of at least two-thirds of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting shall indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.

Restrictions on Ownership of Shares

In order for us to qualify as a REIT, not more than 50% of our outstanding shares may be owned by any five or fewer individuals (including some tax-exempt entities) during the last half of each taxable year, and the outstanding shares must be owned by 100 or more persons independent of us and each other during at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year for which an election to be treated as a REIT is made. We may prohibit certain acquisitions and transfers of shares so as to facilitate our continued qualification as a REIT under the Code. However, there can be no assurance that this prohibition will be effective. Our certificate of incorporation, in order to assist our Board of Directors in preserving our status as a REIT, contains an ownership limit which prohibits any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 7.5% of our outstanding shares of capital stock, other than David Gladstone who will own approximately 15% of our outstanding capital stock upon completion of this offering. All other shares owned by a person or a group of persons in excess of the ownership limit are deemed “excess shares.” Shares owned by a person who individually owns of record less than 7.5% of outstanding shares may nevertheless be excess shares if the person is deemed part of a group for purposes of this restriction. Our certificate of incorporation stipulates that any purported issuance or transfer of shares shall be valid only with respect to those shares that do not result in the transferee-stockholder owning shares in excess of the ownership limit. If the transferee-stockholder acquires excess shares, the person is considered to have acted as our agent and holds the excess shares on behalf of the ultimate stockholder.

The ownership limit does not apply to offers which, in accordance with applicable federal and state securities laws, make a cash tender offer, where at least 90% of the outstanding shares of our common stock (not including shares or subsequently issued securities convertible into common stock which are held by the tender offeror and any “affiliates” or “associates” thereof within the meaning of the Securities Exchange Act of 1934) are duly tendered and accepted pursuant to the cash tender offer. The ownership limit also does not apply to the underwriter in a public offering of our shares. The ownership limit also does not apply to a person or persons who our directors so exempt from the ownership limit upon appropriate assurances that our qualification as a REIT is not jeopardized.

Business Combinations

Section 203 of the DGCL generally prohibits “business combinations” between us and an “interested stockholder” for three years after the date of the transaction in which the person became an interested stockholder.

In general, Delaware law defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling, or controlled by, the entity or person. These business combinations include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Section 203 permits certain exemptions from its provisions for transactions in which:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Merger; Amendment of Certificate of Incorporation

Under Delaware law, we will not be able to amend our certificate of incorporation or merge with another entity unless approved by the affirmative vote of stockholders holding at least a majority of the shares entitled to vote on the matter.

Operations

We generally are prohibited from engaging in certain activities, including acquiring or holding property or engaging in any activity that would cause us to fail to qualify as a REIT.

Term and Termination

Our certificate of incorporation provides for us to have a perpetual existence. Pursuant to our certificate of incorporation, and subject to the provisions of any of our classes or series of stock then outstanding and the approval by a majority of the entire Board of Directors, our stockholders, at any meeting thereof, by the affirmative vote of a majority of all of the votes entitled to be cast on the matter, may approve a plan of liquidation and dissolution.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of persons for election to our Board of Directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

•	pursuant to our notice of the meeting;

•	by our Board of Directors; or

•	by a stockholder who was a stockholder of record both at the time of the provision of notice and at the time of the meeting who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders and nominations of persons for election to our Board of Directors may be made only:

•	pursuant to our notice of the meeting;

•	by our Board of Directors; or

•	provided that our Board of Directors has determined that directors shall be elected at such meeting, by a stockholder who was a stockholder of record both at the time of the provision of notice and at the time of the meeting who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our bylaws.

Power to Issue Additional Shares

We currently do not intend to issue any securities other than the shares described in this prospectus, although we may do so at any time, including upon the redemption of Operating Partnership units that we may issue in connection with acquisitions of real property. We believe that the power to issue additional shares of stock and to designate and issue shares of preferred stock provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange on which our securities may be listed or traded. Although we have no present intention of doing so, we could issue a series of preferred stock that could delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of common stock or otherwise be in their best interest.

Possible Anti-Takeover Effect of Certain Provisions of Delaware Law and of Our Certificate of Incorporation and Bylaws

The business combination provisions of Delaware law, the provisions of our bylaws regarding the classification of our Board of Directors and the restrictions on the transfer of stock and the advance notice provisions of our bylaws could have the effect of delaying, deferring or preventing a transaction or a change in the control that might involve a premium price for holders of common stock or otherwise be in their best interest.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, 14,100,000 shares of our common stock will be outstanding, based on the number of shares outstanding on August 5, 2010 and assuming no exercise of the underwriters’ overallotment option. Of these shares, the 12,100,000 shares of our common stock sold in this offering will be freely tradable without restriction or limitation under the Securities Act, with the exception of any shares purchased in the directed share offering and any additional shares purchased by our affiliates. Shares of our common stock purchased in the directed share offering will be restricted from resale pursuant to lockup agreements with the underwriters for a period of 180 days following the completion of this offering (subject to potential extension of up to 34 days). In addition, any shares of common stock purchased by our affiliates in this offering will be subject to the manner of sale and volume limitations of Rule 144 promulgated under the Securities Act.

In addition, the remaining 2,000,000 shares of common stock held by David Gladstone, our chairman and chief executive officer, after this offering, will be subject to a lockup agreement in favor of the underwriters which generally provides that he shall not sell, offer to sell, contract to sell, hypothecate, grant any option to sell or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable for shares of our common stock or warrants or other rights to purchase shares of our common stock for a period of six months (subject to potential extension of up to 34 days) after the date of this prospectus. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to the lockup agreements. Such shares owned by Mr. Gladstone will become eligible for public resale under Rule 144 upon release or expiration of the lockup agreement related to such shares.

DIVIDEND REINVESTMENT PLAN

Pursuant to our dividend reinvestment plan, if your shares of our common stock are registered in your own name you can have all distributions reinvested in additional shares of our common stock by The Bank of New York Mellon, the plan agent, if you enroll in the reinvestment plan by delivering an authorization form to the plan agent prior to the corresponding dividend declaration date. The plan agent will affect purchases of our common stock under the reinvestment plan in the open market. If you do not elect to participate in the reinvestment plan, you will receive all distributions in cash paid by check mailed directly to you (or if you hold your shares in street or other nominee name, then to your nominee) as of the relevant record date, by the plan agent, as our dividend disbursing agent. If your shares are held in the name of a broker or nominee or if you are transferring such an account to a new broker or nominee, you should contact the broker or nominee to determine whether and how they may participate in the reinvestment plan.

The plan agent serves as agent for the holders of our common stock in administering the reinvestment plan. After we declare a dividend, the plan agent will, as agent for the participants, receive the cash payment and use it to buy shares of our common stock on the NASDAQ Global Market or elsewhere for the participants’ accounts. The price of the shares will be the average market price at which such shares were purchased by the plan agent. Participants in the reinvestment plan may withdraw from the reinvestment plan upon written notice to the plan agent. Such withdrawal will be effective immediately if received not less than ten days prior to a dividend record date; otherwise, it will be effective the day after the related dividend distribution date. When a participant withdraws from the reinvestment plan or upon termination of the reinvestment plan as provided below, certificates for whole shares of common stock credited to his or her account under the reinvestment plan will be issued and a cash payment will be made for any fractional share of common stock credited to such account.

The plan agent will maintain each participant’s account in the reinvestment plan and will furnish quarterly written confirmations of all transactions in such account, including information needed by the stockholder for personal and tax records. Common stock in the account of each reinvestment plan participant will be held by the plan agent in non-certificated form in the name of such participant. Proxy materials relating to our stockholders’ meetings will include those shares purchased as well as shares held pursuant to the reinvestment plan.

In the case of participants who beneficially own shares that are held in the name of banks, brokers or other nominees, the plan agent will administer the reinvestment plan on the basis of the number of shares of common stock certified from time to time by the record holders as the amount held for the account of such beneficial owners. Shares of our common stock may be purchased by the plan agent through any of the underwriters, acting as broker or, after the completion of this offering, as a dealer. We will pay the plan agent’s fees for the handling or reinvestment of dividends and other distributions. Each participant in the reinvestment plan will pay a pro rata share of brokerage commissions incurred with respect to the plan agent’s open market purchases in connection with the reinvestment of distributions. There are no other charges to participants for reinvesting distributions.

Distributions are taxable whether paid in cash or reinvested in additional shares, and the reinvestment of distributions pursuant to the reinvestment plan will not relieve participants of any federal or state income tax that may be payable or required to be withheld on such distributions. Experience under the reinvestment plan may indicate that changes are desirable. Accordingly, we reserve the right to amend or terminate the reinvestment plan as applied to any distribution paid subsequent to written notice of the change sent to participants in the reinvestment plan at least 90 days before the record date for the distribution. The reinvestment plan also may be amended or terminated by the plan agent with our prior written consent, on at least 90 days’ written notice to participants in the reinvestment plan. All correspondence concerning the reinvestment plan should be directed to the plan agent by mail at 100 Church Street, 14th Floor, New York, New York 10286 or by phone at (800) 274-2944. The Bank of New York Mellon also maintains an Internet web site at http://stock.bankofny.com.

OUR OPERATING PARTNERSHIP

Overview

We will conduct substantially all of our activities through, and substantially all of our properties will be held directly or indirectly by, our Operating Partnership, which was formed on December 31, 2003 to acquire, own and operate properties on our behalf. We will control our Operating Partnership as its sole general partner, and through our wholly-owned subsidiary, Gladstone Land Partners, LLC, we will also initially own all limited partnership units of our Operating Partnership. We expect our Operating Partnership to issue limited partnership units from time to time in exchange for real property or mortgage loans. Limited partners who hold limited partnership units in our Operating Partnership will be entitled to redeem these units for cash or, at our election, shares of our common stock on a one-for-one basis at any time after the first anniversary of the completion of this offering.

Our Board of Directors and our Adviser will manage the affairs of our Operating Partnership by directing its affairs as general partner of our Operating Partnership. In turn, our Operating Partnership will pay the advisory fees of our Adviser. Whenever we issue stock for cash, we will be obligated to contribute any net proceeds we receive therefrom to our Operating Partnership, and our Operating Partnership will be obligated to issue an equivalent number of units to us. Our limited and general partnership interests in our Operating Partnership will entitle us to share in cash distributions from, and in the profits and losses of, our Operating Partnership in proportion to our percentage interests therein and will entitle us to vote on all matters requiring a vote of the limited partners.

Generally, pursuant to the terms of the limited partnership agreement, or Partnership Agreement, of our Operating Partnership and provisions of Delaware law, we, as the sole general partner, will have the exclusive power to manage and conduct the business of our Operating Partnership and will otherwise have the rights and powers permitted to the general partner of a Delaware limited partnership. In addition to the rights specifically described in this prospectus, the holders of units in our Operating Partnership will have such rights and powers as are reserved to limited partners under Delaware law, but generally will have no authority to transact business for or participate in the management activities or decisions of our Operating Partnership. The limited partners do not have the right to remove us as general partner.

Limited partners of our Operating Partnership may transfer units only with our consent and in compliance with applicable regulations and other restrictions set forth in the Partnership Agreement. A transferee of units will be admitted to our Operating Partnership as a substitute limited partner only with our consent. The Partnership Agreement permits us to cause our Operating Partnership to issue additional units without the consent of the limited partners.

The structure of conducting our business through our Operating Partnership is commonly called an Umbrella Partnership Real Estate Investment Trust, or UPREIT, structure, which is utilized generally to provide for the acquisition of real property from owners who desire to defer taxable gain that would otherwise be recognized by them upon the disposition of their property. These owners may also desire to achieve diversity in their investment and other benefits afforded to owners of stock in a REIT. To determine whether we satisfy the asset and income tests for qualification as a REIT for tax purposes, the REIT’s proportionate share of the assets and income of an UPREIT partnership, such as our Operating Partnership, are deemed to be assets and income of the REIT.

A property owner may contribute property to an UPREIT partnership in exchange for limited partnership units on a tax-deferred basis. In addition, our Operating Partnership is structured to make distributions with respect to limited partnership units that will be equivalent to the dividend distributions made to holders of our common stock. Finally, a limited partner in our Operating Partnership may later exchange his or her limited partnership units in our Operating Partnership for shares of our common stock in a taxable transaction as described below.

Comparison of Common Stock and Units

Conducting our operations through our Operating Partnership will allow those who sell property to us to defer certain tax consequences by contributing their economic interests to our Operating Partnership in exchange for limited partnership units, rather than contributing their interests to us in exchange for cash or shares of our common stock in fully taxable transactions. Upon completion of this offering, we will hold units of interest in our Operating

Partnership. Each unit is designed to result in a distribution per unit equal to a distribution per share of our common stock. After one year following completion of this offering, limited partners other than our subsidiaries may redeem each partnership unit then held by them for an amount of cash equal to the then-quoted market price of our common stock or, at our option, one share of our common stock (subject to certain anti-dilution adjustments and certain limitations on exchange to preserve our status as a REIT). The following is a comparison of the ownership of our common stock and units of our Operating Partnership with respect to voting rights and transferability:

Voting Rights.  Holders of common stock may elect our Board of Directors, and because we serve as the general partner of our Operating Partnership, our Board of Directors will effectively control the business of our Operating Partnership. Unit holders may not elect or remove the general partner without our consent or, prior to redemption of units in exchange for our common stock, elect our directors.

Transferability.  Neither the units of our Operating Partnership nor the shares of our common stock issuable upon redemption of such units will have been registered under the Securities Act and, therefore, they will be subject to certain restrictions on transfer. The units and the shares of our common stock for which they are redeemable are subject to transfer restrictions under applicable securities laws, under our certificate of incorporation or under the Partnership Agreement, including the required consent of the general partner to the admission of any new limited partner to our Operating Partnership. We may from time to time grant registration rights with respect to shares of our common stock issuable upon redemption of units.

Partnership Agreement

The Partnership Agreement requires that our Operating Partnership be operated in a manner that enables us to satisfy the requirements for being classified as a REIT, to avoid any federal income or excise tax liability imposed by the Code (other than any federal income tax liability associated with our retained capital gains) and to ensure that our Operating Partnership will not be classified as a “publicly traded partnership” taxable as a corporation under Section 7704 of the Code. The following summary of the Partnership Agreement of our Operating Partnership and the description of certain provisions thereof set forth elsewhere in this prospectus are qualified in their entirety by reference to the Partnership Agreement.

Management

Under the terms of the Partnership Agreement, as the sole general partner of our Operating Partnership, we have, subject to certain protective rights of limited partners described below, full, exclusive and complete responsibility and discretion in the management, operation and control of the partnership, including the ability to cause the partnership to enter into certain major transactions including acquisitions, dispositions, refinancings and selection of tenants and to cause changes in the partnership’s line of business and distribution policies. We are in turn managed by our Adviser, which will have responsibility for all aspects of our operations, including the management of our Operating Partnership.

The affirmative vote of the general partner and at least a majority of the partnership units is required for a sale of all or substantially all of the assets of the partnership, to approve a merger or consolidation of the partnership or to amend the Partnership Agreement. Upon completion of this offering, we will own a 100% interest in the partnership.

Transferability of Interests

We may not voluntarily withdraw as the general partner of our Operating Partnership, engage in any merger, consolidation or other business combination or transfer or assign our interest in our Operating Partnership (except to a wholly owned subsidiary) unless the transaction in which such withdrawal, business combination or transfer occurs results in the limited partners receiving or having the right to receive cash, securities or other property in an amount equal to the amount they would have received had they exercised their redemption rights immediately prior to such transaction, or unless, in the case of a merger or other business combination, our successor contributes substantially all of its assets to our Operating Partnership in return for a general partnership interest in our Operating Partnership. We may also enter into a business combination or transfer our general partnership interest upon the receipt of the consent of a majority in interest of the limited partners of the Operating Partnership. With certain limited exceptions, the limited partners may not transfer their interests in our Operating Partnership, in whole or in part, without our written consent, which consent we may withhold in our sole discretion. We may not consent to any transfer that would cause our Operating Partnership to be treated as a corporation for federal income tax purposes.

Capital Contributions and Additional Units

We will contribute to our Operating Partnership substantially all of the net proceeds of this offering as a capital contribution in exchange for limited partnership interests. The Partnership Agreement permits us, without the consent of the limited partners, to cause the issuance of additional partnership units in return for future capital contributions by third parties. The Partnership Agreement provides that if our Operating Partnership requires additional funds at any time in excess of funds available to our Operating Partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to our Operating Partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the Partnership Agreement, we are obligated to contribute the net proceeds of any offering of shares of capital stock as additional capital to our Operating Partnership.

If we contribute additional capital to our Operating Partnership, we will receive additional partnership units and our percentage interest will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of our Operating Partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us. In addition, if we contribute additional capital to our Operating Partnership, we will revalue the property of our Operating Partnership to its fair market value (as determined by us) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the Partnership Agreement if there were a taxable disposition of such property for such fair market value on the date of the revaluation. Our Operating Partnership may issue preferred partnership interests, in connection with acquisitions of property or otherwise, which could have priority over common partnership interests with respect to distributions from our Operating Partnership, including the partnership interests we own as general partner.

Redemption Rights

The limited partners of our Operating Partnership, other than any of our subsidiaries, such as Gladstone Land Partners, LLC, have the right to cause their limited partnership units to be redeemed by our Operating Partnership for cash or, at our election, shares of our common stock on a one-for-one basis. In the event that the partnership units are redeemed for cash, the cash amount to be paid will be equal to the market value of the number of our shares of common stock that would be issuable if the limited partnership units were redeemed for our shares on a one-for-one basis. If we elect to redeem the limited partnership units for shares of our common stock, we will issue one share of our common stock for each limited partnership unit redeemed. These redemption rights may not be exercised, however, if and to the extent that the delivery of shares of common stock in such redemption would (1) result in any person owning shares in excess of our ownership limits, (2) result in shares being owned by fewer than 100 persons, (3) cause us to be “closely held” within the meaning of Section 856(h) of the Code, (4) cause us to own 10.0% or more of the ownership interests in a tenant within the meaning of Section 856(d)(2)(B) of the Code, or (5) cause the acquisition of shares of common stock by a redeemed limited partner to be “integrated” with any other distribution of our shares of common stock for purposes of complying with the Securities Act.

Subject to the foregoing, limited partners of our Operating Partnership may exercise their redemption rights at any time after one year following the completion of this offering. However, a limited partner may not deliver more than two redemption notices in any calendar year and may not exercise a redemption right for less than 1,000 limited partnership units, unless such limited partner holds less than 1,000 units, in which case the limited partner must exercise his or her redemption right for all of his or her units. We do not expect to issue any of the shares of common stock offered hereby to limited partners of our Operating Partnership in redemption of their limited partnership units. Rather, in the event a limited partner of our Operating Partnership exercises its redemption rights, and we elect to purchase the limited partnership units with shares of our common stock, we expect to issue new unregistered shares of common stock in connection with such transaction.

If we redeem any shares of our common stock or shares of any series of preferred stock that we may issue, then our Operating Partnership will redeem, for the same cash amount as paid in such redemption, the same number of units of partnership interest held by us or our subsidiaries corresponding to the shares we redeem.

Distributions

The Partnership Agreement provides that our Operating Partnership will distribute cash flow from operations to the limited partners of our Operating Partnership in accordance with their relative percentage interests on at least a monthly basis in amounts determined by us, such that a holder of one unit of limited partnership interest in our Operating Partnership will receive the same amount of annual cash flow distributions from our Operating Partnership as the amount of annual distributions paid to the holder of one of our shares of common stock. Remaining cash from operations will be distributed to us as the general partner to enable us to make distributions to our stockholders.

Allocations and Tax Matters

The Partnership Agreement of our Operating Partnership provides that taxable income is allocated to the limited partners of our Operating Partnership in accordance with their relative percentage interests such that a holder of one unit of limited partnership interest in our Operating Partnership will be allocated taxable income for each taxable year in an amount equal to the amount of taxable income to be recognized by a holder of one of our shares, subject to compliance with the provisions of Section 704(b) and 704(c) of the Code and corresponding Treasury Regulations. Losses, if any, will generally be allocated among the partners in accordance with their respective percentage interests in our Operating Partnership.

Upon the liquidation of our Operating Partnership, after payment of debts and obligations, any remaining assets of our Operating Partnership will be distributed to partners with positive capital accounts on a pro rata basis in accordance with their respective positive capital account balances. If we were to have a negative balance in our capital account following a liquidation, we, as general partner of the Operating Partnership, would be obligated to contribute cash to our Operating Partnership equal to such negative balance for distribution to other partners, if any, having positive balances in such capital accounts. We will be the tax matters partner of our Operating Partnership and, as such, will have authority to handle tax audits and to make tax elections under the Code on behalf of our Operating Partnership.

Term

Our Operating Partnership will continue until December 31, 2075, or until sooner dissolved upon:

•	our bankruptcy, dissolution or withdrawal (unless the limited partners elect to continue our Operating Partnership);

•	the sale or other disposition of all or substantially all the assets of our Operating Partnership;

•	the redemption of all partnership units (other than those held by us, if any); or

•	an election by us in our capacity as the general partner.

FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

This section summarizes the material federal income tax issues that you, as a stockholder, may consider relevant with respect to an investment in our common stock offered by this prospectus. The laws governing the federal income tax treatment of a REIT and its stockholders are highly technical and complex. Because this section is a summary, it does not address all of the tax issues that may be important to you and should not be considered to be tax advice. In addition, this discussion does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to mark to market,

•	financial institutions;

•	insurance companies;

•	tax exempt entities (except to the extent discussed in “Taxation of Tax-Exempt Stockholders”);

•	foreign persons (except to the extent discussed in “Taxation of Non-U.S. Stockholders”);

•	stockholders who are subject to the alternative minimum tax;

•	persons who receive our common stock through the exercise of employee stock options or otherwise as compensation;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes and persons who are investors in such entities;

•	U.S. persons whose functional currency is not the U.S. dollar;

•	regulated investment companies and other real estate investment trusts;

•	stockholders who hold their shares as part of a hedging, straddle, conversion or other risk reduction transaction; or

•	stockholders who do not hold their shares as “capital assets” within the meaning of Section 1221 of the Code.

This summary assumes that stockholders hold our stock as a capital asset for federal income tax purposes, which generally means property held for investment.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of our common stock that is a partnership, and the partners in such a partnership, should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of our common stock.

Furthermore, no state, local or foreign tax considerations are addressed in this summary. The federal income tax treatment of REITs is highly technical and complex. The statements in this section and the opinion of Cooley LLP, or Cooley, (described below) are based on provisions of the Code, as well as Treasury regulations, administrative rulings and judicial decisions thereunder, all of which are subject to change (possibly with retroactive effect) or to different interpretations. No ruling from the IRS has been or will be requested with respect to any of the tax matters discussed herein.

We urge you to consult your own tax adviser regarding the specific tax consequences to you of ownership of our common stock and of our election to be taxed as a REIT.

Taxation of Gladstone Land Corporation

We intend to conduct our operations in a manner that will permit us to qualify as and elect to be treated as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 2011. We have not requested a ruling from the Internal Revenue Service as to our qualification as a REIT, and no assurance can be given that we will operate in a manner so as to qualify or remain qualified as a REIT.

We have obtained an opinion from Cooley to the effect that, commencing with our taxable year ending December 31, 2011, and subject to our distribution of all pre-REIT earnings and profits (as discussed herein) and certain other assumptions and qualifications, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT, provided that we operate in the manner described in this prospectus and in accordance with the representations set forth in this prospectus and provided that we make a valid and timely election to be a REIT and satisfy the share ownership, income, asset and distribution tests and the other requirements described below.

In addition to the limitations, assumptions and qualifications set forth herein, investors should be aware that Cooley’s opinion is based upon customary assumptions and qualifications set forth in such opinion, is not binding upon the Internal Revenue Service or any court, and is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our properties and the conduct of our business, and a representation that we will distribute all of our pre-REIT earnings and profits by December 31, 2011. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our share ownership, and the percentage of our earnings that we distribute.

Cooley will not review our compliance with those tests and requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “Failure to Qualify.”

If we qualify as a REIT beginning with our taxable year ending December 31, 2011, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders beginning with our 2011 taxable year. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results under current law from owning shares in a corporation. However, we will be required to pay federal income tax in the following circumstances:

We will pay regular corporate income tax on our taxable income for taxable years ending on or before December 31, 2010.

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

We may be subject to the “alternative minimum tax” on any items of tax preference and alternative minimum tax adjustment that we do not distribute or allocate to stockholders.

We will pay income tax at the highest corporate rate on:

•	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

•	other non-qualifying income from foreclosure property.

We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:

•	the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests (substituting 90% for 95%, for purposes of calculating the amount by which the 95% test is failed), multiplied by

•	a fraction intended to reflect our profitability.

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and the failure was due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

In the event of a failure of the asset tests (other than a de minimis failure of the 5% asset test or the 10% vote or value test, as described below under “— Asset Tests”), as long as the failure was due to reasonable cause and not to willful neglect, we dispose of assets or otherwise comply with such asset tests within six months after the last day of the quarter in which we identified such failure and file with the IRS a schedule describing the assets that caused such failure, we will pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy such asset tests.

If we fail to distribute during a calendar year at least the sum of:

•	85% of our REIT ordinary income for the year,

•	95% of our REIT capital gain net income for the year, and

•	any undistributed taxable income from earlier periods,

we will pay a 4% excise tax on the excess of the required distribution over the amount we actually distribute.

We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the stockholder) and would receive a credit or refund for its proportionate share of the tax we paid.

We will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

Because we have been and will be a C corporation through the end of our 2010 taxable year, we generally will be subject to a corporate-level tax on a taxable disposition of any appreciated asset we hold as of the effective date of our REIT election, which is expected to be January 1, 2011. Specifically, if we dispose of a built-in-gain asset in a taxable transaction prior to the tenth anniversary of the effective date of our REIT election, we would be subject to tax at the highest regular corporate federal income tax rate (currently 35%) on the lesser of the gain recognized and the asset’s built-in-gain as of the effective date of our REIT election. We currently estimate that the built-in-gain of our assets that we hold today is approximately $39.3 million, which would translate to taxes of approximately $13.8 million if we were to sell these assets within the 10-year period. We currently do not intend to sell these assets within the 10-year period, but there can be no assurances of this.

In connection with intercompany transfers of the Watsonville and Oxnard Farms in 2002 and of the Watsonville farm again in 2004, we created taxable gains for both federal and state purposes. These taxable gains are generally based on the excess of the fair market value of the property over the tax basis of the property. These intercompany taxable gains are indefinitely deferred until a triggering event occurs, generally when the transferee or the transferor leave the consolidated group as defined by the relevant tax law or the property is sold to a third party. While there are taxable gains to the transferring entity, the receiving entity’s tax basis is the fair market value at the date of transfer. Thus a deferred tax liability is created related to the taxable gain to the transferring entity but an offsetting deferred tax asset is created representing the basis difference created by the new tax basis of the receiving entity. As a result, the deferred tax assets and liabilities offset one another and there is no net impact to us. In accordance with ASC 740 and ASC 810, no tax impact is recognized in the consolidated financial statements as a result of intra-entity transfers of assets.

As a result of the transfers above, the related deferred tax assets and liabilities total approximately $2.3 million as of December 31, 2009. With respect to the federal amount of $2.1 million, this amount will become payable when we make a REIT election and as a REIT, we will no longer be able to obtain the benefit of the related deferred tax asset. As a result, we will reverse the deferred tax asset when we have completed all significant actions necessary to qualify as a REIT and are committed to a course of action for this to occur. We currently expect this to occur in the fourth quarter of 2010 however, there can be no assurance that this will occur. The REIT election does not have the same impact on the state tax amount of approximately $200,000, therefore these will continue to be deferred.

In addition, at the time of transfer of the Watsonville farm in February 2004 from SC Land, a deferred intercompany stock account, or DISA, was created at the state income tax level. The DISA is calculated based upon the fair market value of the property at the time of distribution and the resulting tax liability was approximately $98,000. SC Land was formally liquidated in June 2010, however we have concluded that SC Land was de facto liquidated in May 2009, when it transferred its remaining existing asset to the parent company, since the business operations of SC Land were effectively terminated as of that date. The state income taxes of $98,000 related to the DISA became payable at the time of the de facto liquidation in May 2009.

In addition, we transferred the Oxnard farm in May 2009 from SC Land Inc into the parent company. As stated in the paragraph above, SC Land was de facto liquidated in May 2009 and as a result, we will not be subject to a similar tax on the transfer as discussed in the paragraphs above related to the 2002 and 2004 transfers.

In addition, under California state law, Gladstone Land and our Adviser are presumed to be unitary entities and therefore required to report their income on a combined basis, as David Gladstone is the sole shareholder of both entities. The combined reporting application will result in refunds related to previous income tax years. The combined refunds from 2005 through 2009 are estimated to be approximately $126,000. Management has decided to pursue these refunds.

After the effective date of our REIT election, if we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax is the lesser of:

•	the amount of gain that we recognize at the time of the sale or disposition, and

•	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

In addition, notwithstanding our status as a REIT, we may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for federal income tax purposes. Moreover, as further described below, domestic TRSs will be subject to federal, state and local corporate income tax on their taxable income.

Requirements for Qualification

A REIT is a corporation, trust or association that meets each of the following requirements:

1. It is managed by one or more trustees or directors;

2. Its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest;

3. It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws;

4. It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

5. At least 100 persons are beneficial owners of its shares or ownership certificates;

6. Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year;

7. It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status; and

8. It meets certain other qualification tests, described below, regarding the nature of its income and assets.

In addition, in order to qualify as a REIT, we may not have, at the end of any taxable year, any undistributed earnings and profits accumulated in any non-REIT taxable year. Our non-REIT earnings and profits include any earnings and profits we accumulated before the effective date of our REIT election, which is expected to be January 1, 2011. As of the date of this prospectus, we estimate our non-REIT earnings and profits to be approximately $10.6 million. We intend to distribute sufficient earnings and profits before December 31, 2011, to stockholders of record after the completion of this offering, to eliminate any non-REIT earnings and profits, which distributions will be in addition to distributions we will be required to make to avoid tax on our income.

We must meet requirements 1 through 4 above during our entire taxable year for each taxable year in which we intend to be taxed as a REIT and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6. Both requirements 5 and 6 are inapplicable to our first taxable year as a REIT.

We intend to satisfy requirements 1 through 4 beginning with our taxable year ending December 31, 2011. Upon the completion of this offering, we will have issued sufficient shares of common stock with sufficient diversity of ownership to satisfy requirements 5 and 6 above. In addition, our certificate of incorporation restricts the ownership and transfer of our shares of capital stock so that we should continue to satisfy these requirements. The provisions of our certificate of incorporation restricting the ownership and transfer of the shares of common stock are described in “Certain Provisions of Delaware Law and of our Certificate of Incorporation and Bylaws-Restrictions on Ownership of Shares.” We will timely make the election described in 7, above, in the manner required by Treasury Department regulations for our taxable year ending December 31, 2011, which is the first taxable year for which we intend to be classified as a REIT. For purposes of satisfying the various REIT qualification requirements, including the income and asset tests described below, some or all of the activities, income and assets of qualified REIT subsidiaries and partnerships we own will be treated as our activities, income and assets.

A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation that has not elected to be treated as a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit and our ownership of the stock of such subsidiary will not violate the REIT asset tests discussed below.

Similarly, in the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of our Operating Partnership and any other partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income, excluding gross income from prohibited transactions, for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property, or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	income derived from foreclosure property;

•	gain from the sale of real estate assets that are not investment or dealer property; and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our shares of capital stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income, excluding gross income from prohibited transactions, for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gains from the sale or disposition of stock or securities, income from certain hedging instruments or any combination of these. The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property.  Rent that we receive from a tenant will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met.

First, the rent must not be based in whole or in part on the income or profits of any person. Participating rent, however, will qualify as “rents from real property” if it is based on percentages of gross receipts or sales and the percentages:

•	are fixed at the time the leases are entered into;

•	are not renegotiated during the term of the leases in a manner that has the effect of basing rent on income or profits; and

•	conform with normal business practices.

More generally, the rent will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practices, but is in reality used as a means of basing the rent on income or profits. We will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.

Second, we must not own, actually or constructively, 10% or more of the stock (by vote or value) or the assets or net profits of any tenant, or a related party tenant, other than a “taxable REIT subsidiary,” or TRS. See “Other Tax Consequences — Taxable REIT Subsidiaries.” In addition, the constructive ownership rules generally provide that, if 10% or more in value of our shares is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. Because the constructive ownership rules are broad and it is not possible to continually monitor direct and indirect transfers of our shares, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a tenant other than a TRS at some future date. As described above, we may own up to 100% of the stock of one or more TRSs. As an exception to the related party tenant rule described in the preceding paragraph, rent that we receive from a TRS will qualify as “rents from real property” as long as (1) the TRS is a qualifying TRS (see “Other Tax Consequences — Taxable REIT Subsidiaries”), (2) at least 90% of the leased space in the property is leased to persons other than TRSs and related party tenants, and (3) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space.

Third, the rent attributable to the personal property leased in connection with the lease of a property must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a property is the amount that bears the same ratio to total rent for the property in the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the property at the beginning and at the end of such taxable year, or the personal property ratio. We believe that the personal property ratio of the properties that we intend to acquire will be less than 15% or that any income attributable to excess personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the Internal Revenue Service would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus lose our REIT status.

Fourth, we cannot furnish or render noncustomary services to the tenants of our properties, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, we may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services directly to the tenants of a property as long as our income from the services does not exceed 1% of our income from the related property. We may employ a TRS, which may be wholly or partially owned by us, to provide both customary and noncustomary services to our tenants without causing the rents from the related properties to fail to qualify as “rents from real property.” Any amounts we receive from a TRS with respect to such TRS’s provision of noncustomary services will, however, be non-qualified income under the 75% gross income tax and, except to the extent received through the payment of dividends, the 95% gross income test. Finally, we may own up to 100% of the stock of one or more TRSs, which may provide noncustomary services to our tenants without tainting our rents from the related properties. We do not intend to perform any services other than customary ones for our tenants, other than services provided through independent contractors or TRSs.

If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, only that portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test.

In addition to rent, our tenants will be required to pay certain additional charges. To the extent that such additional charges represent reimbursements of amounts that we are obligated to pay to third parties, such as a tenant’s proportionate share of a property’s operational or capital expenses, such amounts are not included in gross income for purposes of the income tests because reimbursements are essentially loan repayments. Penalties for nonpayment or late payment of such amounts may also be excluded from gross income. However, to the extent that such charges are not excluded from gross income, they instead should be treated as interest that qualifies for the 95% gross income test.

Interest.  The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by being based on a fixed percentage or percentages of gross receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

Prohibited Transactions.  A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances surrounding a particular transaction.

Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.”

Foreclosure Property.  We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property generally is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

Hedging Transactions.  From time to time, we or our Operating Partnership may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of the 95% gross income test and the 75% gross income test. A “hedging transaction” includes any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets. A “hedging transaction” also includes any transaction entered into primarily to manage risk of currency fluctuations with respect to any item of income or gain that is qualifying income for purposes of the 75% or 95% gross income test (or any property which generates such income or gain). We will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. To the extent that we hedge for other purposes, or to the extent that a portion of our Agency securities is not secured by “real estate assets” (as described below under “— Asset Tests”) or in other situations, the income from those transactions will likely be treated as nonqualifying income for purposes of both gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. We may, however, determine that in certain instances we must hedge risks incurred by us through transactions entered into by a TRS. Hedging our risk through a TRS would be inefficient on an after-tax basis because of the tax liability imposed on the TRS.

Failure to Satisfy Gross Income Tests.  If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our federal income tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions.

In addition, as discussed above in “Taxation of Gladstone Commercial Corporation,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

Asset Tests

To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets, including assets held by any qualified REIT subsidiaries and our allocable share of the assets held by any partnerships or limited liability companies in which we hold an interest, must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgage loans on real property;

•	stock in other REITs; and

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets. Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities. Fourth, no more than 25% of the value of our total assets may consist of the securities of one or more TRSs. Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or a TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT. For purposes of the 10% value test, the term “securities” does not include:

•	“Straight debt” securities, which are defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock) hold non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities.

•	Any loan to an individual or an estate;

•	Any “section 467 rental agreement,” other than an agreement with a related party tenant;

•	Any obligation to pay “rents from real property”;

•	Certain securities issued by governmental entities;

•	Any security issued by a REIT;

•	Any debt instrument of an entity treated as a partnership for federal income tax purposes in which we are a partner to the extent of our proportionate interest in the debt and equity securities of the partnership; and

•	Any debt instrument of an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “— Income Tests.”

We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. In this regard, to determine our compliance with these requirements, we will have to value our investment in our assets to ensure compliance with the asset tests. Because our assets will consist primarily of land, the values of some of our assets may not be susceptible to a precise determination. Although we will seek to be prudent in making these estimates, there can be no assurances that the IRS might not disagree with these determinations and assert that a different value is applicable, in which case we might not satisfy the 75% asset test and the other asset tests and, thus, we could fail to qualify as a REIT. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

In the event that we violate the 5% asset test or the 10% vote or value test described above at the end of any calendar quarter, we will not lose our REIT qualification if (i) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (ii) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified such failure. In the event of a failure of any of the asset tests (other than a de minimis failure described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (i) dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified such failure, (ii) file a schedule with the IRS describing the assets that caused such failure in accordance with regulations promulgated by the Secretary of Treasury and (iii) pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

Distribution Requirements

For each taxable year in which we intend to be classified as a REIT, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

•	90% of our after-tax net income, if any, from foreclosure property, minus

•	the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration. We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year,

•	95% of our REIT capital gain income for such year, and

•	any undistributed taxable income from prior periods,

then we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “Taxation of Taxable U.S. Stockholders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional shares of capital stock in order to make distributions necessary to maintain our REIT status.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends.

In addition, in order to qualify as a REIT, we may not have, at the end of any taxable year, any undistributed earnings and profits accumulated in any non-REIT taxable year. Our non-REIT earnings and profits include any earnings and profits we accumulated before the effective date of our REIT election, which is expected to be January 1, 2011. As of the date of this prospectus, we estimate our non-REIT earnings and profits to be approximately $10.6 million. We intend to distribute sufficient earnings and profits, to stockholders of record after the completion of this offering, before December 31, 2011 to eliminate any non-REIT earnings and profits, which distributions will be in addition to distributions we will be required to make to avoid tax on our income.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding shares of capital stock. We intend to comply with these requirements.

Any record stockholder who, upon our request, does not provide us with required information concerning actual ownership of the shares is required to include specified information relating to his, her or its or its shares in his, her or its or its federal income tax return. We also must maintain, within the Internal Revenue District in which we are required to file our federal income tax return, permanent records showing the information we have received about the actual ownership of our shares and a list of those persons failing or refusing to comply with our demand.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “— Income Tests” and “— Asset Tests.”

If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts distributed to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate stockholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Sale-Leaseback Transactions

Many of our investments will be in the form of sale-leaseback transactions. In most instances, depending on the economic terms of the transaction, we will be treated for federal income tax purposes as either the owner of the property or the holder of a debt secured by the property. We do not expect to request an opinion of counsel concerning the status of any leases of properties as true leases for federal income tax purposes.

The Internal Revenue Service may take the position that specific sale-leaseback transactions we may treat as true leases are not true leases for federal income tax purposes but are, instead, financing arrangements or loans. We may also structure some sale-leaseback transactions as loans. In this event, for purposes of the asset tests and the 75% income test, each such loan likely would be viewed as secured by real property to the extent of the fair market value of the underlying property. It is expected that, for this purpose, the fair market value of the underlying property would be determined without taking into account our lease. If a sale-leaseback transaction we treat as a lease were recharacterized as a loan, we might fail to satisfy the asset tests or the income tests and consequently lose our REIT status effective with the year of recharacterization. Alternatively, the amount of our REIT taxable income could be recalculated which could cause us to fail one or both of the income tests.

Method of Accounting

In computing our REIT taxable income, we will use the accrual method of accounting and depreciate depreciable property under the alternative depreciation system. We will be required to file an annual federal income tax return, which, like other corporate returns, is subject to Internal Revenue Service examination. Because the tax law requires us to make many judgments regarding the proper treatment of a transaction or an item of income or deduction, it is possible that the Internal Revenue Service will challenge positions we take in computing our REIT taxable income and its distributions. Issues could arise, for example, with respect to the allocation of the purchase price of properties between depreciable or amortizable assets and nondepreciable or non-amortizable assets such as land and the current deductibility of fees paid to our Adviser or its affiliates. Were the Internal Revenue Service to challenge successfully our characterization of a transaction or determination of our REIT taxable income, we could be found not to have satisfied a requirement for qualification as a REIT and mitigation provisions might not apply. If we or the Internal Revenue Service determined that we have not satisfied the 90% distribution test, we would need to pay a deficiency dividend and pay interest and a penalty or we would be disqualified as a REIT.

Taxation of Taxable U.S. Stockholders

As long as we qualify as a REIT, a taxable “U.S. stockholder” must take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. This differs from non-REIT C corporations, which generally are subject to federal corporate income taxes but whose stockholders taxed at individual rates are generally taxed on qualified dividend income at a 15% rate through 2010, and whose corporate stockholders generally receive the benefits of a dividends received deduction that substantially reduces the effective rate that they pay on such dividends. In general, income earned by a REIT and distributed to its stockholders will be subject to less overall federal income taxation than if such income were earned by a non-REIT C corporation, subjected to corporate income tax, and then distributed and taxed to stockholders. The term “U.S. stockholder” means a holder of our common stock that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation or partnership (including an entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized under the laws of the United States or of a political subdivision of the United States unless, in the case of a partnership, treasury regulations provide otherwise;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

Beginning with our first taxable year for which we qualify as a REIT (expected to be our 2011 taxable year), distributions that we properly designate as capital gain dividends will be taxable to our taxable U.S. stockholders as gain from the sale of a capital asset, to the extent that such gain does not exceed our actual net capital gain for the taxable year. Such gain is taxable as long-term capital gain without regard to the period for which the U.S. stockholder has held its common stock. We generally will designate our capital gain dividends as either 15% or 25% rate distributions. A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Beginning with our first taxable year for which we qualify as a REIT (expected to be our 2011 taxable year), we may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. stockholder would include its proportionate share of our undistributed long-term capital gain in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls. The U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid. The

U.S. stockholder would increase the basis in its common shares by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

Beginning with our first taxable year for which we qualify as a REIT (expected to be our 2011 taxable year), a U.S. stockholder will not incur tax on a distribution, not designated as a capital gain distribution, in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s shares of common stock. Instead, the distribution will reduce the stockholder’s adjusted basis of such common stock. A U.S. stockholder will recognize a distribution, not designated as a capital gain distribution, in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her shares of common stock as long-term capital gain, or short-term capital gain if the shares of common stock have been held for one year or less, assuming the shares of common stock are a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of the shares of common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us generally will be treated as investment income for purposes of the investment interest limitations. However, gain from the disposition of shares of our common stock may not be treated as investment income depending on a stockholder’s particular situation. Stockholders will be required to include in their income for each taxable year as ordinary income, return of capital and capital gain the amounts that we designate in a written notice mailed after the close of such taxable year.

For taxable years beginning after December 31, 2012, a U.S. withholding tax at a 30% rate will be imposed on dividends in respect of our common stock received by U.S. stockholders who own their stock through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. We will not pay any additional amounts in respect of any amounts withheld.

Taxation of U.S. Stockholders on the Disposition of Shares of Our Common Stock

In general, a U.S. stockholder must treat any gain or loss realized upon a taxable disposition of shares of our common stock as long-term capital gain or loss if the U.S. stockholder has held the shares of common stock for more than one year and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis. A stockholder’s adjusted tax basis generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on such gains and reduced by any return of capital. However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of the shares of common stock may be disallowed if the U.S. stockholder purchases other shares of our common stock within 30 days before or after the disposition.

Capital Gains and Losses

The tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate currently is 35%. The maximum tax rate on long-term capital gain applicable to taxpayers taxed at individual rates is 15% for sales and exchanges of assets held for more than one year occurring through December 31, 2010. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” In addition, for taxable years beginning after December 31, 2012, capital gains recognized by our stockholders that are individuals, estates or trusts from the sale or other disposition of our securities may be subject to a 3.8% Medicare tax. With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate stockholders at a 15% or 25% rate. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses.

A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

We will report to our stockholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of up to 28% for 2010 (subject to change in future years) with respect to distributions unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding may be claimed as a credit against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition by a non-U.S. stockholder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their own tax advisers regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income.

However, if a tax-exempt stockholder were to finance its acquisition of our common stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our shares of common stock must treat a percentage of the dividends that it receives from us as unrelated business taxable income. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares only if the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5% and we constitute a “pension-held REIT.” We would be a pension-held REIT only if:

•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares of capital stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our shares of capital stock in proportion to their actuarial interests in the pension trust; and

•	either:

•	one pension trust owns more than 25% of the value of our shares of capital stock; or

•	a group of pension trusts individually holding more than 10% of the value of our shares of capital stock collectively owns more than 50% of the value of our shares of capital stock.

We do not expect to be a pension-held REIT.

Taxation of Non-U.S. Stockholders

The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisers to determine the impact of federal, state and local income tax laws on ownership of our common stock, including any reporting requirements.

A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain, will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, if such a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed on distributions, and also may be subject to the 30% branch profits tax in the case of a corporate non-U.S. stockholder. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder provides us with an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

•	the non-U.S. stockholder provides us with an IRS Form W-8ECI claiming that the distribution is effectively connected income.

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its shares of common stock. Instead, the excess portion of the distribution will reduce the adjusted basis of those shares. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its shares of common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its shares of common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on an ordinary income dividend. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

For taxable years beginning after December 31, 2012, a U.S. withholding tax at a 30% rate will be imposed on dividends and proceeds of sale in respect of our common stock received by certain non-U.S. stockholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such dividends and proceeds will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

For any year in which we qualify as a REIT, a non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of “U.S. real property interests” under special provisions of the federal income tax laws known as “FIRPTA.” The term “U.S. real property interests” includes interests in real property and shares in corporations at least 50% of whose assets consist of interests in real property. Under those rules, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if the gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its U.S. tax liability for the amount we withhold.

A non-U.S. stockholder generally will not incur tax under FIRPTA with respect to gain on a sale of shares of our common stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our shares of capital stock. We cannot assure you that that test will be met. However, a non-U.S. stockholder that owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period will not incur tax under FIRPTA on a disposition of the shares of common stock if the shares are “regularly traded” on an established securities market. Because it is expected that our common stock will be regularly traded on an established securities market, a non-U.S. stockholder should not incur tax under FIRPTA with respect to gain on a sale of our common stock unless it owns, actually or constructively, more than 5% of the common stock. If the gain on the sale of the common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations.

Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

•	the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or

•	the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

Sunset of Reduced Tax Rate Provisions

Several of the tax considerations described herein are subject to a sunset provision. The sunset provisions generally provide that for taxable years beginning after December 31, 2010, certain provisions that are currently in the Code will revert back to a prior version of those provisions. These provisions include provisions related to the reduced maximum income tax rate for long-term capital gains of 15% (rather than 20%) for taxpayers taxed at individual rates, the application of the 15% tax rate to qualified dividend income, and certain other tax rate provisions described herein. The impact of this reversion is not discussed herein. Consequently, prospective stockholders should consult their own tax advisers regarding the effect of sunset provisions on an investment in our stock.

OTHER TAX CONSEQUENCES

Tax Aspects of our Investments in our Operating Partnership

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in our Operating Partnership and any subsidiary partnerships or limited liability companies that we form or acquire, or each individually a Partnership and, collectively, the Partnerships. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships.  We will include in our income our distributive share of each Partnership’s income and we will deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), rather than as a corporation or an association taxable as a corporation. An organization with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under the Treasury regulations relating to entity classification, or the check-the-box regulations; and

•	is not a “publicly traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. We intend that each Partnership be classified as a partnership for federal income tax purposes (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), and no Partnership will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends, or the 90% passive income exception.

Treasury regulations, or the PTP regulations, provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors, or the private placement exclusion, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. We currently intend that each Partnership will qualify for the private placement exclusion.

We have not requested, and do not intend to request, a ruling from the Internal Revenue Service that the Partnerships will be classified as partnerships for federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we likely would not be able to qualify as a REIT. See “Federal Income Tax Consequences of our Status as a REIT — Income Tests” and “— Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “Federal Income Tax Consequences of our Status as a REIT — Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and Their Partners

Partners, Not the Partnerships, Subject to Tax.  A partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership.

Partnership Allocations.  Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations may be disregarded for tax purposes if they do not comply with certain provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. We expect that each Partnership’s allocations of taxable income, gain, and loss will be respected for U.S. federal income tax purposes.

Tax Allocations With Respect to Contributed Properties.  Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss, or built-in gain or built-in loss, is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution, or a book-tax difference. Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods.

Under our Operating Partnership’s Partnership Agreement, depreciation or amortization deductions of the operating partnership generally will be allocated among the partners in accordance with their respective interests in our Operating Partnership, except to the extent that our Operating Partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties. In addition, gain or loss on the sale of a property that has been contributed, in whole or in part, to our Operating Partnership will be specially allocated to the contributing partners to the extent of any built-in gain or loss with respect to such property for federal income tax purposes.

Basis in Partnership Interest.  Our adjusted tax basis in our partnership interest in our Operating Partnership generally will be equal to:

•	the amount of cash and the basis of any other property contributed by us to our Operating Partnership;

•	increased by our allocable share of our Operating Partnership’s income and our allocable share of indebtedness of our Operating Partnership; and

•	reduced, but not below zero, by our allocable share of our Operating Partnership’s loss and the amount of cash distributed to us, and by constructive distributions resulting from a reduction in our share of indebtedness of our Operating Partnership.

If the allocation of our distributive share of our Operating Partnership’s loss would reduce the adjusted tax basis of our partnership interest below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that our Operating Partnership’s distributions, or any decrease in our share of the indebtedness of our Operating Partnership, which is considered a constructive cash distribution to the partners, reduce our adjusted tax basis below zero, such distributions will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Depreciation Deductions Available to Our Operating Partnership.  To the extent that our Operating Partnership acquires its properties in exchange for cash, its initial basis in such properties for federal income tax purposes generally will be equal to the purchase price paid by our Operating Partnership. Our Operating Partnership generally plans to depreciate each depreciable property for federal income tax purposes under the alternative depreciation system of depreciation, or ADS. Under ADS, the Operating Partnership generally will depreciate buildings and improvements over a 40-year recovery period using a straight-line method and a mid-month convention and will depreciate furnishings and equipment over a 12-year recovery period. Our Operating Partnership’s initial basis in properties acquired in exchange for units in our Operating Partnership should be the same as the transferor’s basis in such properties on the date of acquisition by our Operating Partnership. Our Operating Partnership’s tax depreciation deductions will be allocated among the partners in accordance with their respective interests in our Operating Partnership, except to the extent that our Operating Partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties.

Sale of a Partnership’s Property

Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership who contributed such properties to the extent of their built-in gain or loss on those properties for federal income tax purposes.

The partners’ built-in gain or loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution, as adjusted for post-contribution depreciation allocated to them. Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “Federal Income Tax Consequences of our Status as a REIT — Income Tests.” We, however, do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership’s trade or business.

Taxable REIT Subsidiaries

We may own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by us. A TRS may provide services to our tenants and perform activities unrelated to our tenants, such as third-party management, development, and other independent business activities. We have established Gladstone Land Advisors, Inc. as our TRS.

We and our corporate subsidiary must elect for the subsidiary to be treated as a TRS. A corporation of which a qualifying TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% of the value of our assets may consist of securities of one or more TRSs.

Rent that we receive from our TRSs will qualify as “rents from real property” as long as at least 90% of the leased space in the property is leased to persons other than TRSs and related party tenants, and the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The TRS rules limit the deductibility of interest paid or accrued by a TRS to us if certain tests regarding the TRS’s debt-to-equity ratio and interest expense are satisfied. Further, the rules impose a 100% excise tax on transactions between a TRS and us or our tenants that are not conducted on an arm’s-length basis. We believe that all transactions between us and any TRS that we form or acquire will be conducted on an arm’s-length basis.

State and Local Taxes

We and our stockholders may be subject to taxation by various states and localities, including those in which we or our stockholders transact business, own property or reside. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, stockholders should consult their own tax advisers regarding the effect of state and local tax laws upon an investment in the common shares.

TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Our transfer and dividend paying agent and registrar for the shares of common stock being offered by this prospectus will be The Bank of New York Mellon. The principal business address of The Bank of New York Mellon is 100 Church Street, 14th Floor, New York, New York 10286.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement dated , the underwriters named below have severally agreed to purchase from us and the selling shareholder the number of shares of common stock indicated in the following table. is acting as the lead book-running manager of this offering and as the representative of the underwriters.

Number of
Underwriters	Shares

The underwriters propose to offer shares of our common stock, other than directed shares discussed below, directly to the public at the public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers will be sold at the public offering price less a selling concession not in excess of $      per share. The underwriters may allow, and these selected dealers may reallocate, a concession of not more than $      per share to other brokers and dealers.

The underwriters’ obligations to purchase shares of our common stock are subject to conditions contained in the underwriting agreement. The underwriters are obligated to purchase all of the shares of common stock that they have agreed to purchase under the underwriting agreement, other than those covered by the over-allotment option, if they purchase any shares.

Other than in the United States, no action has been taken by us or by the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares of common stock included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of shares of our common stock and the distribution of this prospectus. This prospectus is not an offer to sell nor a solicitation of any offer to buy any shares of our common stock included in this offering in any jurisdiction where that would not be permitted or legal.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

Directed Share Program

At our request, the underwriters have reserved up to           shares, or approximately     % of the common stock offered by this prospectus, for sale under a directed share program to specified officers, directors, business associates and other persons that we identify. All of the persons purchasing the reserved shares must commit to purchase such shares after the registration statement of which this prospectus is a part is declared effective by the SEC but before the close of business on the date of this prospectus. All shares sold pursuant to the directed share program will be restricted from resale for a period of   days (subject to potential extension of up to 34 days) following the completion of this offering pursuant to the terms of agreements with the underwriters.

All sales of shares pursuant to the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus less the underwriting discount. The underwriters will not receive any discounts or commission on the shares being sold pursuant to the directed share program.

We will receive the same amount of cash per share from the sale of the shares pursuant to the directed share program as we will from the sale of shares to the general public. Accordingly, the investors in the offering will not experience any additional dilution by virtue of the directed share program.

Underwriting Discount and Expenses

The following table summarizes the underwriting discount to be paid to the underwriters by us and the selling stockholder.

Total without
	per Share	Total with
	Over-Allotment(1)	Over-Allotment(1)

Underwriting discount to be paid to the underwriters by us
Underwriting discount to be paid to the underwriters by the selling stockholder
Total underwriting discount

(1)	Assumes the sale of reserved shares in the directed share program at the offering price less the underwriters discount, with respect to which no underwriting discount will be paid to the underwriters by us.

We will pay all expenses of the offering that we incur. We estimate that our total expenses of this offering, excluding the underwriting discount, will be approximately $     .

Over-allotment Option

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 1,815,000 additional shares of our common stock at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise the option, each underwriter will become obligated, as long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock approximately proportionate to that underwriter’s initial commitment as indicated in the table above. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased pursuant to the option, the underwriters will offer the additional shares on the same terms as those on which the other shares are being offered hereby.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Lockup Agreements

We and each of our officers, directors and other stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 180 days after the date of this prospectus (subject to potential extension of up to 34 days), other than shares of common stock issuable in exchange for properties or in connection with a dividend reinvestment plan, without the prior written consent of the representatives of the underwriters. This consent may be given at any time without public notice. In addition, purchasers in the directed share program will be subject to separate lockup agreements restricting their resale of shares purchased pursuant to the directed share program for a period of 180 days following the completion of the offering. There are no present agreements between the representatives of the underwriters and us or any of our executive officers, directors or stockholders releasing us or them from these lock-up agreements prior to the expiration of the 180-day period other than with respect to our issuance of shares of common stock upon exercise by the underwriters of their over-allotment option.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, syndicate covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, resulting in a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock in the open market prior to completion of the offering.

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions, stabilizing transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effort that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock has been determined by negotiations between us and the representatives of the underwriters. Among the primary factors considered in determining the initial public offering price were:

•	prevailing market conditions;

•	our capital structure;

•	the present stage of our development;

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us; and

•	estimates of our business potential and earning prospects.

Listing of Shares

We intend to apply to have our common stock listed on the NASDAQ Global Market under the symbol “LAND.”

EXPERTS

The consolidated financial statements as of December 31, 2009 and 2008 and for each of the three years ended December 31, 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by Cooley LLP, Washington, DC.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11, including exhibits and amendments filed with this registration statement, under the Securities Act of 1933 with respect to shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by reference to the exhibit to which the reference relates. Copies of the registration statement, including the exhibits to the registration statement, may be examined without charge at the public reference room of the Securities and Exchange Commission, 100 F Street N.E., Room 1580, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the Securities and Exchange Commission upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you on the SEC’s Web site at http://www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, and we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the SEC’s Web site referred to above.

GLADSTONE LAND CORPORATION

Report of Independent Registered Public Accounting Firm

To the Shareholder of Gladstone Land Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholder’s equity and cash flows present fairly, in all material respects, the financial position of Gladstone Land Corporation and its subsidiaries (“the Company”) at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers, LLP

April 21, 2010,
Except for note 2, as to which the date is
August 6, 2010

GLADSTONE LAND CORPORATION

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,	December 31,
	2010	2009	2008
	(Unaudited)

ASSETS
Real estate, net of accumulated depreciation of $1,630,456, $1,473,532, and $1,159,685, respectively	$17,870,777	$18,027,701	$18,341,548
Cash and cash equivalents	2,215,794	1,807,293	2,429,625
Note receivable from adviser		—	—
Deferred financing costs, net of accumulated amortization of $95,703, $90,615 and $80,441, respectively	108,520	113,608	123,782
Accounts receivable and prepaid expenses	337,538	147,582	156,259

TOTAL ASSETS	$20,532,629	$20,096,184	$21,051,214

LIABILITIES AND STOCKHOLDER’S EQUITY

LIABILITIES
Mortgage note payable	$11,469,376	$11,681,709	$12,086,037
Borrowings under line of credit	5,000	5,000	5,000
Deferred tax liability	342,422	334,834	310,100
Accounts payable and accrued expenses	205,247	80,172	113,997
Rent received in advance	199,439	—	199,439
Due to adviser	48,722	7,359	4,292

Total Liabilities	12,270,206	12,109,074	12,718,865

STOCKHOLDER’S EQUITY
Common Stock, $0.01 par value, 1,000 share authorized 100 shares issued and outstanding	1	1	1
Additional paid in capital	99	99	99
Retained earnings	8,262,323	7,987,010	8,332,249

Total Stockholder’s Equity	8,262,423	7,987,110	8,332,349

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$20,532,629	$20,096,184	$21,051,214

The accompanying notes are an integral part of these consolidated financial statements.

GLADSTONE LAND CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2010	2009	2009	2008	2007
	(Unaudited)	(Unaudited)

Operating revenues
Rental income	$1,196,634	1,196,634	$2,418,111	$2,418,111	$2,418,111

Total operating revenues	1,196,634	1,196,634	2,418,111	2,418,111	2,418,111

Operating expenses
Depreciation	156,924	156,924	313,847	315,545	315,664
Management advisory fee	65,155	10,245	25,288	17,543	30,228
Professional fees	75,248	130,459	235,852	189,341	132,698
Taxes and licenses	2,438	1,779	2,763	19,988	3,574
Insurance	14,017	11,193	24,739	14,723	11,897
General and administrative	14,360	921	11,833	14,149	3,356

Total operating expenses	328,142	311,521	614,322	571,289	497,417

Other income (expense)
Interest income	1,639	1,134	2,341	43,663	99,881
Interest income from note receivable	—	—	—	—	1,203
Interest income from employee loans	—	—	—	140,423	188,478
Other (expense) income	9,901	—	—	(870)	10,097
Interest expense	(352,101)	(369,048)	(727,249)	(793,477)	(812,023)

Total other expense	(340,561)	(367,914)	(724,908)	(610,261)	(512,364)

Net income before income taxes	527,931	517,199	1,078,881	1,236,561	1,408,330

Provision for income taxes	252,618	213,474	424,120	476,308	550,946

Net income	$275,313	$303,725	$654,761	$760,253	$857,384

Earnings per weighted average common share
Basic	$2,753	$3,037	$6,548	$7,603	$8,574

Diluted	$2,753	$3,037	$6,548	$7,603	$8,574

Weighted average shares outstanding
Basic	100	100	100	100	100

Diluted	100	100	100	100	100

The accompanying notes are an integral part of these consolidated financial statements.

GLADSTONE LAND CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock				Total
	Number of	$0.01	Paid in	Retained	Stockholder’s
	Shares	par Value	Capital	Earnings	Equity

Balance at December 31, 2006	100	$1	$99	$10,973,892	$10,973,992

Net income		—	—	857,384	857,384
Dividend		—	—	(15,357)	(15,357)

Balance at December 31, 2007	100	$1	$99	$11,815,919	$11,816,019

Net income		—	—	760,253	760,253
Dividend		—	—	(4,820,020)	(4,820,020)
Capital contribution		—	—	576,097	576,097

Balance at December 31, 2008	100	$1	$99	$8,332,249	$8,332,349

Net income		—	—	654,761	654,761
Dividend		—	—	(1,000,000)	(1,000,000)

Balance at December 31, 2009	100	$1	$99	$7,987,010	$7,987,110

Net income		—	—	275,313	275,313

Balance at June 30, 2010	100	$1	$99	$8,262,323	$8,262,423

The accompanying notes are an integral part of these consolidated financial statements.

GLADSTONE LAND CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	June 30,		For the Years Ended December 31,
	2010	2009	2009	2008	2007
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income	$275,313	$303,725	$654,761	$760,253	$857,384
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	156,924	156,924	313,847	315,545	315,664
Amortization of deferred financing costs	5,088	5,088	10,174	10,174	10,080
Deferred income taxes	7,588	12,368	24,734	44,175	56,610
(Increase) decrease in accounts receivable and prepaid expenses	(189,956)	(53,163)	8,677	(54,605)	(31,181)
Decrease in income taxes payable		—	—	(6,000)	(52,939)
Increase (decrease) in accounts payable, accrued expenses, and amount due adviser	166,438	(40,264)	(30,758)	100,748	23,554
Increase (decrease) in rent received in advance	199,439	—	(199,439)	—	808

Net cash provided by operating activities	620,834	384,678	781,996	1,170,290	1,179,980

Cash flows from investing activities:
Repayments on note receivable from affiliate	—	—	—	—	650,000
Issuance of note receivable	—	—	—	—	(300,000)
Issuance of employee loans	—	—	—	(500,000)	—
Repayment of employee loans	—	—	—	2,820,020	—

Net cash provided by investing activities	—	—	—	2,320,020	350,000

Cash flows from financing activities:
Principal repayments on mortgage notes payable	(212,333)	(198,255)	(404,328)	(341,552)	(350,670)
Dividends paid	—	—	(1,000,000)	(4,820,020)	(15,357)
Capital contribution	—	—	—	576,097	—
Payments for financing costs	—	—	—	—	(1,500)

Net cash used in financing activities	(212,333)	(198,255)	(1,404,328)	(4,585,475)	(367,527)

Net increase (decrease) in cash and cash equivalents	408,501	186,423	(622,332)	(1,095,165)	1,162,453
Cash and cash equivalents, beginning of year	1,807,293	2,429,625	2,429,625	3,524,790	2,362,337

Cash and cash equivalents, end of year	$2,215,794	$2,616,048	$1,807,293	$2,429,625	$3,524,790

Cash paid during year for interest	$347,875	$303,477	$658,656	$719,327	$801,943

Cash paid during year for income taxes	$268,000	$254,000	$386,893	$490,118	$576,347

The accompanying notes are an integral part of these consolidated financial statements.

GLADSTONE LAND CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Significant Accounting Policies

Gladstone Land Corporation, (the “Company”) was re-incorporated in Delaware on May 25, 2004, having been originally incorporated in California on June 14, 1997. The Company’s Chairman is the sole shareholder. The Company is engaged in the business of owning and leasing of farmland.

On April 29, 2009 the land held in SC Land, Inc. (“SC Land”) was transferred to an existing subsidiary of the Company called West Gonzales Road Oxnard, LLC (“West Gonzales”).

The land held by the Company is held in two separate subsidiaries, West Gonzales and San Andreas Road Watsonville, LLC, (“San Andreas”) and is leased to Dole Fresh Vegetables, Inc., a wholly owned subsidiary of Dole Food Company (“Dole”) under two separate leases, refer to Note 5 for further detail on these leases. The continuing operations of the Company consist solely of the two land leases on Company-owned farmland with Dole. Dole engages in the production, distribution and marketing of fruits, vegetables and flowers, and also provides packaged fruit products, ready-to-eat salads and vegetables. There is also a lease on a small parcel of the Oxnard farm to an oil company.

Subject to certain restrictions and limitations, the business of the Company is managed by Gladstone Management Corporation, a Delaware corporation (the “Adviser”).

Interim Financial Information

The unaudited interim financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in the opinion of the Company’s Management, all adjustments, consisting solely of normal recurring accruals, necessary for the fair statement of financial statements for the interim period have been included.

Subsidiaries

The Company conducts substantially all of its operations through a subsidiary, Gladstone Land Limited Partnership, a Delaware limited partnership, (the “Operating Partnership”). The Operating Partnership holds all of the membership interests of San Andreas and West Gonzales.

As the Company currently owns all of the general and limited partnership interests of the Operating Partnership, the financial position and results of operations of the Operating Partnership are consolidated with those of the Company.

Gladstone Land GP, LLC, a Delaware limited liability company (“Land GP”) and a subsidiary of the Company, was organized to serve as the general partner of the Operating Partnership and to engage in any lawful act or activity for which a limited liability company may be organized in Delaware. Land GP has the power to make and perform all contracts and to engage in all activities to carry out the purposes of the Company, and all other powers available to it as a limited liability company. As the Company currently owns all of the membership interests of Land GP, the financial position and results of operations of Land GP are consolidated with those of the Company.

Investments in real estate

The Company’s investments in real estate consist of farm land and improvements made to the farm land consisting of a building, cooler and a drain system. The Company records investments in real estate at cost and capitalizes improvements and replacements when they extend the useful life or improve the efficiency of the asset. The Company expenses costs of repairs and maintenance as incurred. The Company computes depreciation using the straight-line method over the estimated useful life or 39 years, whichever is shorter, for buildings and improvements and 5 to 10 years for equipment. The estimated useful life of the Company’s buildings and improvements is 20 years. Real estate depreciation expense on these assets was $313,847, $315,545 and $315,664 for the years ended December 31, 2009, 2008, and 2007, respectively.

GLADSTONE LAND CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment

The Company accounts for the impairment of real estate in accordance with Accounting Standards Codification (“ASC”) 360-10-35, “Property, Plant, and Equipment,” which requires that the Company periodically review the carrying value of each property to determine if circumstances indicate impairment in the carrying value of the investment exists or that depreciation periods should be modified. If circumstances support the possibility of impairment, the Company prepares a projection of the undiscounted future cash flows, without interest charges, of the specific property and determines if the investment in such property is recoverable. If impairment is indicated, the carrying value of the property would be written down to its estimated fair value based on the Company’s best estimate of the property’s discounted future cash flows. There have been no impairments recognized on real estate assets at December 31, 2009.

Cash and cash equivalents

The Company considers all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Items classified as cash equivalents include commercial paper and money-market funds. All of the Company’s cash and cash equivalents at December 31, 2009 were held in the custody of one financial institution, and the Company’s balance at times may exceed federally insurable limits.

Deferred financing costs

Deferred financing costs consist of costs incurred to obtain long-term financing, including, legal fees, origination fees, and administrative fees. The costs are deferred and amortized using the straight-line method, which approximates the effective interest method, over the term of the related financing. Total amortization expense related to deferred financing costs, was $10,174, $10,174 and $10,080 for the years ended December 31, 2009, 2008, and 2007, respectively. Amortization of financing costs are included in interest expense in the consolidated financial statements.

Revenue recognition

Rental revenue includes rents that our tenant pays in accordance with the terms of its respective leases. Rental payments under the Company’s current two leases are adjusted to ‘prevailing market rent’ every two years. As these adjustments are not predetermined amounts, straight-line basis of accounting is not required.

Income taxes

The Company’s net income will be taxed at regular corporate tax rates for both federal and state purposes. The estimated tax liability has been accrued at an effective rate of 34% and 8% for federal and state taxes, respectively. The Company treated a tax refund received in 2008, from operating losses from prior periods, as a capital contribution, and a tax liability paid in 2007, from income from prior periods, as a capital distribution. The Company has accounted for these transactions in this manner as they relate to the Company’s previously sold agricultural operations and the historical financial statements herein present the Company’s leasing operations on a carve-out basis.

The Company accounts for such income taxes in accordance with the provisions of ASC 740, “Income Taxes.” Under ASC 740-10-25, the Company accounts for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In estimating future tax consequences, the Company considers all future events other than enactments of changes in tax laws or rates. The effect on deferred tax assets and liabilities of a change in tax rates will be recognized as income or expense in the period of enactment.

GLADSTONE LAND CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In addition, ASC 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company has performed a review of its tax positions and determined that it has no uncertain tax positions. In addition, there are no open tax years under review by any taxing agencies. Any future interest that would be accrued related to unrecognized tax benefits would be recorded in other expenses and penalties would be recorded in income tax expense in the Consolidated Statements of Operations.

In connection with intercompany transfers of the Watsonville and Oxnard Farms in 2002 and of the Watsonville farm again in 2004, the Company created taxable gains for both federal and state purposes. These taxable gains are generally based on the excess of the fair market value of the property over the tax basis of the property. These intercompany taxable gains are indefinitely deferred until a triggering event occurs, generally when the transferee or the transferor leave the consolidated group as defined by the relevant tax law or the property is sold to a third party. While there are taxable gains to the transferring entity, the receiving entity’s tax basis is the fair market value at the date of transfer. Thus a deferred tax liability is created related to the taxable gain to the transferring entity but an offsetting deferred tax asset is created representing the basis difference created by the new tax basis of the receiving entity. As a result, the deferred tax assets and liabilities offset one another and there is no net impact to the Company. In accordance with ASC 740 and ASC 810, no tax impact is recognized in the consolidated financial statements as a result of intra-entity transfers of assets.

As a result of the transfers above, the related deferred tax assets and liabilities total approximately $2.3 million as of December 31, 2009. With respect to the federal amount of $2.1 million, this amount will become payable upon the Company making a REIT election and as a REIT, the Company will no longer be able to obtain the benefit of the related deferred tax asset. As a result, the Company will reverse the deferred tax asset when the Company has completed all significant actions necessary to qualify as a REIT and is committed the course of action for this to occur. The Company currently expects this to occur in the fourth quarter of 2010 however, there can be no assurance that this will occur. The REIT election does not have the same impact on the state tax amount of approximately $200,000, therefore these will continue to be deferred.

In addition, at the time of transfer of the Watsonville farm in February 2004 from SC Land, a deferred intercompany stock account, or DISA, was created at the state income tax level. The DISA is calculated based upon the fair market value of the property at the time of distribution and the resulting tax liability was approximately $98,000. SC Land was formally liquidated in June 2010, however the Company has concluded that SC Land was de facto liquidated in May 2009, when it transferred its remaining existing asset to the parent company, since the business operations of SC Land were effectively terminated as of that date. The state income taxes of $98,000 related to the DISA became payable at the time of the de facto liquidation in May 2009.

In addition, the Company transferred its Oxnard farm in May 2009 from SC Land Inc into the parent company. As stated in the paragraph above, SC Land was de facto liquidated in May 2009 and as a result, the Company will not be subject to a similar tax on the transfer as discussed in the paragraphs above related to the 2002 and 2004 transfers.

In addition, under California state law, the Company and its Adviser are presumed to be unitary entities and therefore required to report their income on a combined basis, as David Gladstone is the sole shareholder of both entities. The combined reporting application will result in refunds related to previous income tax years. The combined refunds from 2005 through 2009 are estimated to be approximately $126,000. The Company’s management has decided to pursue these refunds.

GLADSTONE LAND CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reconciliation between the U.S. statutory federal income tax rate and the Company’s effective income tax rate is explained in the following table:

	2009	2008

US statutory federal income tax rate	34.0%	34%
State taxes, net of US federal income tax benefit	5.8%	5.8%

Effective tax rate	39.8%	39.8%

The provision for income taxes included in the Company’s consolidated financial statements includes both a current portion and a deferred portion. The following table shows the breakdown between the current and deferred income taxes for the years ended December 31, 2009, 2008 and 2007:

	For the Year Ended December 31,
	2009	2008	2007

Current portion	$399,386	$432,133	$494,336
Deferred portion	24,734	44,175	56,610

Total income taxes	$424,120	$476,308	$550,946

The deferred tax liability in the accompanying balance sheet represents the basis difference in the Company’s real estate as it relates to depreciation.

The Company’s permanent differences relate to Federal and State income taxes.

Related Party Transaction

In September 2008, the Company executed a guaranty to and for the benefit of our affiliate Gladstone Capital, whereby the Company unconditionally and irrevocably guaranteed to Gladstone Capital the payment when due of the amounts owed to Gladstone Capital by David Gladstone and his daughter Laura Gladstone under secured promissory notes that each of them had entered into with Gladstone Capital. In the case of Mr. Gladstone, the principal amount of the note was $5,900,010, and in the case of Ms. Gladstone, the principal amount was $750,000. Under the terms of the guaranty, the Company would have been required to pay the balance remaining on each note only after the original collateral pledged by Mr. Gladstone and Ms. Gladstone (393,334 shares of Gladstone Capital common stock and 50,000 shares of Gladstone Capital common stock, respectively) was surrendered to Gladstone Capital and applied against the principal balance on the notes. This guaranty was terminated on June 24, 2010.

Use of estimates

The preparation of financial statements in conformity with GAAP, (“Accounting Principles Generally Accepted in the United States of America”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	Revision of Prior Year Financial Statements

In connection with reporting its financial results for the quarterly period ended June 30, 2010, the Company reviewed its accounting for income taxes related to certain intercompany transactions that occurred in prior years and identified errors in the company’s accounting for certain tax liabilities or income tax receivables. The Company determined that during prior years it had not recorded deferred tax items related to certain intercompany transfers. Additionally, the Company should have field a combined return with its Adviser, which results in lower state income taxes in prior years. For a complete discussion of these transactions and the tax impacts, refer to the income taxes section of Note 1: Organization and Significant Accounting Policies.

GLADSTONE LAND CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company assessed the materiality of these items on the years ended December 31, 2009, 2008, and 2007, including the 2007 opening balances, in accordance with ASC 250-10 (Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 99, “Materially”) and concluded that the errors were not material to such periods. The Company also concluded that the impact of correcting these items as a cumulative adjustment in the year ended December 31, 2010, would have been misleading to the users of the financial statements. In accordance with ASC 25-10 (SAB No. 108, “Considering the effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”), previously issued annual and interim period financial statements have been revised to correct for these items.

The following tables set forth the line items affected by the revisions on the Company’s consolidated statements of operations for the years ended December 31, 2009, 2008, and 2007, the consolidated balance sheets at December 31,2009 and 2008, and the consolidated statements of stockholders’ equity at December 31, 2006. The revision does not impact the statement of cash flows for any period.

Consolidated Statements of Operations

	Year Ended December 31, 2009			Year Ended December 31, 2008			Year Ended December 31, 2007
		Adjustments			Adjustments			Adjustments
		Related to			Related to			Related to
	As	Income	As	As	Income	As	As	Income	As
	Reported	Taxes	Revised	Reported	Taxes	Revised	Reported	Taxes	Revised

Net income before income taxes	$1,078,881	$—	$1,078,881	$1,236,561	$—	$1,236,561	$1,408,330	$—	$1,408,330
Provision for income taxes	444,503	(20,383)	424,120	492,293	(15,985)	476,308	580,018	(29,072)	550,946

Net income	$634,378	$20,383	$654,761	$744,268	$15,985	$760,253	$828,312	$29,072	$857,384

Consolidated Balance Sheets

	As of December 31, 2009			As of December 31, 2008
		Adjustments			Adjustments
		Related to			Related to
	As	Income	As	As	Income
	Reported	Taxes	Revised	Reported	Taxes	As Revised

Accounts receivable and prepaid expenses	$21,300	$126,282	$147,582	$50,360	$105,899	$156,259
Total Assets	19,969,902		20,096,184	20,945,315		21,051,214

Deferred tax liability	$237,192	$97,642	$334,834	$212,458	$97,642	$310,100
Total Liabilities	12,011,432		12,109,074	12,621,223		12,718,865

Retained earnings	7,958,370	28,640	7,987,010	8,323,992	8,257	8,332,249
Total Stockholder’s Equity	$7,958,470		$7,987,110	$8,324,092		$8,332,349

Consolidated Statements of Stockholders’ Equity

Balance at December 31, 2006 (as previously reported)	$11,010,792
Adjustment related to income taxes	(36,800)

Balance at December 31, 2006 (as revised)	$10,973,992

GLADSTONE LAND CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Concentration of Credit Risk

The majority of the Company’s leases are with Dole. If Dole fails to make rental payments to the Company or elects to terminate its leases and the land cannot be re-leased on satisfactory terms, there would be a material adverse effect on the Company’s financial performance and the Company’s ability to continue operations. The parent company of the Company’s tenant, Dole Food Company, has guaranteed both of the leases. The financial statements of Dole Food Company can be found on the Securities and Exchange Commission’s website.

4.	Management Advisory Fee

The Company has no employees, and all of the Company’s operations are managed by the Company’s Adviser pursuant to an Advisory Agreement entered into November 1, 2004. Pursuant to the Advisory Agreement, the Adviser is responsible for managing the Company on a day-to-day basis and for identifying, evaluating, negotiating and consummating investment transactions consistent with the Company’s criteria. In exchange for such services, the Company pays the Adviser a management advisory fee, which consists of the reimbursement of certain expenses of the Adviser. The Company reimburses the Adviser for its pro-rata share of the payroll and related benefit expenses on an employee-by-employee basis, based on the percentage of each employee’s time devoted to Company matters. The Company also reimburses the Adviser for general overhead expenses multiplied by the ratio of hours worked by the Adviser’s employees on Company matters to the total hours worked by the Adviser’s employees.

The Company compensates its Adviser through reimbursement of its portion of the Adviser’s payroll, benefits and general overhead expenses. This reimbursement is generally subject to a combined annual management fee limitation of 2.0% of the Company’s average invested assets for the year, with certain exceptions. Reimbursement for overhead expenses is only required up to the point that reimbursed overhead expenses and payroll and benefits expenses, on a combined basis, equal 2.0% of the Company’s average invested assets for the year, and general overhead expenses are required to be reimbursed only if the amount of payroll and benefits reimbursed to the Adviser is less than 2.0% of its average invested assets for the year. However, payroll and benefits expenses are required to be reimbursed by the Company to the extent that they exceed the overall 2.0% annual management fee limitation. To the extent that overhead expenses payable or reimbursable by the Company exceed this limit and the Company’s independent directors determine that the excess expenses were justified based on unusual and nonrecurring factors which they deem sufficient, the Company may reimburse the Adviser in future years for the full amount of the excess expenses, or any portion thereof, but only to the extent that the reimbursement would not cause the Company’s overhead expense reimbursements to exceed the 2.0% limitation in any year. To date, the advisory fee has not exceeded the annual cap.

For the years ended December 31, 2009, 2008 and 2007, the Company incurred $25,288, $17,543 and $30,228, respectively, in management advisory fees. For the six months ended June 30, 2010 and 2009, the Company incurred $65,155 and $10,245, respectively, in management advisory fees.

The following table shows the breakdown of the management advisory fee for years ended December 31, 2009, 2008 and 2007 and for the six months ended June 30, 2010 and 2009:

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2010	2009	2009	2008	2007
	(Unaudited)	(Unaudited)

Allocated payroll and benefits	$47,384	$8,198	$19,995	$13,228	$22,529
Allocated overhead expenses	17,771	2,047	5,293	4,315	7,699

Total management advisory fee	$65,155	$10,245	$25,288	$17,543	$30,228

GLADSTONE LAND CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Earnings per Common Share

The following tables set forth the computation of basic and diluted earnings per share for the years ended December 31, 2009, 2008 and 2007 and for the six months ended June 30, 2010 and 2009:

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2010	2009	2009	2008	2007
	(Unaudited)	(Unaudited)

Net income	$275,313	$303,725	$654,761	$760,253	$857,384
Denominator for basic & diluted weighted average shares	100	100	100	100	100

Basic & diluted earnings per common share	$2,753	$3,037	$6,548	$7,603	$8,574

6.	Real Estate

The Company owns two separate parcels of land which are subject to triple net land leases with Dole. A small portion of one of the parcels is also subject to a triple-net lease with an oil company. Under a triple net lease, the tenant is required to pay all operating, maintenance and insurance costs and real estate taxes with respect to the leased property.

The first parcel of land is located in Ventura County, California and sits on approximately 653 acres of land. The Company also constructed a building and cooler on the property for storage of produce by Dole. The lease terminates in December 2013. The lease contains a provision for market rental increases at specified intervals, at which time the Company and Dole will mutually agree on the new market rent. The lease to the oil company is located on the same parcel of land and sits on approximately 8 acres of land. The lease term is indefinite and contains a provision for market rent increases at specified intervals consistent with the agricultural rent paid.

The second parcel of land is located in Santa Cruz County, California and sits on approximately 306 acres of land. The lease terminates in December 2010. The lease contains a provision for market rental increases at specified intervals, at which time the Company and Dole will mutually agree on the new market rent.

The following table sets forth the components of the Company’s investments in real estate:

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2010	2009	2009	2008

Real estate:
Land	$14,245,497	$14,245,497	$14,245,497	$14,245,497
Building	896,952	896,952	896,952	896,952
Cooler	4,276,665	4,276,665	4,276,665	4,276,665
Drain system	82,119	82,119	82,119	82,119
Accumulated depreciation	(1,630,456)	(1,316,608)	(1,473,532)	(1,159,685)

Real estate, net	$17,870,777	$18,184,625	$18,027,701	$18,341,548

GLADSTONE LAND CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future operating lease payments under both leases, excluding customer reimbursement of expenses in effect at December 31, 2009, are as follows:

Year	Lease Payments

2010	$2,393,268
2011	1,988,268
2012	1,988,268
2013	1,988,268

In accordance with the lease terms, substantially all tenant expenses are required to be paid by the tenant, however, the Company would be required to pay real estate taxes on the respective parcels of land in the event Dole fails to pay them. The total annual real estate taxes for all parcels of land the Company owns as of December 31, 2009, is approximately $169,000.

7.	Notes Receivable

In February 2005, the Company extended a note to its Adviser, in which the Adviser is able to draw a maximum of $1.25 million from the Company. This loan accrued interest on the unpaid principal based upon the prime rate on the first business day of each month, and the interest was payable to the Company monthly in arrears. There was no amount outstanding as of December 31, 2008. On August 26, 2009, the note was cancelled.

In December 2006, the Company extended a loan to its President for approximately $2.32 million. In April 2008, the Company extended an additional loan to its President for $0.50 million. The loans accrued interest based upon the prime rate on the first business day of each quarter, and the interest was payable to the Company quarterly in arrears. The balance of the principal under both notes and all interest was paid in full on December 10, 2008.

8.	Mortgage Note Payable

On February 15, 2006, the Company entered into a long-term note payable, in which the Company borrowed $13.0 million, which was collateralized by a security interest in its land located in Ventura County, California. The note accrues interest at an initial rate of 6.35% per year, and the interest rate is adjusted every three years to the current market rate, as determined by the Lender. On February 1, 2009, the interest rate adjusted to 6.0%. The Company has the option to prepay the note in full within 15 days prior to the adjustment date without any prepayment penalty. If the Company prepays the note at any other time during the life of the note it would be subject to a substantial prepayment penalty. The note matures on February 1, 2021. There was approximately $11.7 million and $12.1 million outstanding on the note as of December 31, 2009 and 2008, respectively.

Scheduled principal payments of the mortgage note payable are as follows:

Scheduled Principal
Year	Payments

2010	$431,116
2011	457,707
2012	485,937
2013	515,909
2014	547,729
Thereafter	9,243,311

$11,681,709

The fair market value of the long-term note payable as of December 31, 2009 and 2008 was approximately $12.8 million and $12.4 million, respectively, as compared to a carrying value of approximately $11.7 million and

GLADSTONE LAND CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$12.1 million, respectively. The fair market value was calculated based on a discounted cash flow analysis, using interest rates based on management’s estimate of interest rates on long-term debt with comparable terms.

9.	Line of Credit

On November 8, 2002, the Company entered into a $3.25 million revolving credit agreement with Lend Lease Agri-Business, Inc., which matures on December 1, 2017. The interest rate charged on the advances under the facility is based upon a margin of 2.85%, plus the three-month London Interbank Offered Rate, (“LIBOR”) in effect on the first day of each calendar quarter. The Company may use the advances under the line of credit for both general corporate purposes and the acquisition of new investments. As of both December 31, 2009 and 2008, there was $5,000 outstanding under the line of credit, the minimum principal balance required under the agreement.

10.	Stockholders’ Equity

On September 9, 2009, the Company’s Board of Directors declared a cash distribution of $10,000 per common share payable on September 10, 2009 to those stockholders of record as of the close of business on September 9, 2009.

On December 8, 2008, the Company’s Board of Directors declared a cash distribution of $28,200.20 per common share payable on December 10, 2008, to those stockholders of record as of the close of business on December 9, 2008.

On December 9, 2008, the Company’s Board of Directors declared a cash distribution of $20,000.00 per common share payable on December 11, 2008, to those stockholders of record as of the close of business on December 10, 2008.

11.	Subsequent Events

There were no material events subsequent to December 31, 2009 that require disclosure.

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2009

		Initial Cost			Total Cost
				Costs
				Capitalized				Accumulated
			Buildings &	Subsequent to		Buildings &		Depreciation	Net Real	Date
Location of Property	Encumbrances	Land	Improvements	Acquisition	Land	Improvements	Total(1)	(2)	Estate	Acquired

Ventura County, California Land, Building & Cooler	$11,681,709	$9,895,497	$5,255,736	$—	$9,895,497	$5,255,736	$15,151,233	$1,473,532	$13,677,701	9/15/1998
Santa Cruz County, California Land	—	4,350,000	—	—	4,350,000	—	4,350,000	—	4,350,000	6/16/1997

	$11,681,709	$14,245,497	$5,255,736	$—	$14,245,497	$5,255,736	$19,501,234	$1,473,533	$18,027,701

(1)	The aggregate cost for land and building improvements for federal income tax purposes is the same as the total gross cost of land and building improvements.

(2)	The Company computes depreciation using the straight-line method over the estimated useful life or 39 years, whichever is shorter, for buildings and improvements and 5 to 10 years for equipment.

APPENDIX A

PRIOR PERFORMANCE TABLE

Compensation to Sponsor

Set forth below is a summary of all compensation paid to our Adviser by Gladstone Commercial Corporation since its formation in 2003. For additional information concerning Gladstone Commercial, see “Our Real Estate Investing Experience — Our Adviser’s Real Estate Investing Experience.” Copies of Gladstone Commercial’s filings with the Securities and Exchange Commission, including the exhibits thereto, may be examined without charge at the public reference room of the Securities and Exchange Commission, 100 F Street N.E., Room 1580, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0300. Copies of all or a portion of the filings can be obtained from the public reference room of the Securities and Exchange Commission upon payment of prescribed fees. These filings are also available to you on the SEC’s Web site at http://www.sec.gov. Our Adviser will also provide, upon request, for no fee, Gladstone Commercial’s most recent Annual Report on Form 10-K and, for a reasonable fee, the exhibits to that report.

Gladstone Commercial

Date offering commenced	August 12, 2003
Dollar amount raised (net of discounts)	$105,181,148
Amount to be paid to advisor from proceeds of offering:
Underwriting fees	—
Acquisition fees — real estate commissions and mortgage placement fees	—
Other fees	—
Dollar amount of cash generated from operations before deducting payments to advisor	5,436,594
Amount paid to advisor from operations:
Asset management fees	—
Reimbursements(1)	2,460,619
Dollar amount of property sales and refinancing before deducting payments to advisor	—

(1)	Represents reimbursements of personnel provided by the Adviser in connection with providing management and administrative services through June 2005, the date the proceeds of the offering were fully invested.

A-1

12,100,000 Shares of Common Stock

PROSPECTUS

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to make any representations other than those contained in the prospectus and supplemental literature authorized by Gladstone Land Corporation and referred to in this prospectus, and, if given or made, such information and representations must not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Until          , 2010 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as soliciting dealers with respect to their unsold allotments or subscriptions.

          , 2010

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses of the sale and distribution of the securities being registered pursuant to this registration statement, all of which are being borne by the registrant. All amounts other than the SEC registration fee and the FINRA filing fee have been estimated.

SEC registration fee	$15,875
FINRA filing fees*	23,140
NASDAQ listing fees*	125,000
Printing and engraving expenses*	150,000
Legal fees and expenses*	700,000
Accounting fees and expenses*	150,000
Transfer agent and registrar fees*	25,000
Miscellaneous expense*	110,985
Total*	$1,300,000

*	To be provided by amendment.

Item 32.	Sales to Special Parties.

Officers, directors and business associates of Gladstone Management Corporation will be allowed to purchase shares pursuant to our distribution reinvestment plan for $      per share.

Item 33.	Recent Sale of Unregistered Securities.

Not applicable.

Item 34.	Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

Our restated certificate of incorporation includes such a provision.

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. Our amended and restated bylaws include such a provision. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

Section 145 of the DGCL also provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. Our amended and restated bylaws contain such a provision. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director has actually and reasonably incurred.

Expenses incurred by any indemnitee in defending or investigating a threatened or pending action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such indemnitee is not entitled to be indemnified by us. No advance will be made by us if a determination is reasonably and promptly made by our Board of Directors by a majority vote of a quorum of disinterested directors, or if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that, based upon the facts known to the board or counsel at the time such determination is made, such person did not meet the applicable standard of conduct in order to be indemnified.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

We plan to enter into an underwriting agreement that provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act

Item 35.	Treatment of Proceeds from Stock Being Registered.

Not applicable.

Item 36.	Financial Statements and Exhibits.

(a) Financial Statements.  See page F-1 of the prospectus that forms a part of this Registration Statement for an index to the financial statements included in the prospectus.

(b) Exhibits:

The list of exhibits filed with or incorporated by reference in this Registration Statement is set forth in the Exhibit Index following the signature page herein.

Item 37.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or Rule 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean, Commonwealth of Virginia on the 6th day of August, 2010.

GLADSTONE LAND CORPORATION

/s/  David Gladstone
David Gladstone
Chief Executive Officer and
Chairman of the Board of Directors

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Gladstone and Danielle Jones, and each of them, with full power to act without the other, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this registration statement, and any and all pre-effective and post-effective amendments thereto as well as any related registration statements (or amendment thereto) filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date

/s/ David Gladstone David Gladstone	Chief Executive Officer and Chairman of the Board of Directors	August 6, 2010

/s/ Danielle Jones Danielle Jones	Chief Financial Officer (principal financial and accounting officer)	August 6, 2010

/s/ George Stelljes III George Stelljes III	Director	August 6, 2010

/s/ Terry Brubaker Terry Brubaker	Director	August 6, 2010

EXHIBIT INDEX

The following exhibits are included, or incorporated by reference, in this registration statement on Form S-11 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit
No.		Description

1	.1(1)	Underwriting Agreement.
3	.1(1)	Certificate of Incorporation.
3	.2(1)	Bylaws of Gladstone Land Corporation.
3	.1(1)	Amended and Restated Certificate of Incorporation, to be in effect upon completion of this offering.
3	.2(1)	Amended and Restated Bylaws of Gladstone Land Corporation, to be in effect upon completion of this offering.
5	.1(1)	Opinion of Cooley LLP.
8	.1(1)	Opinion of Cooley LLP as to tax matters.
10	.1(1)	Advisory Agreement by and between Gladstone Land Corporation and Gladstone Management Corporation.
10	.2(1)	Administration Agreement by and between Gladstone Land Corporation and Gladstone Administration, LLC.
10	.3(1)	Agreement of Limited Partnership of Gladstone Land Limited Partnership.
10	.4(1)	Amended and Restated Advisory Agreement by and between Gladstone Land Corporation and Gladstone Management Corporation.
10	.5(1)	Amended and Restated Administration Agreement by and between Gladstone Land Corporation and Gladstone Administration, LLC.
21	.1(1)	List of subsidiaries.
23.1		Consent of PricewaterhouseCoopers, LLC.
23	.2(1)	Consent of Cooley LLP (included in Exhibit 5.1).
23	.3(1)	Consent of Cooley LLP (included in Exhibit 8.1).
24		Power of Attorney (included in the signature page to this registration statement).
99.1		Consent of Michela A. English
99.2		Consent of Anthony W. Parker
99.3		Consent of Paul W. Adelgren
99.4		Consent of John Outland

(1)	To be filed by amendment.